SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934
Report on Form 6-K dated May 26, 2010
British Telecommunications plc
(Translation of registrant’s name into English)
BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
Enclosure: British Telecommunications plc — Annual Report & Form 20-F 2010

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British Telecommunications plc

By:	/s/ Heather Brierley
Name:	Heather Brierley
Title:	Secretary
Date: May 26, 2010

Annual
Report &
Form 20-F 2010 As a wholly-owned subsidiary of BT Group plc, British Telecommunications plc meets the conditions set forth in General Instruction (I)(1)(a) and (b) of Form 10-K as applied to reports on Form 20-F and is therefore filing this Form 20-F with the reduced disclosure format.

BT is one of the world’s leading communications services companies, serving the needs of customers in the UK and in more than 170 countries worldwide.
CONTENTS

2 Report of the Directors
2 Business review
17 Financial review
28 Statutory information
30 Statement of directors’ responsibilities
31 Report of the independent auditors – consolidated financial statements
33 Consolidated financial statements
86 Report of the independent auditors – parent company financial statements
87 Financial statements of British Telecommunications plc
103 Subsidiary undertakings and associate
104 Additional information for shareholders
109 Cross reference to Form 20-F
This is the Annual Report for the year ended 31 March 2010. It complies with UK regulations and is the Annual Report on Form 20-F for the US Securities and Exchange Commission to meet US regulations.
     In this Annual Report, references to “BT”, “BT plc”, “the group”, “the company”, “we” or “our” are to British Telecommunications plc and its subsidiaries and lines of business, internal service units or any of them as the context may require.
     References to ‘a year’ are to the financial year ended 31 March of that year, eg ‘2010’ refers to the year ended 31 March 2010 except in relation to our fibre-based broadband roll out plans which are based on calendar years, not financial years. Unless otherwise stated, all non financial statistics are at 31 March 2010. Please see cautionary statement regarding forward-looking statements on page 104.
     A number of measures quoted in this Annual Report are ‘non-GAAP measures’ provided in addition to the disclosure requirements of IFRS. These include adjusted revenue, adjusted other operating income, adjusted operating costs, adjusted operating profit, EBITDA, adjusted EBITDA, adjusted net finance (expense) income, adjusted share of post tax profits of associates and joint ventures, adjusted profit before taxation, adjusted taxation charge, adjusted profit for the year and free cash flow. The rationale for using non-GAAP measures is explained on page 26. Reconciliations from non-GAAP measures to the most directly comparable IFRS measure are detailed in the Financial review on page 17.
British Telecommunications plc Annual Report and Form 20-F 2010     1

REPORT OF THE DIRECTORS
BUSINESS REVIEW
OUR BUSINESS
This is the Annual Report for the year ended 31 March 2010. It complies with UK regulations and is the Annual Report on Form 20-F for the US Securities and Exchange Commission to meet US regulations.
Who we are
BT is one of the world’s leading communications services companies, serving the needs of customers in the UK and in more than 170 countries.
What we do
Our main activities are the provision of fixed lines, broadband, mobile and TV products and services as well as networked IT services.
     In the UK we are the largest communications services provider, serving the consumer, business and public sector markets. Globally, we supply networked IT services to multinational corporations, domestic businesses and government departments. We also provide access to our network and services to more than 1,000 other communications providers (CPs), in the UK and others worldwide.
Our aim
Our aim is to drive shareholder value by making BT a better business with a better future.
     Three areas – customer service delivery, cost transformation and investing for the future – are essential building blocks to making BT a better business. They are linked: the better we serve our customers, the less time and money we spend on rework and fixing faults. By continuing to transform our cost base, we open up new opportunities to invest in BT’s future.
     We are committed to acting as a responsible business for shareholders, customers, suppliers and our people, developing innovative solutions that both benefit society and support our long-term development. Investing in the communities in which we operate and driving down our CO2 emissions are critical parts of this commitment.
Customer service delivery
Every part of BT is taking action to make substantial improvements to the delivery of our services by putting our customers at the heart of everything we do.
     This means keeping our promises to our customers, being easy to contact and straightforward to deal with, keeping customers informed, and taking action to address the reasons why they complain.
     We track the real experience of our customers from start to finish, and will remove duplication and inefficiency to drive down service provision time.
     We have significantly reduced failures, faults and complaints over the past year and will invest in training, systems and better processes to continue this improvement. In the last year, we have reduced business and consumer complaints by 50% and 33%, respectively.
Cost transformation
We continue our drive to reduce costs across our business and deliver absolute levels of cost reduction. During 2010, our cost transformation activities have delivered a step change in the cost base of our business, with a reduction of £1.7bn in total underlying operating costs and capital expenditure. All of our lines of business and internal service units have made a contribution to the delivery of these savings.
     Savings have been delivered from targeted cost reduction programmes which focus on eliminating the cost of failure across the group, an overhead value analysis programme which provides a structured approach to reducing costs on a project-by-project basis, and process re-engineering which reviews processes end-to-end across the group to remove unnecessary steps. These actions have allowed us to operate more efficiently and consequently reduce our input costs.
     By reviewing procurement arrangements with our largest suppliers on a group-wide basis, we have improved supply terms and service delivery. We expect further benefits to be achieved in 2011.
     As a result of increased efficiency across our operations, we have also been able to reduce our total labour resource, delivering substantial cost savings. In the past year, we have reduced the number of full time employees by around 9,000. In addition, the number of indirect employees working through agencies or third-party contractors was reduced by around 11,000, giving a reduction in our total labour resource of around 20,000. As far as possible, we have sought to retain our permanent workforce through redeployment, training and insourcing work which had been previously performed by subcontractors, and we will continue to do so. As we drive efficiency we expect to be able to make further reductions in total labour costs.
Investing for the future
BT continues to invest to bring faster and more feature-rich services to our customers, including higher speed Ethernet and faster broadband. Our Ethernet footprint in the UK market is extensive, while ADSL2+ broadband delivered over copper lines is currently available to 55% of UK premises, with plans to increase to up to 75% by spring 2011.
     We are investing £1.5bn and aim to make fibre-based broadband services available to at least 40% of UK premises in 2012 – one of the largest investments in fibre-based broadband ever undertaken in Europe. We aim to make our fibre services available to 4m UK premises by the end of 2010. Assuming an acceptable environment for investment, we see potential to expand our fibre roll out to around two-thirds of the UK by 2015 for an incremental investment of around £1bn. This will take our total fibre investment to £2.5bn which will be managed within our current levels of capital expenditure.
     We are responding to market demand by providing a range of broadband access technologies and options – a mixed economy model – providing customer choice and flexibility. We are increasing access speeds over the existing copper infrastructure, over a mix of fibre and copper, and over fibre direct to premises. This mixed approach maximises use of the existing copper infrastructure, helping us be more efficient while also accelerating the speed of fibre roll out.
     Fibre to the cabinet (FTTC) will, on current plans, be the most widely deployed fibre-based broadband technology, delivering download speeds of up to 40Mb/s and upload speeds of up to 10Mb/s and rising to up to 15 Mb/s.
     Fibre to the premises (FTTP) – which delivers speeds initially of up to 100Mb/s – is being deployed in new build sites and in existing premises where it is economically viable to do so.
     Super-fast speeds allow users to run multiple bandwidth-hungry applications at the same time. For example, some members of a family could be watching different high-definition films, while others play online games or work on complex graphics or video projects.
     For businesses, the new network will underpin the introduction of many new services and applications. Computer processing and storage of files will become more sophisticated and secure using ‘cloud’ computing technology, where scalable IT-related capabilities are provided as a service to customers using internet technologies. There will be faster back-up of computer systems, and wider use of high-quality videoconferencing within organisations, and between them and their customers.

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As part of our plans for the future, we are making additional investments, mainly in the areas of enhancing our TV offering; introducing other new consumer propositions; and building on opportunities in BT Global Services, particularly in the Asia Pacific region.
Our strategic priorities
We will build a better future for BT through our five strategic priorities.
Broadband-based consumer services
We recognise that competition is intense and that customers’ demands are evolving, but we are confident we can continue to win in this changing market. We already provide the UK’s most comprehensive broadband service, offering more features than our competitors. This has helped us maintain our retail share of the broadband digital subscriber line (DSL) and local loop unbundling (LLU) market at around 35% over the past three years. We plan to build on this position in a number of ways.
     Following the conclusion of The Office of Communications (Ofcom) narrowband market review in 2010 we are able to benefit from our new regulatory freedom to launch bundled services targeted at different customer groups. We will also use the Plusnet brand to offer lower-priced services for more price-conscious customers.
     We will provide high-speed broadband by exploiting the roll out of up to 20Mb/s broadband services and by taking full advantage of the roll out of our up to 100Mb/s super-fast fibre-based services.
     We will build on our existing BT Vision service. It will be expanded to include free to air high-definition (HD) programming, more interactive services that will transform the TV experience, a wider choice of on-demand programming, and we will also provide greater access to premium sports.
The ‘Brand for Business’ for UK SMEs
We are already the leading provider of fixed communications for UK small and medium enterprises (SMEs), and we are well placed to grow our mobility and IT activities. The market is fragmented and no other supplier can match our channels or breadth of portfolio. We continue to build sales and service channels that can offer our smaller business customers a one-stop shop for communications and IT – providing good value for money in these challenging economic times. We aim to continue to win market share and to stem revenue decline by developing innovative products such as BT Business One Plan Plus, the first unlimited calls, lines, broadband and mobile option available to small businesses in the UK.
BT Global Services – a global leader
BT Global Services is a global leader in the provision of networked IT services. However, during 2009, the level of profitability in BT Global Services fell significantly. This was caused by a combination of higher costs, cost reductions being delivered more slowly than expected and worsening economic conditions. This led the BT Group plc Board, the ultimate parent company of BT, to conclude that previous estimates of profitability for some of our major contracts were no longer likely to be achieved.
     The BT Group plc Board took action and BT Global Services has been restructured including changes being made to the senior management team (see BT Global Services – How BT Global Services is changing on page 7).
     Over the past year we have worked to improve efficiency and delivery, and to build a stronger business. We have made significant progress. We have improved the way we bid for and manage contracts, reduced costs and delivered better service for customers.
These changes are delivering results with an improved financial and operational performance, and this is already showing in BT Global Services’ financial results, with a sequential improvement in adjusted EBITDA and a £434m reduction in operating cash outflow in 2010. But there is still much more to do and we will continue to drive this transformation.
     We are seeking to strengthen our market position by enhancing our product portfolio, improving customer service and contract delivery, as well as targeted investment in areas of potential profitable growth, such as in the Asia Pacific region where we already have a strong market presence. In this way, we can build on BT Global Services’ world-leading position.
The wholesaler of choice
BT is committed to supplying CPs in the UK and overseas with vital communications infrastructure. We have the broadest portfolio in the industry and are trusted to underpin the UK’s infrastructure. We aim to be the wholesaler of choice in the UK, where we have more than 1,000 CP customers and we are the established leader for carriers, and to extend and develop our international wholesale business. Over the next year, we also aim to consolidate further our position as a leading provider of managed network services (MNS) in the UK’s fixed and mobile markets.
     Our traditional wholesale markets are in decline, but we expect to see the addressable market grow in the medium-term due to growth in digital content, consolidation, convergence and capital constraints which make our white label services attractive for operators who do not want to invest in a fixed line infrastructure. We believe the capacity demand on our networks will quadruple by 2013.
     We are simplifying and reinventing our portfolio through internet protocol (IP), enhancing our capabilities and expanding our addressable market to become a next generation wholesale business. We are investing in our products and services for the future, developing advanced, software-driven platforms and services that, for example, exchange traditional and IP traffic and capabilities to deliver video content which is growing exponentially.
     In the mobile space, we are facilitating mobile network operators’ entry into the fixed line market and have MNS contracts in place with all five key operators. We are enabling the growth of 3G mobile data volumes in a market that is consolidating through mergers and infrastructure joint ventures.
The best network provider
Super-fast fibre-based broadband is critical to BT’s future success and will be critical to the UK economy. We will play a major part in this new communications environment and are making good progress in deploying this new technology.
     At the same time, we will also continue to focus on our market-leading Ethernet footprint – which expanded from 600 nodes, or access points for customers, in 2009 to more than 800 in 2010.
     Being the best network provider is not just about expanding coverage. We have also improved reliability and reduced costs through our cost saving and efficiency programmes. Our plan is to continue to deliver operational savings through further focus on the efficiency of our work. We have reduced the number of IT incidents across the network by 33% over the last two years.
How we measure our progress
We measure our progress through key performance indicators: free cash flow and customer service.
Free cash flow
Free cash flow in 2010 was £1,935m, compared with £1,666m in 2009 (see Financial review page 23).

Report of the Directors – Business review	British Telecommunications plc Annual Report and Form 20-F 2010 3

Customer service
In 2010 we achieved a 10.5% increase in the internal scores we use to measure customer service. This compares with a 9% improvement in 2008 and 17% in 2009. These measures are cumulative, so the results show real progress is being made.
Outlook
We expect revenue in 2011 of around £20bn and operating cost savings of around £900m, with capital expenditure of around £2.6bn.
Our markets
We serve the needs of customers in the UK and in more than 170 countries around the world.
     In the UK, regulation and the open, commercial marketplace have created one of the most competitive telecommunications markets in the world. The market is characterised by demand for increasingly lower prices, ease of use, speed, reduced operational complexity, and the ability to offer end users genuinely differentiated services with improved quality of service.
Competition
The markets in which we operate are very competitive.
•	In the UK consumer market, our voice and broadband offerings compete with a range of players and propositions. Our competitors include a number of well known brands that utilise BT’s infrastructure to provide competing services in telephony and broadband, and also Virgin Media which provides an alternative service utilising its own cable network.

•	In serving our SME customers, we find competition is fragmented and can depend on which services our customers take from us, simple connectivity, or one of our more popular IT services packages. For smaller accounts, we might be in competition with local start-ups or services firms such as Geek Squad. For larger SMEs, we face competition from, among others, TalkTalk (via Opal) and Cable & Wireless Worldwide. However, we retain the largest market share in voice telephony.

•	The networked IT services market is also challenging, both in the UK and internationally. Companies such as Orange Business Services and Verizon Business are targeting multinational corporations.

•	Finally, while we have the largest network in the UK, our BT Wholesale and Openreach lines of business compete regularly against other CPs either selling network capabilities to others or choosing to build their own infrastructure.
Customers
We meet the needs of customers ranging from individual consumers through to multinational corporations and the communications industry. Our portfolio of products and services is sold in four customer segments by the customer-facing lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.
Multinational corporations
BT Global Services provides networked IT services to organisations ranging from multinational corporations like major banks, retailers and pharmaceutical manufacturers to local businesses and government departments, in more than 170 countries. Organisations need to be more efficient and effective. They are looking at ways to meet expectations of customer service at a time when, as a result of economic conditions, budgets are increasingly under pressure.
     We have created a powerful combination of networked IT and professional services capabilities to help our customers deliver sustainable organisations, communicate effectively, improve their own customer focus, create security and resilience, react to a changing marketplace, and increase their operational efficiency.
Public sector
As one of the largest suppliers of networked IT services for the UK Government, we are well placed to help it improve the efficiency and effectiveness of public services through networked and shared IT infrastructures, electronic purchasing and procurement, while meeting stringent security requirements. We help the Government outsource services to be more effective with the use of customer contact centres and the internet for revenue collection and benefit distribution, engagement with citizens, and mobile and flexible working.
     We are a trusted supplier of networked IT services to central and regional governments in many other countries around the world. As one example of this, an important new business win for BT Global Services this year was a major contract awarded by the Spanish government to connect its embassies across the world with national and international data networks.
     The UK Government, collectively, is our largest customer, but the provision of services to any one of its departments or agencies does not comprise a material proportion of our revenue. Except as described in Our relationship with HM Government on page 16, the commercial relationship between BT as a supplier and the UK Government as a customer has been on a normal customer and supplier basis.
SMEs
We provide the UK’s SMEs with a range of IT and communications solutions. We have around 1m SME customers, characterised by their diversity, which can be anything from a start-up or ‘micro-business’ with from one to 10 employees, through to a substantial medium-sized business with up to 1,000 or more employees. We aim to simplify the management of communications for these customers, giving them value for money and driving innovation so they can get more benefit from their investment in communications. Our broadband, e-mail, VoIP and online applications help SMEs keep in touch and communicate online with their customers, employees and suppliers, while our domain and web-hosting services make it easy for them to get online, develop their business online and sell online. Our mobile services also help our SME customers work on the move.
     ‘Cloud’ computing has great potential for delivering IT services to SMEs at lower prices. It is a style of computing where scalable and flexible IT capabilities are provided as a service to customers over the internet. We are offering business applications that exploit ‘cloud’ computing.
Consumer
We serve consumer customers in the UK with fixed lines, broadband, mobile and TV products and services. We aim to offer value-for-money packages.
     We meet the needs of the increasing numbers of consumers wanting to buy telephony, broadband and TV from a single provider. These bundled services have increased in popularity as they meet users’ needs at a fixed price. BT Vision, our on-demand television service, gives viewers access to a wide range of TV and radio channels and pay-per-view services.
     We are also the only CP to offer a special service across the UK to the more vulnerable members of our society. BT Basic offers a discount of over 60% off line rental, is available to nearly four million people on low income and also includes a call allowance.
Wholesale and carrier
Our wholesale and carrier customers are fixed and mobile operators, internet service providers, broadcasters, and other CPs. We provide these customers with a portfolio of broadband and high-speed data connectivity, interoperability, voice and interconnection services, as well as partial or fully-managed network services and platforms.

4 British Telecommunications plc Annual Report and Form 20-F 2010	Report of the Directors – Business review

They are a diverse group of companies, with end users ranging from large corporations to individual households.
How we are structured
We have four customer-facing lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach. These are supported by two internal service units: BT Innovate & Design and BT Operate.
     BT Retail, BT Wholesale and Openreach operate mainly in the UK, where we are one of the largest communications services providers to the consumer and business markets. BT Global Services operates in the UK and globally.
     In the UK we support CPs through BT Wholesale and Openreach, and internationally through Global Telecoms Markets, a part of BT Global Services.
How we sell our products and services
BT has a portfolio of around 1,800 products and services, divided into five broad categories:
•	Managed solutions which comprise networked IT services, multi-protocol label switching (MPLS) and MNS

•	Broadband and convergence

•	Calls and lines

•	Transit, conveyance, interconnect circuits, wholesale line rental (WLR), global carrier and other wholesale products

•	Other products and services which include BT Global Services’ revenue from non UK global products and BT Retail’s Enterprises division including revenue from conferencing, directories, payphones and other select services.
UK consumers can contact us online, through our call centres, or in ‘stores without walls’ which are situated in prime locations in major shopping centres across the UK and provide an opportunity for our customers to interact with us face-to-face. We promote our products and services widely using a full range of media including TV and social media such as Facebook.
     We sell to the UK’s SMEs through our call centres, online, or via account teams, and also through 47 BT Local Businesses – regional franchises with their own sales staff and account management teams.
     CPs can order most of our products and services online, and we have standardised our systems and processes across our next generation broadband portfolio to streamline service delivery.
     Increasingly, our CP customers are choosing MNS. We bring BT’s economies of scale to their cost base, and they no longer have to worry about core network management, building new infrastructure or even running an engineering field force. By outsourcing these tasks to BT, our customers are free to focus on their own customers’ needs.
     Our biggest wholesale customers are supported by client directors who have a thorough understanding of the companies they support and take overall responsibility – providing products and services from our existing portfolio, and developing solutions based on their understanding of their customer’s business priorities.
     Openreach has a range of account management options from which CPs can choose. All new customers go through a specialised ‘customer establishment process’, fully supported by dedicated Openreach people. Once set up, customers mainly order through a secure online portal, where possible by integrating the Openreach order management system into their own operations.
     BT Global Services manages a wide variety of customers, with relationships of varying degrees of complexity. We have created a new and consistent framework for our relationships. These range from complex relationships with global multinational corporations, where we have developed a client engagement model integrating sales delivery and professional services, through to desk-based account management relationships, channel partner relationships and even web-based self-servicing for some other customers.
OUR RESOURCES
Introduction
Our resources, in particular our brand and reputation, our people, our networks and platforms, global research capability, suppliers and property portfolio are critical to delivering our business priorities.
Brand and reputation
We are committed to delivering our brand vision of helping our customers thrive in a changing world.
     We are proud to have a trusted brand that is recognised in the UK and around the world as a leader in delivering communications services.
     A strong brand is important as it helps shape our relationships with customers and suppliers, and between the people who work for the company. Customers turn to suppliers they know they can rely on.
People
One of our key resources is our people and we aim to maintain a team of high-performing, engaged and motivated people who can make a difference for customers, shareholders, the company and themselves. The quality of our leadership is vital to BT’s continued transformation. We aim to ensure leaders at all levels understand what is expected of them and have access to appropriate development opportunities.
     The improvement in our efficiency has enabled us to reduce our total labour resource with the majority of this reduction in indirect labour. We have a successful track record of redeploying and retraining people by helping them learn new skills and find jobs within BT’s growth areas. Some BT people are being given the opportunity to gain valuable experience and develop their skills while seconded to another organisation.
     At 31 March 2010, BT employed around 78,200 full-time equivalent people in the UK, and around 17,900 outside the UK. We also employ 32,000 people indirectly, through agencies and contractors, giving BT a total labour resource of around 128,100. This represents a reduction in total labour resource in the past year of around 20,000 people.
     We continue to support an inclusive working environment in which our people can develop their careers regardless of their race, sex, religion/beliefs, disability, marital or civil partnership status, age, sexual orientation, gender identity, gender expression or caring responsibilities and we are proud of our performance benchmarks. Our policy is for people to be paid fairly, regardless of gender, ethnic origin or disability.
     We work with specialist recruitment agencies to attract people with disabilities to work for BT and, in partnership with Remploy, we run a retention service to ensure that talented people can stay with us even if their capabilities change.
     We aim to give our people the skills and the tools necessary to ensure that every customer experience is an excellent one. We offer our people a wide range of learning and re-skilling opportunities. For example, this year more than 5,000 BT people, many of whom have very few formally-recognised qualifications, are undertaking training that will lead to a nationally-recognised qualification awarded by a third party. We also support federated and group apprenticeship schemes.
     BT people are also encouraged to volunteer in their communities and about 4,000 people around the world have been involved in 2010 for around 28,700 days. The community benefits from their involvement, while they benefit from the opportunity to enhance their existing skills.
Reward and recognition
We conduct a review of salaries every year. Managers are eligible for variable, performance related bonuses, and the long-term share incentives for our most senior managers are linked to BT Group plc’s

Report of the Directors – Business review	British Telecommunications plc Annual Report and Form 20-F 2010 5

total shareholder return and cash generation performance measured over a period of three years. For Openreach senior managers, the key measure is Openreach’s performance over a three year period.
     Employees outside the UK currently receive an annual award of free shares in the ultimate holding company BT Group plc or a cash equivalent depending on local legislation and/or regulation. In the UK, employees receive free broadband. Employees in more than 25 countries also have the opportunity to save to buy BT Group plc shares at a discount to the price at the start of the savings period. Under the BT Employee Share Investment Plan, UK employees can buy BT Group plc shares from their pre-tax and pre-National Insurance salaries. More than 50% of eligible employees participate in one or more of these plans.
     In relation to the 2010 pay review, the company made an offer to increase salaries but has not reached agreement with the Communication Workers Union (CWU) regarding a pay settlement for the team member (non manager) population. The company has reached an agreement with the pay negotiating committee of Prospect, the trade union representing managerial and professional staff, on the pay arrangements for 2010. This agreement was recommended to the membership by the executive committee of the union and it is hoped that the settlement will be accepted by the membership of the union following a ballot which is currently being conducted.
Pensions
Most of BT’s UK employees are members of a pension scheme – either the BT Pension Scheme (BTPS), a defined benefit scheme, or the BT Retirement Saving Scheme (BTRSS), a defined contribution scheme. The BTPS has around 55,000 active members, 185,000 pensioners and 93,000 deferred members. The BTPS was closed to new members on 31 March 2001.
     As a result of a review of our UK pension arrangements in 2009, there have been changes to future benefit accruals under the BTPS. To ensure the scheme remains flexible, fair and sustainable in the long-term, benefits built up from 1 April 2009 are now on a career average re-valued earnings basis, members’ contributions have increased, and the scheme has ceased to be contracted out of the State Second Pension (S2P). Also, the normal pension age has risen from 60 to 65. Benefits built up before 1 April 2009 remain linked to final pensionable salary.
     BT has reached agreement with the Trustee of the BTPS on the triennial funding valuation of the BTPS at 31 December 2008, and a 17-year recovery plan which is discussed in more detail in the Financial review on page 24.
     The BTRSS was set up on 1 April 2009 and more than 17,500 active members. It is a contract-based, defined contribution arrangement, which means that what the pension members receive is linked to contributions paid, the performance of the fund and the annuity rates at retirement, rather than to their final BT salary.
Health and safety
The health and safety of our people are of paramount importance, and we continue to seek improvements by focusing on behavioural and lifestyle change.
     Our lost time injury rate rose for the first time in three years, and we failed to meet our target, due to the adverse winter weather conditions in the UK resulting in an increase in injuries.
     We failed to meet our target for sickness absence this year due to the H1N1 ‘swine flu’ influenza pandemic, causing an anomaly in the number of cases of colds and flu.
People engagement and communications
Keeping our people informed about what is happening in BT is an important part of how we manage our business. We use a range of communications channels, including online news services, quarterly employee magazine and two-way communications activities such as town hall meetings and webchats.
     We have a record of stable industrial relations and constructive relationships with recognised unions in the UK and works councils elsewhere in Europe. In the UK, we recognise two main trade unions – the CWU and Prospect. We also operate a pan-European works council, the BT European Consultation Committee (BTECC).
Networks & platforms
We have the most comprehensive fixed line communications network in the UK, with around 5,600 exchanges and 670 local and 120 trunk processor units.
     We own and maintain the UK’s local access network – the copper wires and fibre connecting homes and businesses to telephone exchanges, from where their phone calls and data are transmitted across the country and the world. This access network covers 30m fixed lines and more than 8m broadband lines. Every day, 300m telephone calls and 350m internet connections are made across it.
     More than 99% of UK premises now have access to first generation broadband which is capable of delivering up to 8Mb/s. At 31 March 2010, our second generation broadband, based on ADSL2+ technology, offers up to 20Mb/s service to 55% of UK premises, with plans to increase to 75% by spring 2011. We are now rolling out super-fast fibre-based broadband, with a combination of FTTC and FTTP. We aim to make our fibre services available to 4m UK premises by the end of 2010 and at least 40% of UK premises in 2012.
     Our international MPLS network service provides coverage and support around the world. It provides the performance, reliability, and security of a leased-line network with the scalability and flexibilities of an IP network. It delivers mission critical data applications, as well as multimedia and our business quality IP voice service, as part of a converged voice and data solution. BT MPLS allows customers to prioritise traffic based on application, ensuring essential data applications are served irrespective of the growth of competing, lower priority traffic.
Global research capability
Technology innovation and the ability to create new and exciting products and services our customers want is critical to BT’s future.
     Our research and development team works with customers, partners and universities around the world. We have dedicated innovation scanning teams in the US, Asia, Europe and the Middle East who identified more than 500 new technologies, business propositions and market trends over the year – and global development centres in the UK, US, Europe, India and China. We have focused on bringing our innovation scanning and research teams closer to our customers, designers and product development teams so that BT can quickly capitalise on the opportunities they uncover.
     In 2010 we invested £789m (2009: £1,119m) in global research and development to support our drive for innovation. This investment comprised capitalised software development costs of £345m (2009: £529m) and research and development operating costs of £444m (2009: £590m).
Suppliers
BT has around 11,000 suppliers across the world, and spends approximately £12bn per annum with them, with the top 100 accounting for more than 65% of this spend. We operate a strategic sourcing process for the vast majority of spend to derive maximum value and ensure the appropriate suppliers are engaged.
     We source products and services from across the world and have procurement professionals located in 16 countries.

6 British Telecommunications plc Annual Report and Form 20-F 2010	Report of the Directors – Business review

We have a set of purchasing principles which ensure we act in an ethically and commercially responsible way in our business dealings with our global supply base. We work with our suppliers to ensure the goods and services we procure are made, delivered and disposed of in a socially and environmentally-responsible manner. Sustainability factors such as energy usage, environmental impact, and labour standards are embedded in our sourcing and adjudication process, and influence supplier and product selection.
Payment of suppliers
In normal circumstances, BT’s payment terms for contracted suppliers will be to pay each due, valid and undisputed invoice between 60 and 73 days from date of receipt from the supplier. There are variations to this policy, for example interconnect payments to other telecommunications operators, low value spend, various customer-specified requirements and rates are paid in shorter timescales. In 2010, the average number of days between the invoice date and the date of the payment run for the invoice was 49 (2009: 49).
     In the UK, BT provides access to a supplier financing scheme which offers contracted suppliers the opportunity to obtain payments in advance of the agreed terms. In addition, BT subscribes to the Better Payment Practice Code, details of which can be found at www.payontime.co.uk
Property portfolio
At 31 March 2010, we occupied around 6,500 properties in the UK, and around 350 general purpose properties in the rest of the world. The majority of the UK properties are owned by – and leased from – Telereal Trillium, which is part of the William Pears Group.
     Approximately 85% of the UK portfolio consists of operational telephone exchanges which contain exchange equipment and are needed as part of our continuing activities. Other general purpose properties consist chiefly of offices, depots and computer centres.
     We are constantly monitoring our use of space. In the last two years, our focus on cost savings and efficiency has led to significant reductions in our total labour resource. This has resulted in vacant space and under-utilisation of buildings within our UK property estate. Accordingly, in 2010 we initiated a property rationalisation programme to consolidate office space within the estate, as detailed in the Specific items section of the Financial review on page 20.
OUR PERFORMANCE BY LINE OF BUSINESS
Customer-facing line of business financial performance
Our customer-facing lines of business are BT Global Services, BT Retail, BT Wholesale and Openreach. They meet the needs of our different customer groups, supported by two internal service units, BT Innovate & Design and BT Operate.
     The financial performance of each of our customer-facing lines of business for 2010 and 2009 is discussed in this section. We measure the financial performance of BT Global Services, BT Retail, BT Wholesale and Openreach on an ‘adjusted’ basis, being revenue, EBITDA and operating profit all stated before specific items. For BT Global Services adjusted EBITDA also excludes the impact of the contract and financial review charges recognised in 2009. For further discussion of these items, see pages 26 and 27. A reconciliation of adjusted EBITDA to group operating profit (loss) by customer-facing line of business, and for the group, is provided in the Segment information note 1 to the consolidated financial statements on page 47. The financial performance commentaries for each customer-facing line of business also discuss movements in operating cash flow. Operating cash flow is defined as adjusted EBITDA less direct and allocated capital expenditure, working capital movements and other non-cash items.
BT Global Services
How BT Global Services is changing
In 2009, a combination of higher costs, the slow delivery of cost reduction initiatives and worsening economic conditions caused the level of profitability in BT Global Services to fall significantly. The Board took action as a result of this, including changing the BT Global Services senior management team.
     The new team’s brief was to address the cost base, bring greater focus to the profitability of new contract wins and reduce shortfalls in delivery performance on existing contracts.
     The management team undertook an extensive review of BT Global Services’ financial position, contracts and operations. The financial review covered the financial performance of BT Global Services and its balance sheet position. The contract reviews covered the largest and most complex contracts and were conducted jointly with external advisors. Having completed the contract and financial reviews, charges of £1.6bn were recognised in 2009, which included £1.2bn relating to two major contracts. These charges reflected a more cautious view of the recognition of the expected and future cost efficiencies and revenues and other changes in underlying assumptions and estimates, particularly in the light of the economic outlook.
     The new management team implemented a number of process improvements in 2009 and further enhancements have been made in 2010, as noted below.
     The operational review was completed towards the end of 2009 and resulted in a revised operating model and restructuring plan to reshape and refocus the business, in order to further enhance BT Global Services’ ability to serve customers and establish a significantly lower cost base.
     In 2009, we said that we expected to incur restructuring charges of around £420m in 2010 and 2011. In 2010, we have recognised restructuring charges of £301m (2009: £280m), predominately comprising network, products and supplier rationalisation charges and people and property costs. Further restructuring charges of around £175m are expected to be incurred in 2011, giving a total charge of around £475m, above our original estimate of £420m. This increase reflects the complexities of our restructuring programme. An analysis of these charges is provided in the Specific items section of the Financial review on page 20.
     In 2010 we implemented the new operating model in BT Global Services, which focuses on three customer segments:
•	seamless global connectivity and networked IT services to multinational corporations

•	networked IT services to customers in the UK corporate and public sectors

•	networked IT services to corporate and public sector customers outside the UK.
Other structural improvements have been made to improve the organisation. During 2010 we significantly improved contract management, risk management and performance. We have changed the way we bid for major contracts and also carry out regular in-life contract reviews to assess commercial risks and opportunities and to improve contract performance, creating independent review teams to provide additional assurance on our most significant contracts.
     Sales teams have been realigned to focus on the key customer segments, and service units have been restructured. We have brought together all design, programme and technical delivery people across the wider design organisation to standardise and create replicable solutions. This has helped us to manage and more accurately forecast demand and costs. We have continued to rationalise systems and networks. Strategy, marketing, propositions, commercial, legal and regulatory functions have also been realigned.
     We have made progress this year but we still have more to do.

Report of the Directors – Business review	British Telecommunications plc Annual Report and Form 20-F 2010 7

Business overview
BT Global Services is a global leader in the provision of networked IT services to multinational corporations, domestic businesses, government departments and other CPs in more than 170 countries. We have a strong customer base, global reach, and a powerful combination of networked IT and professional services capabilities.
     We aim to be the global partner of choice for multinational corporations, the number one provider to business and public sector organisations in the UK, and a leading player in other countries key to our customers. Our professional services consultants use in-depth knowledge of networked IT services, combined with a solid understanding of sector-based business processes, to build on the investment our customers make in networked IT services to help them to realise business benefits, including cost saving, productivity gains, competitive advantage, and improved customer experience and loyalty. We have consultants located worldwide helping our customers choose the right technology solution for their business, and how to use it to deliver what they need.
     We build and run complex networks for our customers to enable them to deliver applications critical to their success. Building on our network expertise, we provide services which include unified communications, mobility, customer relationship management (CRM) and customer contact centres, data centre services, flexible working, IT sustainability, managed security and sophisticated conferencing solutions.
     Our customers benefit from BT’s global scale, but they are sold to, and served by, our teams in their own countries and sectors who understand their specific business challenges and create locally relevant solutions.
     BT Global Services has a worldwide reach and capability. More than 300 of our top customers are headquartered in the US. In Latin America, we operate in 22 countries where we offer communications services including IP infrastructure, outsourcing solutions and business transformation.
     The world’s top stock exchanges, leading broker-dealers and biggest banks depend on BT infrastructure to provide secure, shared connectivity and services.
     BT Global Services sees the Asia Pacific region as a major area for growth and plans to further increase its capabilities to capture the dynamic business opportunities available in the fast-growing region. The new investment will build on the strong market presence already established and will align to growth plans of multinational customers as they continue to expand. Key elements will be extending our professional services, industry sector and innovation resources with enhancements to many products and services and the establishment of technology showcase centres where customers can directly experience BT’s leading edge products.
     In China we have technology and service centres providing software development, service delivery and multilingual customer support.
     Headquartered in Singapore, BT Frontline is a leading regional provider of end-to-end IT services including consulting and implementation, IT security, enterprise software and outsourcing services and solutions.
     In Europe, we are a leading provider of communication services dedicated to the corporate, SME and public sectors in Italy. In Spain, we are a leading alternative enterprise data transmission provider. Our customers in Germany include more than two-thirds of the DAX 30 companies.
     More than 20 of Switzerland’s top 100 multinational companies and international financial organisations use our services, as well as global institutions including the World Health Organisation and the United Nations. In the three Benelux countries, our 870 customers include the EU and NATO.
Financial performance

	2010	2009 [a]
	£m	£m

Adjusted revenue	8,513	8,551
Net operating costs	8,056	8,294

Adjusted EBITDA	457	257
Contract and financial review charges[b]	–	1,639

EBITDA	457	(1,382)
Depreciation and amortisation	815	776

Adjusted operating (loss) profit	(358)	(2,158)

Capital expenditure	599	886
Operating cash flow	(482)	(916)

[a] Restated. See page 47.

[b] Contract and financial review charges in 2009 include £41m recognised in revenue.
In 2010 revenue remained broadly flat. Revenue includes the impact of favourable foreign exchange movements of £269m and acquisitions of £11m. Excluding these, underlying revenue decreased by 3%. The reduction in underlying revenue reflects the trends seen throughout the year including the impact of mobile termination rate reductions, lower wholesale call volumes in Continental Europe, declines in UK calls and lines revenue and the impact of economic conditions.
     Revenue from outside the UK increased to 50% of BT Global Services’ total revenue (2009: 48%) reflecting the impact of organic growth as well as foreign exchange movements.

	2010	2009	[a]
	£m	£m

Products and services
Managed solutions	5,281	5,196
Calls and lines	956	1,055
Global carrier	822	904
Broadband and convergence	334	321
Other products and services	1,120	1,075

Total adjusted revenue	8,513	8,551

[a] Restated. See page 47.
Revenue from managed solutions increased by 2%. Within this, networked IT services revenue was negatively impacted by the challenging economic conditions. This was offset by increased MPLS revenue and the impact of favourable foreign exchange rate movements.
     Calls and lines revenue decreased by 9%, the reduced rate of decline reflecting our focus on winning new business to mitigate the continuing trend of customers migrating to alternative services including managed solutions.
     Global carrier revenue decreased by 9% due to the impact of mobile termination rate reductions and lower wholesale call volumes in Continental Europe.
     Broadband and convergence revenue increased by 4% reflecting continued demand for business mobility solutions. Other revenue, principally comprising global product revenues increased by 4% partially due to foreign exchange movements and global demand.
     Net operating costs decreased by 3% to £8,056m. This decrease is after the adverse impact of foreign exchange rate movements of £285m and acquisitions of £11m. Excluding these, underlying operating costs decreased by 6%. This improvement reflects delivery of our cost saving initiatives during 2010. These initiatives have addressed our total labour cost, resulting in a reduction of more than 5,900 in total labour resource in 2010. They also reflect continued progress in the re-negotiation of better pricing through our procurement channels and the simplification of processes, systems and networks.

8 British Telecommunications plc Annual Report and Form 20-F 2010	Report of the Directors – Business review

As a result of our progress in addressing the cost base, adjusted EBITDA increased by 78%. In 2009 EBITDA was a loss of £1,382m, principally due to the contract and financial review charges of £1,639m.
     Depreciation and amortisation increased by 5% to £815m. The increase reflects the impact of unfavourable foreign exchange movements and the timing of higher value and shorter-lived software assets which were brought into use in prior years.
     The adjusted operating loss in 2010 was £358m, an improvement compared with the loss of £2,158m in 2009. The improvement is due to the operational improvements in the performance of BT Global Services and the impact of the contract and financial review charges in 2009.
     Capital expenditure reduced by 32% to £599m in 2010 due to the timing of capital expenditure across certain of our larger customer contracts, more stringent investment return criteria and improved procurement and programme delivery.
     Operating cash outflow in 2010 almost halved from an outflow of £916m to £482m reflecting the higher EBITDA, improved working capital and lower capital expenditure. In 2009, the poor operating cash outflow reflected the unacceptable performance of BT Global Services.
BT Retail
Business overview
BT Retail has around 13m consumer lines in the UK, and around a million SME customers. We serve UK consumers and SMEs through four customer-facing divisions: BT Consumer, BT Business, BT Enterprises and BT Ireland.
     We are the UK’s leading provider of telecommunications products and services to the consumer market, where we offer our customers innovative and value-for-money calls, lines, broadband and TV packages.
     BT Vision, our television service, now has over 6,000 hours of video on-demand content available, the most in the UK. Among its selection of more than 7,000 programmes, it has 600 films, from classics to family favourites, with seven new titles added every week. BT Vision will be expanded to include free-to-air HD programming, more interactive services, a wider choice of on-demand programming, and we will provide greater access to premium sports.
     We believe that Project Canvas, our TV joint venture with the BBC, Channel 4, Five, ITV, and others, will transform the UK TV market, combining free digital channels with free on-demand content from public service broadcasters and on-demand and interactive TV delivered over broadband.
     BT Business customers are characterised by their diversity, ranging from start-up or micro businesses with one to 10 employees, to medium-sized businesses with up to 1,000 or more.
     We offer SMEs telecommunications and IT services that were once available only to the largest businesses, helping them cut costs and improve services to their own customers. We take away their need to invest and take the burden out of implementing new technologies, so they can concentrate on their core business. We also offer them a range of specialised services through BT Enterprises.
     BT is also one of the largest single supplier of leased line internet access to UK businesses through BT Net, which together with our Etherflow service was the first to leverage the resilience and flexibility of BT’s software-driven IP network platform, enabling new features such as our self-service Etherflow portal which makes it quicker and easier for businesses to manage and reconfigure services as their needs change. In addition, BT has the largest wholly owned estate of customer access points in the UK market – more than 800 – which increases availability and reliability while driving down the cost of high quality internet and Ethernet connectivity for our customers.
     BT Business aims to become the ‘Brand for Business’ for the UK’s SMEs. This means partnering with customers to find ways to help them grow their business, whether it be solutions that unify their IT and communications needs, or ways to help them collaborate. BT Business generated £2.6bn revenue in 2010. However, the UK’s SMEs spend in total around £29bn a year on their IT and telecommunications needs, presenting a significant opportunity for BT Business.
     BT Enterprises consists of a portfolio of businesses, including BT Conferencing, BT Directories, BT Expedite, BT Payphones and BT Redcare. Each of these businesses operates as a standalone business, with the support of BT’s brand and customer relationships.

BT Conferencing	Global provider of audio, video and internet collaboration services

BT Directories	Directory Enquiries (118 500), operator and emergency services, and The Phone Book

BT Expedite	Software and IT services for retailers. BT Expedite now supports more than 10,000 points of sale for more than 60 retailers

BT Payphones	Street, managed, prison, card and private payphones. In a declining market, we are committed to meeting our obligation to provide a public payphone service

BT Redcare	Alarm monitoring and tracking facilities
Our BT Openzone business provides wi-fi hotspots to offer broadband on the move, both to retail customers and to wholesale customers such as mobile network operators. BT Openzone has now become part of BT Enterprises.
     We design our products and services for use by as many people as possible. We have redeveloped bt.com to make it more accessible to all, including those with impaired abilities, and we are the only FTSE 100 company to hold the ‘See it Right’ industry accreditation for our inclusion website www.bt.com/inclusion
     BT Retail is also improving the sustainability of its products and services by reducing their environmental impact and improving their energy efficiency. For example, our Home Hub 2.0 has a standby facility to reduce power consumption. We are also reducing the volume of our product packaging as well as using recycled materials.
     BT Ireland operates in Northern Ireland and in the Republic of Ireland. In Northern Ireland we are one of the leading providers of communication services to consumers and SMEs. We are also responsible for providing regulated wholesale access via Openreach. In the Republic of Ireland, we are one of the largest providers of wholesale network services. Across the country we are the second largest provider of IT services focusing mainly on government and major corporate customers.
Financial performance

	2010	2009	[a]
	£m	£m

Revenue	8,297	8,663
Net operating costs	6,447	6,999

Adjusted EBITDA	1,850	1,664
Depreciation and amortisation	459	426

Adjusted operating profit	1,391	1,238

Capital expenditure	417	471
Operating cash flow	1,640	1,064

[a] Restated. See page 47.
In 2010 revenue decreased by 4% to £8,297m. Revenue benefited from favourable foreign exchange rate movements of £31m, acquisitions of £18m and a one-off benefit of £40m relating to prior periods. Excluding these, revenue declined by 5%.

Report of the Directors – Business review	British Telecommunications plc Annual Report and Form 20-F 2010 9

BT Consumer and BT Business revenue decreased by 3% and 9%, respectively, reflecting the continued reduction in calls and lines revenue. Both the BT Consumer and BT Business divisions faced challenging market conditions throughout 2010, arising from a combination of the economic climate, particularly in the business market where the level of insolvencies has remained high, and competitive pressure.

	2010	2009	[a]
	£m	£m

Products and services
Calls and lines	5,031	5,422
Broadband and convergence	1,316	1,313
Managed solutions	588	599
Other products and services	989	986

External revenue	7,924	8,320
Internal revenue	373	343

Total	8,297	8,663

[a] Restated. See page 47.
Calls and lines revenue decreased by 7% in 2010 reflecting the economy and the increasingly competitive market environment.
     Broadband and convergence revenue remained broadly flat in 2010, reflecting the successful retention of customers in the maturing broadband market, together with revenue from services such as BT Vision and mobility.
     Managed solutions (ICT) revenue decreased by 2% in 2010 reflecting the economic conditions in the business market compared with 2009.
     Other products and services revenue, which principally comprises our Enterprises division, remained broadly flat in 2010.
     Net operating costs decreased by 8%. Excluding the impact of unfavourable foreign exchange movements of £27m, acquisitions of £16m and a favourable one-off internal rebate of £15m relating to prior periods, underlying costs reduced by 8%. The decrease reflects the reduction in revenue but also the success of our cost saving initiatives which focused on labour productivity and supplier management.
     The above factors contributed to an 11% increase in adjusted EBITDA in 2010, including one-off benefits of £55m.
     Depreciation and amortisation increased by 8% to £459m due to higher value and shorter-lived assets being brought into use in recent years.
     Adjusted operating profit increased by 12% to £1,391m in 2010.
     Capital expenditure decreased by 11% to £417m in 2010, due to improved procurement and management of capital expenditure.
     Operating cash flow increased by 54% to £1,640m. This reflects the higher EBITDA, improved customer cash collections and lower capital expenditure.
BT Wholesale
Business overview
BT Wholesale provides products and solutions to CPs in the UK and worldwide. It meets the wide-ranging needs of more than 1,000 CPs in the UK, as well as worldwide through a working relationship with Global Telecoms Markets, the wholesale arm of BT Global Services.
     We provide our customers with access to BT’s platforms, skills and technology, making BT’s investments and economies of scale work for their benefit, both in the UK and across the globe.
     We provide communications services and partially or fully managed solutions for customers ranging from mobile and fixed line operators to internet services providers, broadcast organisations and smaller resellers.
We offer wholesale products but can also manage a customer’s network infrastructure via our MNS solutions, as we do for customers like Virgin Media and KCOM Group. Our white label managed services are designed for customers who have not invested in fixed line infrastructure or want to enter the fixed line communications market for the first time. Customers like the Post Office and Scottish and Southern Energy, as well as Vodafone and O2’s fixed line businesses, fall into this category.
     We support the mobile industry with fixed line services that connect thousands of base stations across the UK to the mobile network operators’ core networks, without the capital investment and time to market that a self build option would require. We have managed services contracts in place with all of the UK’s mobile network operators to help them manage the growth in mobile data and video content volumes generated by 3G services as well as national wi-fi access through BT Openzone.
Products and services
Wholesale Ethernet
We offer IP-based Ethernet services across the widest national footprint in the UK market, giving customers high-speed data connectivity at a range of speeds. At 31 March 2010, Wholesale Ethernet was available from more than 800 nodes throughout the UK (2009: 600 nodes).
Private and partial private circuits
BT Wholesale is the largest provider of analogue data circuits in the UK which help our customers extend the reach of their services and act as infill solutions for their own networks.
Wholesale broadband
We are the UK’s largest wholesale provider of broadband nationally. We currently enable more than 8m broadband lines in the UK, including CP customers who have invested in their own broadband infrastructure and use our services outside their own network footprint.
     We offer a range of broadband services, delivered over copper and fibre with speeds of up to 8 Mb/s (ADSL), up to 20Mb/s (ADSL2+) and up to 40Mb/s and up to 100 Mb/s over fibre. At 31 March 2010, our up to 20Mb/s service, based on ADSL2+ technology, was available from exchanges serving 55% of UK premises (2009: 40%). In January 2010, we introduced Wholesale Broadband Connect Fibre, a wholesale variant of BT’s fibre-based broadband service tailored to the needs of CPs.
Content distribution network
We are introducing a content distribution network in 2011 that will help our CP customers manage the rapidly rising volume of video content that is being downloaded over fixed and broadband networks. Our network will make this traffic more cost efficient for CPs to manage and will enable a range of new business models for digital content.
Capacity and call-based products
We continue to sell a wide range of capacity and call-based products and services, including regulated and new, non-regulated ones. As we refresh our core portfolio with next generation replacements, we will, over time, migrate these services to our IP network platform, decommissioning parts of our legacy systems. One of these new products is IP Exchange, BT Wholesale’s global IP interoperability platform that allows CPs to manage traditional and IP voice calls, on a single gateway, regardless of whether the calls are from mobile or fixed networks.

10 British Telecommunications plc Annual Report and Form 20-F 2010	Report of the Directors – Business review

Financial performance

	2010	2009	[a]
	£m	£m

Revenue	4,450	4,658

Internal revenue	1,227	1,228
External revenue	3,223	3,430

Net operating costs	3,171	3,381

Adjusted EBITDA	1,279	1,277
Depreciation and amortisation	680	686

Adjusted operating profit	599	591

Capital expenditure	325	435
Operating cash flow	844	824

[a] Restated. See page 47.
In 2010 revenue declined by 4% to £4,450m. The overall decrease principally reflects reductions in transit revenue, largely driven by the decline in mobile termination rates, which has no impact on EBITDA. Excluding transit, revenue declined by 1% compared with 2009.

	2010	2009	[a]
	£m	£m

Products and services
Transit, conveyance and WLR	1,521	1,828
Managed network services	715	518
Broadband and convergence	431	482
Calls and lines	306	385
Other products and services	250	217

Total external revenue	3,223	3,430
Internal revenue	1,227	1,228

	4,450	4,658

[a] Restated. See page 47.
Transit, conveyance and WLR revenue decreased by 17%. This decline has arisen principally as a result of the price impact of mobile termination rate reductions.
     Broadband and convergence revenue decreased by 11% due to the continued trend of CPs switching to LLU provided by Openreach.
     These declines have been partially offset by an increase of 38% in MNS revenue.
     Calls and lines revenue decreased by 20% reflecting lower circuit volumes and the substitution impact as customers migrate to long-term MNS contract arrangements.
     Other products and services revenue increased by 15%.
     Net operating costs decreased by 6%, to £3,171m, partly due to the decline in revenue and lower mobile termination rates, but also due to the impact of our cost efficiency programmes principally through reductions in our total labour resource.
     Adjusted EBITDA remained broadly flat at £1,279m, reflecting the delivery of our cost efficiency programmes and growth in managed network services revenue offsetting the decline in traditional products such as broadband.
     Depreciation and amortisation decreased by 1% to £680m.
     Adjusted operating profit increased by 1% due to the slight improvement in EBITDA and the lower level of depreciation and amortisation.
     Capital expenditure decreased 25% to £325m in 2010, reflecting improved procurement terms and more stringent investment return criteria.
     Operating cash flow increased by 2% to £844m in 2010 due primarily to the reduction in capital expenditure, although this was partially offset by the negative impact of intra-group VAT settlements with Openreach.
Openreach
Business overview
Openreach was created in 2006 and is responsible for the crucial ‘first mile’ of the UK telecommunications network – the copper wires and fibre connecting homes and businesses to their local telephone exchange via fixed line local and backhaul connections. It offers all Openreach CP customers (currently more than 480, including other BT lines of business) fair, equal and open access to its networks.
     Openreach operates in a competitive environment both from other providers of fixed network capacity and substitution into the mobile market, and many of our products’ prices are covered by regulation. Our performance is influenced by economic conditions, as recessionary periods increase the risk of business failure and loss of line rental, and low activity in the housing market reduces churn and hence connections. In prior years, poor weather had a significant impact on the network increasing faults, but following improvements in sealing the network, it is now only affected by severe weather conditions.
     Our 19,000 field engineers work on behalf of all CPs, enabling them to provide their customers with a range of services from analogue telephone lines to complex networked IT services.
     To meet our customers’ requirements with a greater degree of flexibility and efficiency, an agreement was reached with the CWU to introduce more flexible working hours, effective from April 2010.
     Openreach operates a fleet of more than 20,000 vehicles and is committed to finding innovative ways to minimise its environmental impact. During the year we equipped more than 13,000 vans with satellite location technology that, together with improved business practices, will save time, reduce our carbon footprint and improve our responsiveness to customer needs. The fuel consumed by BT’s commercial fleet reduced by 10% compared with 2009.
Products and services
We offer our customers a range of products that meet their needs –from Ethernet to fibre-based broadband. Our products and services are designed to provide our customers with the tools they need to meet the increasing demands of their customers today, while helping them to plan their services of the future.
Wholesale line rental (WLR)
WLR enables CPs to offer telephony services with their own brand and pricing structure over BT’s network. At 31 March 2010, Openreach was providing 17.9m WLR lines to other BT lines of business, and 6m to other CPs. Of the lines provided to other CPs, 4.8m were WLR analogue lines (up 6% on 2009) and 1.2m were WLR digital channels (up 11% on 2009).
Local loop unbundling (LLU)
LLU enables CPs to use the lines connecting BT exchanges to end users’ premises, and to install their own equipment in those exchanges. In 2009, 84% of UK premises were served by an unbundled exchange. At 31 March 2010, there were 14.8m unbundled lines in the UK, up 7% on the previous year. Of these, 8.2m were for other BT lines of business to support broadband services and 6.6m were for other CPs. More than 30 CPs are providing unbundled services, and Openreach is fulfilling more than 94,000 LLU orders a week.
Ethernet
Openreach’s Ethernet products offer CPs a wide choice of high-bandwidth circuits to build or extend their customers’ data networks. We made major reductions in the connection and rental charges of services in our Ethernet portfolio in February 2009 and January

Report of the Directors – Business review	British Telecommunications plc Annual Report and Form 20-F 2010 11

2010, which have improved the access and backhaul markets in the UK, and support the growth of data-intensive applications.
Fibre-based broadband access
Pilots of our fibre-based broadband access service in Whitchurch, South Glamorgan and Muswell Hill, North London proved the effectiveness of FTTC solutions. We have also continued trials of FTTP at Ebbsfleet to prove the technology in a greenfield location, and have announced further brownfield trials at Highams Park in East London and Bradwell Abbey in Buckinghamshire for this year. Mass deployment of FTTC accelerated during 2010. We aim to make our fibre services available to 4m UK premises by the end of 2010, and to be available to at least 40% of UK premises in 2012, with an expected 25% of these being FTTP and the remainder FTTC.
Financial performance

	2010	2009
	£m	£m

External revenue	1,211	1,013
Revenue from other BT lines of business	3,953	4,218

Revenue	5,164	5,231
Net operating costs	3,204	3,235

Adjusted EBITDA	1,960	1,996
Depreciation and amortisation	856	778

Adjusted operating profit	1,104	1,218

Capital expenditure	907	951
Operating cash flow	1,167	1,079

In 2010 revenue decreased by 1%. The 2010 decrease reflects lower Ethernet prices, a reduced WLR base due to the depressed housing market and the difficult economic conditions. These factors were partially offset by volume growth in Ethernet and LLU which now forms 26% of our revenue, with WLR at 56%, reflecting the change in mix compared with 2009. This was due to the growth in the broadband market and the ongoing migration of end customers from BT to other CPs as well as targeted offers to the CP community to help stimulate and drive demand for our products.
     External revenue was £1,211m in 2010, an increase of 20% and reflecting the continuing migration of end customers to other CPs’ WLR and in particular, LLU rentals. External revenue represented 23% of our revenue in 2010 compared with 19% in 2009.
     Revenue from other BT lines of business decreased by 6% to £3,953m in 2010. These reductions reflect the shift of WLR and LLU volumes from other BT lines of business to external CPs and the effect of lower Ethernet prices, partially offset by volume increases.
     Net operating costs decreased by 1% in 2010. Cost reductions have been achieved through a decrease in total labour costs, process improvements and efficiencies and a reduction in the number of faults due to the improved quality of our network and lower levels of connection activity.
     Adjusted EBITDA decreased by 2% as the reduction in revenue was only partially offset by cost savings.
     Depreciation and amortisation increased by 10% to £856m reflecting the higher value and shorter-lived software assets being brought into use in 2010 and also our ongoing investment in systems to support new products and services.
     Adjusted operating profit decreased by 9% to £1,104m in 2010 due principally to the higher depreciation and amortisation.
     Capital expenditure decreased by 5% in 2010 to £907m, with the investment in our super-fast fibre access network being more than offset by lower own work capitalised following the delivery of significant efficiency savings.
Operating cash flow increased by 8% in 2010 to £1,167m due to the lower capital expenditure and the beneficial impact of intra-group VAT settlements with BT Wholesale.
BT Innovate & Design
BT Innovate & Design is responsible for the innovation, design, development and delivery of the processes, networks and platforms on behalf of the customer-facing lines of business and which run BT’s business. These are operated and run by BT Operate.
     BT Innovate & Design has an operating model focused on delivery, with strong cost and quality management, which includes the whole lifecycle of both the network and associated software. In addition, by having the innovation, design and development skills within one team we are able to bring innovation closer to the customer, bringing new ideas, products and services to market faster, cheaper and more effectively for our customers. This is supported through the use of global development centres (in the UK, US, Europe, India and China) which improve collaboration, agility and efficiency in network and software development by bringing together the development teams and customers.
     We continue to reduce our cost base through a combination of cost controls and efficiency measures, whilst improving quality and meeting demand. In 2010 we reduced our unit costs by 31% through a quality delivery process, which focuses on re-use, consolidation and standardisation, the metrication of software which can be used to guide decisions about development, and supplier management.
BT Operate
BT Operate manages BT’s IT and network infrastructure platforms as a single converged operation, providing a seamless IT infrastructure. BT Operate also runs parts of other CPs’ networks on behalf of the customer-facing lines of business, and is responsible for delivery of the products and services BT sells to its customers.
     We set and manage security policy and processes throughout BT, enabling us to meet the requirements of our customers, both in the UK and globally.
     BT Operate also manages the group’s energy policy which aims to reduce consumption, establish security of supply, and reduce carbon emissions. The renewal of our green energy contract until 2014 means we continue to meet approximately 40% of our electricity needs in the UK from renewable sources, and almost 60% from combined heat and power generation. We are investigating how to use more renewable electricity or new technologies, such as developing our own wind farms.
     In 2010 we achieved a significant reduction in our total labour resource, more efficient business operations and improved supply chain management. We also continued to reduce the number of IT incidents across the network as well as improving its reliability.
     We have reduced the number of IT incidents across the network by 33% over the last two years.
OUR CORPORATE RESPONSIBILITY
Introduction
We have a long track record of acting responsibly. We have longstanding policies on equal opportunities, fair pay and anti-bullying. Our environmental management system dates back to 1991, and during 2010 we celebrated the tenth anniversary of our ISO14001 certification. We have been providing solutions for our older and less able customers since 1984.
     Our statement of business practice, The ‘Way We Work’, provides the principles to which all our people are expected to comply, and is championed by senior executives throughout BT.
     We want to make a difference to some of the global challenges society faces, and are focusing our activities on three key areas:

12 British Telecommunications plc Annual Report and Form 20-F 2010	Report of the Directors – Business review

climate change; developing sustainable customer solutions; and enabling skills for an inclusive society.
     This year we invested money, time and in-kind support worth £26.4m supporting responsible and sustainable business activities, meeting our commitment to invest at least 1% of group pre-tax profits.
     Our target for 2011 is to maintain a minimum investment of 1% of underlying pre-tax profit in our community.
Our corporate responsibility (CR) risks
We quantify the most significant social, environmental and ethical risks to BT in our CR risk register. This is updated twice a year and reviewed annually.
     We currently have seven CR risks which we monitor and report on, four of these which are managed by the CR risk forum:
•	Mitigating climate change impacts such as increased costs associated with changing legislation

•	Adapting our business to reduce our exposure to the direct impacts of climate change, such as severe weather

•	The effect of diversity on employee relations and customer service

•	Unacceptable supply chain working conditions.

We now manage the following three CR risks at group level:

•	Health and safety risks to employees and the public exposed to BT operations

•	Breach of integrity leading to a loss of trust in BT

•	Loss of trust caused by unintended release of private customer data which is part of our Security and resilience risk (see Our risks on page 14).
Each of these seven CR risks has a senior management owner and a mitigation strategy in place. Aside from the loss of trust caused by unintended release of private customer data, these CR risks are not regarded as material in relation to the group, and consequently are not included in Our risks below.
Recognition of our contribution
We have been ranked seventh in the list of 60 top green businesses in Britain in this year’s Best Green Companies Awards announced by The Sunday Times, and won a number of awards for CR, including the prestigious Queen’s Award for Enterprise for Sustainable Development and Business in the Community’s Community Mark and ‘platinum plus recognition’. We have been in the top 5% of our sector in the Dow Jones Sustainability Index for the last nine years.
OUR RISKS
Principal risks and uncertainties
In common with all businesses, BT is affected by a number of risks and uncertainties, not all of which are wholly within our control. Although many of the risks and uncertainties influencing our performance are macroeconomic and likely to affect the performance of businesses generally, others are particular to our operations.
     This section highlights some of those particular risks and uncertainties affecting our business but it is not intended to be an extensive analysis of all risk and uncertainty affecting our business. Some may be unknown to us and others, currently regarded as immaterial, could turn out to be material. All of them have the potential to impact our business, revenue, profits, assets, liquidity and capital resources adversely.
     We have a defined enterprise wide risk management process for identifying, evaluating and managing the significant risks faced by the group. The key features of the risk management process are provided in Internal control and risk management on page 28. The group risk register captures the most significant risks facing the business. Each risk is assigned a senior management owner responsible for monitoring and evaluating the risk and the mitigation strategies. The group risk register has been reviewed by the BT Group plc Operating Committee before being reviewed and approved by the BT Group plc Board. The principal risks below are all identified on the group risk register.
     The principal risks and uncertainties should be considered in conjunction with the risk management process, the forward-looking statements for this document and the Cautionary statement regarding forward-looking statements on page 104.
Competitive activity
As detailed on page 4, we operate in markets which are characterised by high levels of competition. While there are many factors which contribute to the high level of competition the prominent factors include regulatory intervention which is focused on promoting competition, technology substitution, market and service convergence, customer churn, declining levels of market differentiation, declining market growth rates and the emergence of competitors with distinctive and non-replicable sources of competitive advantage.
     BT faces a number of challenges in relation to growing revenues. A distinct challenge is that our UK voice and connectivity business is a mature business subject to price deflation and declining or negative market growth rates leading to declining revenues, margins and cashflow. The net effect is that we increasingly have to look beyond the UK voice and connectivity market to secure profitable revenue growth from adjacent markets, both inside and outside the UK. This in turn is dependent on developing strong and advantaged competitive positions in attractive product and service markets. As well as looking beyond the UK and voice and connectivity market, we also need to deliver major new investments (e.g. super-fast broadband) which will not only help us defend existing revenues but also open up new adjacent markets. These new areas of growth carry associated risks including high investment in development and launch and might not yield the necessary returns or offset declining revenues in our traditional business.
Global economic and credit market conditions
Whilst there have been improvements in the UK and global economies during 2010, the level of business activity could be impacted by continued economic uncertainty and could lead to a reduction in revenue, profitability and cash generation. In common with many other businesses, our financial performance could also be impacted by increased exposure to the default of customers and suppliers if economic conditions do not continue to improve. In achieving our goals, we are dependent on a number of partners, contractors and suppliers and therefore are at risk of loss of revenue, increased cost, delays and possibly associated penalties in the event of their failure.
     However, unfavourable economic conditions may arise which could impact our ability to generate sufficient cash flow or access capital markets to enable us to service or repay our indebtedness or to fund our other liquidity requirements. We may be required to refinance all or a portion of our indebtedness on or before maturity, reduce or delay capital expenditure or seek additional capital. Refinancing or raising additional financing may not be available on commercially reasonable terms or at all. Our inability to continually generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, may adversely affect our business, financial condition, results of operations and prospects.

Report of the Directors – Business review	British Telecommunications plc Annual Report and Form 20-F 2010 13

Regulatory controls
Some of our activities continue to be subjected to significant price and other regulatory controls which may affect our market share, competitive position and future profitability.
     Many of our wholesale fixed network activities in the UK are subject to significant regulatory controls which are reviewed periodically. The controls regulate, among other things, the prices we may charge for many of our services and the extent to which we have to provide services to other CPs. In recent years the effect of these controls has required us to reduce our prices, although in some recent cases, prices have been allowed to increase in real terms. We cannot provide assurance that the regulatory authorities will not increase the severity of the price controls, extend the services to which controls apply or extend the services which we have to provide to other CPs. These controls may adversely affect our market share, our ability to compete and our future profitability.
     Wholesale customers may also raise disputes with Ofcom, seeking lower prices on wholesale services which are not subject to direct price control.
Major contracts
We have a number of complex and high value contracts with customers. The profitability of these contracts is subject to a number of factors including: variation in cost and achievement of cost reductions anticipated in the contract pricing both in scale and time; delays in delivery or achieving agreed milestones owing to factors either within or outside of our control; changes in customers’ requirements, budgets, strategies or businesses; the performance of our suppliers and other factors. Any of these factors could make a contract less profitable or even loss making.
     In 2009 a failure to achieve anticipated cost savings made a number of our major contracts less profitable or even loss making, adversely impacting our profits. Contract and financial reviews were undertaken in BT Global Services, and resulted in our taking a more cautious view of the recognition of expected and future cost efficiencies, revenues and other changes in underlying assumptions and estimates, particularly in light of the economic outlook, resulting in contract and financial review charges of £1,639m being recognised.
     As detailed on page 7, during 2010 we have taken actions and implemented a number of improvements to significantly enhance contract management, risk management and performance. Independent review teams provide additional assurance on our most significant contracts. Whilst progress has been made, and no significant charges in relation to major contracts were incurred in 2010, there is still a risk that further contract charges could arise in the future due to the impact of any of the factors identified above.
     The degree of risk increases generally in proportion to the scope and life of the contract and is typically higher in the early stages. Some customer contracts require significant investment in the early stages, which is expected to be recovered over the life of the contract. Major contracts often involve the implementation of new systems and communications networks, transformation of legacy networks and the development of new technologies. The recoverability of these capital costs may be adversely impacted by delays or failure to meet milestones. Substantial performance risk exists in these contracts, and some or all elements of performance depend upon successful completion of the transition, development, transformation and deployment phases. Failure to manage and meet our commitments under these contracts, as well as changes in customers’ requirements, budgets, strategies or businesses, during the contract term, may lead to a reduction in our expected and future revenue, profitability and cash generation. We may lose significant customers due to merger or acquisition, change of customer strategy, business failure or contract expiry. Failure to replace the revenue and earnings from lost customers could reduce revenue and profitability.
Security and resilience
BT is critically dependent on the secure operation and resilience of its information systems, networks and data.
     Any significant failure or interruption of such data transfer as a result of factors outside our control could have a material adverse effect on the business and our results from operations. We have a corporate resilience strategy and business continuity plans in place, designed to deal with such catastrophic events including, for example, major terrorist action, industrial action, cyber-attacks or natural disasters. A failure to deliver that strategy may lead to a reduction in our profitability and there can be no assurance that material adverse events will not occur.
     The scale of our business and global nature of our operations means we are required to manage significant volumes of personal and commercially sensitive information. BT stores and transmits data for its own purposes and on behalf of customers, all of which needs to be safeguarded from potential exposure, loss or corruption, and therefore receives a high level of management attention and security measures. Any material failure could significantly damage our reputation and could lead to a loss of revenues, cancellation of contracts, penalties and additional costs being incurred.
Pensions
We have a significant funding obligation to a defined benefit pension scheme.
     Declining investment returns, longer life expectancy and regulatory changes may result in the cost of funding BT’s defined benefit pension scheme (BTPS) becoming a significant burden on our financial resources.
     The triennial funding valuation of the BTPS at 31 December 2008 and associated recovery plan has been agreed with the Trustee. Under this prudent funding valuation basis the deficit is £9bn. BT and the Trustee have agreed a 17 year recovery plan with the first three years’ payments being £525m. The payment in 2013 will be £583m, then increasing by 3% per annum.
     Whilst the valuation and the recovery plan have been agreed with the Trustee, they are currently under review by the Pensions Regulator. However, the Pensions Regulator’s initial view is that they have substantial concerns with certain features of the agreement. The Pensions Regulator has indicated it will discuss its position with us once they have completed their review. Accordingly, as matters stand, it is uncertain as to whether the Pensions Regulator will take any further action. This uncertainty is outside of our control.
     The results of future scheme valuations and associated funding requirements will be impacted by the future performance of investment markets, interest and inflation rates and the general trend towards longer life expectancy, as well as regulatory changes, all of which are outside our control.
OTHER INFORMATION
Regulation
Innovation in communications markets continues at a high level, driven by consumer needs and new technology. Convergence is maturing, and consumers routinely buy bundles of fixed, mobile, broadband and TV services. In July 2009, we announced our ambitious plans for fibre-based broadband deployment, underpinned by significant investments. The UK communications market is highly competitive and as a result, in 2010 many of our retail services were deregulated (see Significant market power designations on page 15). Regulatory evolution needs to keep pace with these developments, allowing further deregulation where effective

14 British Telecommunications plc Annual Report and Form 20-F 2010	Report of the Directors – Business review

competition exists, encouraging investment and rewarding risk-taking in new markets such as fibre-based broadband, and ensuring that any new regulation is only applied where necessary.
Regulation in the UK
Electronic communications regulation in the UK is conducted within a framework set out in various EU directives, regulations and recommendations. The framework was recently reviewed and amended directives are expected to be implemented by late May 2011 in the UK and other EU member states.
Ofcom
Ofcom was set up under the Office of Communications Act 2002 to provide a single, seamless approach to regulating the entire UK communications market. Its principal duties are to further the interests of citizens in relation to communications matters, and to further the interests of consumers in relevant markets, where appropriate by promoting competition.
     Ofcom regulation takes the form of sets of conditions laid down under the Communications Act 2003 (Communications Act), and directions under these conditions. Some conditions apply to all providers of electronic communications networks and services; others apply to individual providers, which Ofcom has designated as universal service providers or having significant market power (SMP) in a particular market.
Conditions applying to all providers
Although these general conditions are concerned mainly with consumer protection, they also include requirements relating to general access and interconnection; standards; emergency planning; the payment of administrative charges; the provision of information to Ofcom; and numbering. A separate condition regulates the provision of premium rate services. The Electronic Communications Code applies to all CPs authorised to carry out streetworks and similar activities for network provision. It requires CPs with apparatus on or in the public highway to identify potential liabilities and, where appropriate, to make appropriate financial provision to cover any damage caused by work they carry out, and for the removal of their networks in the event of liquidation or bankruptcy. BT has provided the required certificate of compliance to Ofcom in accordance with this requirement.
Conditions applying to BT
Universal service obligations (USO) are defined in an order issued by the Secretary of State. BT is the designated supplier of universal service for the UK, excluding the Hull area where Kingston Communications is the designated provider. Our primary obligation is to ensure that basic fixed line services are available at an affordable price to all citizens and consumers in the UK. Other conditions relate to payphones and social needs schemes.
     We understand that the UK Government’s plans for the digital economy, prior to the May 2010 election, are expected to create a fund of £200m that will be available via competitive tender to bidders in order to deliver the Government’s universal service commitment (USC) to provide a 2Mb/s broadband connection. This is not part of BT’s USO, but BT is likely to be one of the providers eligible to bid for such funds. The procurement process for allocation of the funds for the USC is currently expected to be administered by a new Government body known as Broadband Delivery UK.
Significant market power designations
Ofcom is also required by EU directives to review relevant markets regularly, and determine whether any CP has SMP in those markets. Where Ofcom finds that a provider has SMP, it must impose appropriate remedies that may include price controls. In 2010 Ofcom completed its market review of fixed narrowband retail services in relation to the supply of consumer and business telephone lines and voice calls. Ofcom concluded that BT no longer had SMP in these markets (except for digital exchange lines, although Ofcom is currently consulting on a market review/charge control for ISDN30 lines), which resulted in BT having greater freedom to package and price those services as we choose. Ofcom also completed its review of wholesale narrowband services markets and concluded that BT retained SMP in certain defined markets – for example, the provision of wholesale exchange lines, call origination and interconnect links –but not in local-to-tandem conveyance where BT’s activities became deregulated. BT is also deemed to have SMP in other markets such as wholesale leased lines. In the 2010 calendar year, Ofcom will conduct market reviews, which are currently underway, of the Wholesale Local Access (WLA) and the Wholesale Broadband Access (WBA) markets, covering products such as LLU and IPStream. Ofcom’s WLA proposals include new obligations on BT to provide a fibre-based Virtual Unbundled Local Access (VULA) product and an obligation to share our ducts and poles for fibre-based broadband purposes. Openreach already offers a product that we believe meets the requirements for VULA and we have said BT will share its ducts and poles with other CPs. In the WBA market, Ofcom proposes to increase the size of the mainly urban deregulated geographic market, and to introduce price regulation in the remainder of the country with a price control to cover rural areas.
SMP charge controls
As a result of SMP designations, the charges we can make for a number of wholesale services are subject to regulatory controls which are designed to ensure that our charges are reasonably derived from costs, plus an appropriate return on capital employed. These include:
•	network charge controls (NCC) on wholesale interconnect services – we operate under interconnection agreements with most other CPs

•	partial private circuits (PPC) charge controls applying to certain wholesale leased lines that BT provides to other network operators

•	certain wholesale Ethernet access and backhaul services LLU and WLR

•	Regulatory decisions by Ofcom are liable to appeal. Other CPs are currently appealing Ofcom decisions on wholesale leased lines, LLU and WLR charge controls.
Ofcom is currently consulting on market reviews/charge controls for ISDN30 and WBA (see Significant market power designations above).
     In December 2009, Ofcom published a consultation document about how BT’s costs of providing pensions benefits should be treated in regulatory charges. Ofcom is expected to consult further later in the 2010 calendar year, and conclude its review towards the end of the year. Ofcom would then look to implement any revised approach in setting charge controls moving forward.
BT’s Undertakings
In response to Ofcom’s 2005 strategic review of telecommunications, we proposed a number of legally-binding Undertakings under the Enterprise Act 2002 (Enterprise Act). These Undertakings, which included the creation of Openreach, were accepted by Ofcom and came into force in September 2005. The Undertakings are intended to deliver clarity and certainty to the UK telecommunications industry about the way BT will provide ‘upstream’ regulated products to support effective and fair competition in related ‘downstream’ markets. Ofcom acknowledges that BT’s delivery of the Undertakings has enabled deregulation in more competitive downstream markets. The Undertakings do need to evolve in light of market developments

Report of the Directors – Business review	British Telecommunications plc Annual Report and Form 20-F 2010 15

and variations have been agreed in 2010 to assist delivery of fibre-based broadband, and to reschedule timescales for the delivery of operational systems separation and the migration of BT’s installed base to the same, equivalent base as other CPs.
Business Rates
The European Commission formally investigated the way the UK Government set the rates payable on BT’s infrastructure and those paid by Kingston Communications, and whether or not the UK Government complied with European Community Treaty rules on state aid. The Commission concluded in October 2006 that no state aid had been granted. The Commission’s decision was appealed. Judgement on the appeal has not yet been given but we continue to believe that any allegation of state aid is groundless and that the appeal will not succeed.
Regulation outside the UK
BT must comply with the regulatory regimes in the countries in which we operate and this can have a material impact on our business.
European Union
Communications regulation in each EU country is conducted within the regulatory framework determined by EU directives, regulations and recommendations. The manner and speed with which the existing directives have been implemented vary from country to country. National regulators are working together in the Body of European Regulators for Electronic Communications to introduce greater harmonisation in their approach to the assessment of SMP and the imposition of appropriate remedies. BT does not have USO outside the UK, although in certain member states we may be required to contribute towards an industry fund to pay for the cost of meeting such obligations.
The rest of the world
The vast majority of the communications markets in which we operate around the world are subject to regulation. The degree to which these markets are liberalised varies widely, and our ability to compete is severely constrained, to a greater or lesser degree, in many countries. We continue to press incumbent operators and their national regulatory authorities around the world (including in the EU) for cost-related non discriminatory wholesale access to their networks, where appropriate, and for advance notice of any changes to their network design or technology which would have an impact on our ability to serve our customers.
Competition law
In addition to communications industry-specific regulation, BT is subject to the Competition Act 1998 (Competition Act) in the UK and to EU competition law.
Our relationship with HM Government
We can be required by law to do certain things and provide certain services for the UK Government. For example, under the Communications Act, we (and others) can be required to make and implement plans for the provision or restoration of services in connection with disasters. Additionally, under the Civil Contingencies Act 2004, the UK Government can impose obligations on us (and others) at times of emergency and in connection with civil contingency planning. Also, the Secretary of State can require us to take certain actions in the interest of national security and international relations.
Legal proceedings
We do not believe that there is any single current court action that would have a material adverse effect on the financial position or operations of the group. However the aggregate volume and value of legal actions to which we are a party has increased significantly during 2010.
     There have been criminal proceedings in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS (universal mobile telecommunication system) auction in 2000. Blu, in which BT held a minority interest, participated in that auction process. On 20 July 2005, the former BT employee was found not culpable of the fraud charge brought by the Rome Public Prosecutor. All the other defendants were also acquitted. The Public Prosecutor has appealed the court’s decision. The appeal was unsuccessful and no damages follow.

16 British Telecommunications plc Annual Report and Form 20-F 2010	Report of the Directors – Business review

REPORT OF THE DIRECTORS
FINANCIAL REVIEW

Summarised group income statement	2010	2009 [b]
Year ended 31 March	£m	£m

Revenue
Adjusted[a]	20,911	21,354
Specific items	(52)	–
Contract and financial review charges	–	(41)

Reported	20,859	21,313
Other operating income
Adjusted[a]	378	350
Specific items	2	(13)

Reported	380	337
Operating costs
Adjusted[a]	(18,674)	(19,358)
Specific items	(427)	(395)
Contract and financial review charges	–	(1,598)

Reported	(19,101)	(21,351)
Operating profit
Adjusted[a]	2,615	2,346
Specific items	(477)	(408)
Contract and financial review charges	–	(1,639)

Reported	2,138	299

Net finance (expense) income
Adjusted[a]	(609)	29
Specific items	11	–
Net interest on pensions	(279)	313

Reported	(877)	342
Share of post tax profits of associates and joint ventures
Adjusted[a]	25	39
Specific items	29	36

Reported	54	75

Loss on disposal of associates and joint ventures – specific items	(12)	–

Profit before taxation
Adjusted[a]	2,031	2,414
Specific items	(449)	(372)
Contract and financial review charges	–	(1,639)
Net interest on pensions	(279)	313

Reported	1,303	716

Taxation charge
Adjusted[a]	(480)	(633)
Specific items	342	43
Contract and financial review charges	–	459
Net interest on pensions	78	(88)

Reported	(60)	(219)
Profit for the year
Adjusted[a]	1,551	1,781
Specific items	(107)	(329)
Contract and financial review charges	–	(1,180)
Net interest on pensions	(201)	225

Reported	1,243	497

[a]	Adjusted revenue, adjusted other operating income, adjusted operating costs, adjusted operating profit, adjusted net finance (expense) income, adjusted share of post tax profits of associates and joint ventures, adjusted profit before taxation, adjusted taxation charge and adjusted profit for the year are non-GAAP measures provided in addition to the disclosure requirements defined under IFRS. The rationale for using non-GAAP measures is explained on page 26.

[b]	Restated. See page 40.

Report of the Directors – Financial Review	British Telecommunications plc Annual Report and Form 20-F 2010 17

Introduction to the Financial review
In the Financial review we discuss the financial results of the group for 2010 and 2009. We explain financial performance using a variety of measures, some of which are not defined under IFRS, and are therefore termed ‘non-GAAP measures’. These measures are in addition to, and supplement, those prepared in accordance with IFRS. In particular, in this Financial review, we principally discuss the group’s results on an ‘adjusted’ basis. The rationale for using adjusted measures is explained on page 26. Results on an adjusted basis are presented before specific items, the contract and financial review charges recognised within BT Global Services in 2009 and net interest on pensions. Specific items are analysed and discussed separately in this Financial review on page 20.
     The other non-GAAP measures we use in this Financial review are underlying revenue, underlying operating costs, underlying capital expenditure and free cash flow. Each of these measures is discussed in more detail on pages 26 and 27.
     In the Financial review, references to ‘2010’ and ‘2009’, and to the financial years ended 31 March 2010 and 2009, respectively. References to ‘the year’ and ‘the current year’ are to the year ended 31 March 2010.
Principal accounting policies, critical accounting estimates and key judgements
Our principal accounting policies are set out on pages 33 to 41 of the consolidated financial statements and conform with IFRS. These policies, and applicable estimation techniques, have been reviewed by the directors who have confirmed them to be appropriate for the preparation of the 2010 consolidated financial statements.
     We, in common with virtually all other companies, use estimates in the preparation of our consolidated financial statements. The most sensitive estimates affecting our consolidated financial statements are in the areas of assessing the stage of completion and likely outcome under long-term contracts; assessing the level of interconnect income with and payments to other telecommunications operators; making appropriate long-term assumptions in calculating pension liabilities and costs; establishing asset lives of property, plant and equipment and software for depreciation and amortisation purposes; calculating current and deferred tax assets and liabilities; making appropriate medium-term assumptions for goodwill impairment reviews; determining the fair values of certain financial instruments; providing for doubtful debts; and estimating the value of provisions. Details of critical accounting estimates and key judgements are provided in the accounting policies on pages 39 and 40.
Line of business results
The financial performance of each of the customer-facing lines of business for 2010 and 2009 is discussed in the Business review. We measure the financial performance of BT Global Services, BT Retail, BT Wholesale and Openreach on an ‘adjusted’ basis being revenue, EBITDA and operating profit, all stated before specific items. For BT Global Services adjusted EBITDA also excludes the impact of the contract and financial review charges recognised in 2009. For further discussion of these items, see page 26. A reconciliation of adjusted EBITDA to group operating profit (loss) by customer-facing line of business, and for the group, is provided in Segment information, note 1 to the consolidated financial statements on page 47.
FINANCIAL RESULTS
Group revenue
Revenue decreased by 2% to £20,859 in 2010. Favourable foreign exchange movements and the impact of acquisitions contributed £297m and £31m, respectively, to revenue in 2010. Excluding these, adjusted revenue decreased by 4% to £20,911m in 2010.
Products and services revenue

	2010	2009	[a]
	£m	£m

Managed solutions	6,581	6,313
Broadband and convergence	2,678	2,617
Calls and lines	6,293	6,862
Transit, conveyance, interconnect services, WLR, global carrier and other wholesale products	2,957	3,244
Other products and services	2,402	2,318

Adjusted revenue	20,911	21,354
Specific items	(52)	–
Contract and financial review charges	–	(41)

Revenue	20,859	21,313

[a]	Restated, see page 47.
Managed solutions
Managed solutions revenue which comprises networked IT services, MPLS and managed network services (MNS) increased by 4% to £6,581m. This was mainly due to an increase in MNS revenue in BT Wholesale and growth in MPLS revenue in BT Global Services offset by a decline in networked IT services revenue, reflecting the challenging economic conditions.
Broadband and convergence
Broadband and convergence comprises consumer and wholesale broadband, LLU, mobile and wi-fi services and other broadband based products, such as BT Vision. Broadband and convergence revenue increased by 2% to £2,678m in 2010 due to growth in broadband revenue in BT Retail and BT Global Services and an increase in LLU revenue in Openreach. This was offset by a decline in broadband revenue in BT Wholesale, reflecting the continuing trend of CPs continuing to switch to LLU provided by Openreach.
Calls and lines
Calls and lines revenue comprises the revenue from the connection and rental of exchange and ISDN data lines, associated call traffic and also the provision of private circuits. Calls and lines revenue decreased by 8% to £6,293m in 2010 reflecting the challenging market conditions, particularly in the business sector.
Transit, conveyance, interconnect, WLR, global carrier and other wholesale products
Revenue from UK transit, conveyance, interconnect circuits, WLR, global carrier and other wholesale products decreased by 9% to £2,957m in 2010, due to the impact of mobile termination rate reductions, the decline in low margin transit volumes, and lower conveyance volumes.
Other products and services
Other products and services principally comprises BT Global Services’ revenue from non UK global products and BT Retail revenue from conferencing, directories, payphones and other select services. Revenue from other products and services increased by 4% to £2,402m in 2010.

18 British Telecommunications plc Annual Report and Form 20-F 2010	Report of the Directors – Financial review

Other operating income
Other operating income was £380m in 2010 an increase of 13%. The increase in 2010 was principally due to an increase in scrap and cable recoveries and compensation receipts and settlements.
Operating costs
Operating costs decreased by 11% in 2010 to £19,101m (2009: 21,351m). Adjusted operating costs decreased by 4% in 2010 to £18,674m. Adjusted operating costs in 2010 include the impact of unfavourable foreign exchange rate movements of £342m and the impact of acquisitions of £32m. Excluding these, underlying adjusted operating costs reduced by 5% compared with 2009. The reduction reflects the successful delivery of the group’s cost saving initiatives by all lines of business. The group has reduced total labour resource by around 20,000 in 2010, mostly in the area of indirect labour, including agency and contractors.
The components of the group’s operating costs are shown in the table below:

	2010	2009	[a]
	£m	£m

Staff costs before leaver costs	4,853	5,359
Leaver costs	142	202

Staff costs	4,995	5,561
Own work capitalised	(575)	(673)

Net staff costs	4,420	4,888
Depreciation	2,304	2,249
Amortisation	735	641
Payments to telecommunications operators	4,083	4,266
Other operating costs	7,132	7,314

Operating costs before specific items	18,674	19,358
Specific items	427	395
Contract and financial review charges	–	1,598

Operating costs	19,101	21,351

[a] Restated, see page 40.
Staff costs

	2010	2009	[a]
	£m	£m

Staff costs
Wages and salaries	4,173	4,455
Social security costs	447	422
Pensions costs	304	543
Share-based payments	71	141

Total	4,995	5,561

[a] Restated, see page 40.
Wages and salaries decreased by 6% to £4,173m, largely due to the impact of labour resource reductions and lower pay inflation. Leaver costs, included within wages and salaries, were £142m (2009: £202m).
     The pension charge for 2010 was £304m, compared with £543m in 2009. The decrease in the pension cost in 2010 reflects the impact of the changes to benefit accruals from 1 April 2009 following the review of UK pension arrangements, which are discussed in more detail on page 6. This is partially offset by an increase in social security costs as BTPS ceased to contract out of the Second State Pension. We expect the operating charge for the BTPS in 2011 to increase by about £100m as a result of the lower discount rate and higher inflation assumptions.
     Share-based payment costs decreased by 50% to £71m, reflecting the significant number of UK Sharesave cancellations which took place in 2009.
Depreciation and amortisation
Depreciation and amortisation increased by 5% to £3,039m in 2010 reflecting the impact of higher value and shorter-lived software assets brought into use during the past two years.
Payments to telecommunications operators
Payments to telecommunications operators reduced by 4% to £4,083m, reflecting the impact of mobile termination rate reductions and lower volumes which were partially offset by unfavourable foreign exchange movements.
Other operating costs
Other operating costs principally comprises indirect third party labour, property, energy, network, maintenance and IT costs, consultancy and other general overheads. Other operating costs decreased by 2% to £7,132m in 2010, largely reflecting the impact of reductions in third party labour and discretionary expenditure.
EBITDA
In 2010 adjusted EBITDA was £5,654m, compared with £5,236m in 2009, as disclosed in the Segment information note on page 48. The increase in 2010 reflects the benefit of group wide cost reduction activities and the improvement in performance in BT Global Services.
Operating profit
In 2010 adjusted operating profit was £2,615m (2009: £2,346m), 11% higher than 2009. The increase in 2010 reflects the improved EBITDA, partially offset by higher depreciation and amortisation. Reported operating profit was £2,138m in 2010, compared with £299m in 2009.

Report of the Directors – Financial review	British Telecommunications plc Annual Report and Form 20-F 2010 19

Other group items
Specific items
Specific items for 2010 and 2009 are shown in the below and are defined on page 33.

	2010	2009
	£m	£m

Revenue
Regulatory settlement	52	–

Other operating income
(Profit) loss on disposal of a business	(2)	13

Operating costs
BT Global Services restructuring charges	301	280
Property rationalisation costs	121	–
Costs associated with settlement of open tax years	5	–
Restructuring costs-group transformation and reorganisation activities	–	65
21CN asset impairment and related charges	–	50

	427	395
Finance income
Interest on settlement of open tax years	(11)	–

Share of results of associates and joint ventures
Impact of renegotiated supply contracts on associate	(29)	–
Reassessment of carrying value of associate	–	(36)
Loss on disposal of associate	12	–

Net specific items charge before tax	449	372

Tax credit in respect of settlement of open tax years	(230)	–
Tax credit on specific items above	(112)	(43)

Net specific items charge after tax	107	329

Where appropriate the specific items recognised in 2010 and 2009 are explained in more detail below.
•	A charge of £52m was recognised in 2010 reflecting an Ofcom determination in relation to 2Mb/s private circuit prices.

•	In 2010 and 2009, respectively, the group recognised BT Global Services restructuring charges of £301m and £280m. The main components of the charges are set out below.
–	Networks, products and procurement channels rationalisation charges of £142m (2009: £183m). In 2010 this included a payment of £127m made to Tech Mahindra for the renegotiation of certain supply contracts as part of the rationalisation of procurement channels. There was an associated credit of £29m in connection with BT’s share of its associate, Tech Mahindra.

–	People and property charges of £132m (2009: £51m) principally comprising leaver costs and property exit costs.

–	Intangible asset impairments and other charges of £27m (2009: £46m) reflecting the costs associated with rationalising the services that are offered to customers and the brands under which customers are served.
•	In 2010 £121m of property rationalisation charges were recognised in relation to the rationalisation of the group’s UK property portfolio as detailed on page 7. The charge relates to properties which have been vacated and as a result of which, the associated leases have become onerous, reflecting future commitments to meet rental obligations which exceed future economic benefits. This rationalisation programme is expected to continue over the next two years. Including the charge recognised in 2010, the total cost of the rationalisation programme is expected to be around £300m.

•	In 2010 the group agreed substantially all outstanding tax matters with HM Revenue & Customs (HMRC) relating to the 2006, 2007 and 2008 tax years. Specific items include a tax credit of £230m, associated interest of £11m and costs of £5m in connection with reaching the agreement.

•	In 2009 the group incurred costs of £65m in respect of the group’s transformation and reorganisation activities. The costs mainly comprised leaver costs, property exit and transformation programme costs.

•	In 2009 a £50m charge was recognised comprising £31m of asset impairments and £19m of associated costs, following the group’s review of its 21CN programme and associated voice strategy in the light of the move to a customer-led roll out strategy and focus on next generation voice service developments of fibre-based products.

•	In 2009 a credit of £36m was recognised in respect of a reassessment of the value of the group’s share of the net assets of an associate.
Net finance expense (income)

	2010	2009
	£m	£m

Interest on borrowings	886	935
Interest on parent and ultimate parent borrowings	1	40
Loss arising on derivatives not in a designated hedge relationship	19	29
Net loss on disposal of available-for-sale financial assets	–	3
Interest on pension scheme liabilities	2,211	2,308

Finance expense	3,117	3,315
Less: interest on qualifying assets	(3)	–

Total finance expense	3,114	3,315

Other interest and similar income	(12)	(31)
Interest income on loans to parent company	(282)	(1,005)
Expected return on pension scheme assets	(1,932)	(2,621)

Total finance income	(2,226)	(3,657)

Analysed as:
Adjusted net finance expense (income)	609	(29)
Net interest on pensions	279	(313)

Net finance expense (income) before specific items	888	(342)
Specific items	(11)	–

Net finance expense (income)	877	(342)

Finance expense
Interest on borrowings in 2010 was £886m, a decrease of £49m. This reflects a reduction in average gross debt principally through repayment of short-term borrowings. The decrease of £39m on interest on parent and ultimate borrowings reflects a reduction in average loan balances. The loss arising on derivatives not in a designated hedge relationship was £19m in 2010 (2009: £29m). This loss includes a charge of £9m arising from the negotiation of swap break dates on certain derivatives.
     Interest capitalised on qualifying assets was £3m, reflecting the impact of the adoption of IAS 23 (Revised) ‘Borrowing Costs’ as detailed on page 40.
Finance income
Interest income arising from listed investments and other interest and similar income was £12m in 2010 (2009: £31m). The reduction in 2010 is a result of lower interest rates on deposits held. Interest income on loans to the parent company of £282m was £723m lower than 2009 reflecting the impact of lower interest rates.

20 British Telecommunications plc Annual Report and Form 20-F 2010	Report of the Directors – Financial review

Net interest on pensions
The net finance expense associated with the group’s defined benefit pension obligation of £279m in 2010 was £592m higher compared with net finance income of £313m in 2009.
     The interest on pension scheme liabilities and expected return on pension scheme assets reflects the IAS 19 assumptions and valuation as at the start of 2010. This is expected to be a net interest expense of around £70m in 2011, a reduction of around £210m, principally due to increased asset values at 31 March 2010.
Associates and joint ventures
The results of associates and joint ventures before specific items are shown below:

	2010	2009
	£m	£m

Share of post tax profit of associates and joint ventures	25	39

Our share of the post tax profit from associates and joint ventures was £25m in 2010 (2009: £39m). Our most significant associate is Tech Mahindra, which contributed £25m of post tax profits in 2010 (2009: £33m).
Profit before taxation
Adjusted profit before taxation was £2,031m in 2010, compared with £2,414m in 2009. The decrease in 2010 is due to higher net finance expense offset by the improvement in the group’s operating profit.
     Reported profit before taxation was £1,303m in 2010, compared with £716m in 2009.
Taxation
The tax charge for 2010 was £60m and comprised a tax charge of £402m on the profit before taxation and specific items of £1,752m as shown on the Income statement on page 42 and a credit of £342m on specific items. The effective rate on the profit before taxation and specific items was 23% compared with the statutory rate of 28%, reflecting the utilisation of tax losses and the continued focus on tax efficiency within the group.
     The tax charge for 2009 was £219m and comprised a tax charge of £262m on the profit before taxation and specific items and a credit of £43m on specific items. The effective rate of the tax on the profit before taxation and specific items was 24%, reflecting the tax credit arising on the contract and financial review charges of £1,639m recorded in the year.
     For further details on taxation, see Taxation section on page 22.
FINANCIAL POSITION AND RESOURCES
Summarised balance sheet

	2010	2009	[a]
	£m	£m

Non current assets
Goodwill	1,440	1,497
Other intangible assets	2,240	2,299
Property, plant and equipment	14,856	15,405
Investments	18,022	18,288
Derivative financial instruments	1,076	2,542
Trade and other receivables	336	322
Deferred tax assets	2,196	1,103
Other non current assets	195	132

	40,361	41,588

Current assets
Trade and other receivables	3,710	4,195
Cash and cash equivalents	1,441	1,287
Derivative financial instruments	624	158
Other current assets	1,218	688

	6,993	6,328

Current liabilities
Loans and other borrowings	3,296	1,564
Derivative financial instruments	166	56
Trade and other payables	6,693	7,270
Current tax liabilities	320	250
Provisions	134	254

	10,609	9,394

Total assets less current liabilities	36,745	38,522

Non current liabilities
Loans and other borrowings	9,548	12,704
Derivative financial instruments	533	711
Deferred tax liabilities	1,456	1,705
Retirement benefit obligations	7,864	3,973
Provisions	707	466
Other non current liabilities	804	794

	20,912	20,353

Equity
Ordinary shares and share premium	10,172	10,172
Retained earnings and other reserves	5,637	7,970

	15,809	18,142

Minority interest	24	27
Total equity	15,833	18,169

	36,745	38,522

aRestated, see page 40.
We believe it is appropriate to show the sub-total ‘Total assets less current liabilities’ of £36,745m at 31 March 2010 (2009: £38,522m) in the group balance sheet because it provides useful financial information being an indication of the level of capital employed at the balance sheet date, namely total equity and non current liabilities.
Goodwill
Goodwill decreased by £57m during 2010 to £1,440m. This reduction was primarily due to the impact of foreign exchange movements. There were no acquisitions during 2010. An analysis of goodwill by cash generating units for the purposes of the impairment assessment is provided in note 10 to the consolidated financial statements.

Report of the Directors – Financial review	British Telecommunications plc Annual Report and Form 20-F 2010 21

Other intangible assets
Other intangible assets include the cost of intangibles acquired from third parties and internally developed and purchased computer software. The net book value of other intangible assets decreased by £59m during 2010 to £2,240m, predominantly due to £629m of additions which were more than offset by £735m of amortisation.
Property, plant and equipment
Property, plant and equipment decreased by £549m from £15,405m at 31 March 2009 to £14,856m at 31 March 2010, predominately due to £1,861m of additions, which were more than offset by £2,304m of depreciation charges and a £103m reduction due to disposals. For further details of capital expenditure in 2010, see page 57.
Non current investments
Non current investments principally comprise amounts owed by the parent company of £17,785m (2009: £18,226m) and the ultimate parent company of £160m (2009: £nil). For further details see note 24.
Derivative financial instruments
The group held derivative financial instruments with a combined net asset fair value of £1,001m compared with £1,933m at 31 March 2009, which primarily comprise interest rate and cross currency swaps the group uses to hedge its overseas currency borrowings to Sterling and to hedge its interest to a fixed Sterling rate. The decrease primarily reflects the year on year weakening of the US Dollar and Euro currencies against Sterling and an increase in US interest rates. For further details on the group’s derivative financial instruments see page 62.
Non current trade and other receivables
Non current trade and other receivables principally comprises costs relating to the initial set up, transition or transformation phase of long-term networked IT services contracts. There was a net increase of £14m during 2010.
Current trade and other receivables
Trade and other receivables decreased by £485m to £3,710m at 31 March 2010 principally reflecting lower prepayments and lower accrued income.
Loans and other borrowings
Current and non current loans and other borrowings decreased to £12,844m at 31 March 2010 from £14,268m at 31 March 2009. The decrease is primarily due to the translation of the group’s US Dollar and Euro denominated debt where both currencies have weakened against Sterling. For further details see note 16.
Trade and other payables
Trade and other payables decreased by £577m to £6,693m at 31 March 2010 principally reflecting the impact of the reduction in our cost base in 2010.
Taxation liabilities
The deferred taxation liability decreased from £1,705m at 31 March 2009 to £1,456m at 31 March 2010 mainly due to the impact of the BT Global Services contract and financial review charges in 2009 on excess capital allowances. The increase in current taxation liability from £250m to £320m at 31 March 2010 reflects improved profitability achieved through cost base reductions. For further details on taxation, see Taxation section below.
Provisions
The group held current and non current provisions totalling £841m at 31 March 2010 an increase of £121m compared to 2009. The movements in provisions are disclosed in note 19.
Retirement benefit obligations
At 31 March 2010, the IAS 19 accounting deficit was £5.7bn, net of a deferred tax asset of £2.2bn, compared with a deficit of £2.9bn net of tax, at 31 March 2009. The market value of the BTPS assets have increased by £6.0bn since 31 March 2009 to to £35.3bn at 31 March 2010 principally reflecting the improvement in the global financial markets during the year. However the value of the liabilities have increased by £9.9bn to £43.0bn at 31 March 2010 principally as a result of reductions in the discount rate and increased inflation expectations.
     Information about the funding of the group’s pension obligation is provided on pages 72 and 73.
     Detailed pensions accounting disclosures are provided in note 27 to the consolidated financial statements.
Total equity
A summary of the movements in equity is set out below:

	2010	2009 [a]
	£m	£m

Total equity at the beginning of the year	18,169	22,452
Profit for the year	1,243	497
Other comprehensive loss for the year	(3,675)	(3,980)
Dividends to shareholders	–	(925)
Share-based payment	81	143
Tax on share-based payment	19	(12)
Movements in minority interests	(4)	(6)

Total equity at the end of the year	15,833	18,169

aRestated, see page 40.
The reduction in equity in 2010 is principally due to the recognition of actuarial losses on retirement benefit obligations, which more than offset the profit for the year.
     British Telecommunications plc, the parent company, whose financial statements are prepared in accordance with UK GAAP, had retained profits of £450m at 31 March 2010, compared with retained losses of £128m, at 31 March 2009.
Other comprehensive income
Included in other comprehensive loss for the year of £3,675m (2009: loss of £3,980m) are actuarial losses of £4,324m (2009: £7,037m), foreign exchange losses on the translation of overseas operations of £112m (2009: £609m gain), net fair value losses on cash flow hedges of £575m (2009: £570m gain) and the tax credit of £1,325m (2009: £1,882m) relating to items recognised in other comprehensive income.
Taxation
Total tax contribution
BT is a significant contributor to the UK Exchequer, collecting and paying taxes of around £3bn in a typical year. In 2010 we collected and paid £1,299m of VAT, £896m of PAYE and National Insurance, £34m of UK corporation tax for the current year (in addition to receiving a £425m repayment in respect of overpayments and settlements of earlier years) and £226m of UK business and UK network rates.
     Our total UK Exchequer tax contribution as measured in the Hundred Group Total Tax Contribution Survey for 2009 ranked BT the fourth highest contributor.
Tax strategy
Our strategy is to comply with relevant regulations whilst minimising the tax burden for BT and our customers. We seek to achieve this through engagement with our stakeholders including HMRC and other tax authorities, partners and customers.

22 British Telecommunications plc Annual Report and Form 20-F 2010	Report of the Directors – Financial review

The BT Group plc Board considers that it has a responsibility to minimise the tax burden for the group and its customers. In this respect the BT Group plc Board considers it entirely proper that BT endeavours to structure its affairs in a tax efficient manner where there is strong commercial merit, especially in support of customer initiatives, with the aim of supporting our capital or operational expenditure programmes and reducing our overall cost of capital. This planning is carried out within BT Group plc Board defined parameters. The BT Group plc Board regularly review the group’s tax strategy.
     We operate in over 170 countries and this comes with additional complexities in the taxation arena. To reduce those complexities we have implemented a simplified trading model for our BT Global Services division in accordance with OECD Transfer Pricing Guidelines.
     The majority of tax issues arise in the UK with a small number of issues arising in our overseas jurisdictions. In terms of the group’s UK corporation tax position, all years up to 2007 are agreed. For 2008 there is one minor open issue which we are discussing with HMRC with a view to resolving. The UK corporation tax returns for 2009 were all filed prior to the statutory deadline of 31 March 2010.
     We have an open, honest and positive working relationship with HMRC. We are committed to prompt disclosure and transparency in all tax matters with HMRC. We recognise that there will be areas of differing legal interpretations between ourselves and tax authorities and where this occurs we will engage in proactive discussion to bring matters to as rapid a conclusion as possible.
     Our positive working relationship with HMRC was demonstrated in 2007 and again in 2010 when we worked intensively with HMRC to accelerate the agreement of substantially all outstanding tax matters relating to the 2006, 2007 and 2008 tax years, resulting in a tax repayment of £215m and associated interest of 11m. In addition, in 2010 we were refunded £210m in respect of overpaid corporation tax in 2009 following the recognition of the contract and financial review charge in 2009.
     We have a policy to lobby the Government directly on tax matters that are likely to impact our customers and the shareholders of BT Group plc and in particular respond to consultation documents where the impact could be substantial. We also lobby the Government indirectly though the CBI, various working groups and committees and leading professional advisors.
Tax accounting
At each financial year end an estimate of the tax charge is calculated for the group and the level of provisioning across the group is reviewed in detail. As it can take a number of years to obtain closure in respect of some items contained within the corporation tax returns it is necessary for us to reflect the risk that final tax settlements will be at amounts in excess of our submitted corporation tax computations. The level of provisioning involves a high degree of judgement.
     In 2010 BT reached agreement with HMRC on all major open issues resulting in a cash repayment of £215m and the recognition of an overall net credit to the income statement of £230m. The tax charge arising on our 2010 profits of £327m is higher than our cash tax paid of £76m in the same period predominantly due to the current tax deduction available on our pension deficit payment of £525m and the phasing of UK corporation tax instalment payments.
     In 2009 we paid cash tax in excess of the income statement charge. We were subsequently refunded £210m in 2010 primarily arising on the impact of the BT Global Services contract and financial review charges.
     The effective corporation tax rate on our profits before specific items is expected to increase from 23%, the rate applicable to 2010. However, we believe that the future years’ tax effective rate will remain below the statutory rate of 28%.
LIQUIDITY
The major sources of group liquidity for 2010 and 2009 were cash generated from operations and borrowing through short-term and long-term issuances in the capital markets. These, as well as committed bank facilities, are expected to remain the key sources of liquidity for the foreseeable future.
     Wherever possible, surplus funds in the group are transferred to the centralised treasury operation.
Free cash flow
The components of free cash flow, which is a non-GAAP measure and a key performance indicator, are presented in the table below and reconciled to net cash inflow from operating activities, the most directly comparable IFRS measure. For further discussion of the definition of free cash flow, refer to page 26.
Summarised cash flow statement

	2010	2009
	£m	£m

Cash generated from operations	4,478	4,938
Net income taxes received (paid)	349	(228)

Net cash inflow from operating activities	4,827	4,710
Add back pension deficit payment	525	–
Net capital expenditure	(2,480)	(3,038)
Net (purchase) disposal of non current financial assets and liabilities	(191)	339
Dividends from associates and joint ventures	3	6
Interest paid	(956)	(956)
Interest received	207	605

Free cash flow	1,935	1,666

Deduct pension deficit payment	(525)	–
Acquisitions and disposals	(68)	(285)
Net (purchase) disposal of current financial assets	(246)	286
Net repayment of borrowings	(758)	(850)
Dividends paid	–	(926)
Foreign exchange	(7)	54

Net increase (decrease) in cash and cash equivalents	331	(55)
Cash and cash equivalents at the start of the year	1,102	1,157

Cash and cash equivalents at the end of the year	1,433	1,102

Net cash inflow from operating activities
In 2010 cash generated from operations was £4,478m a decrease of 9% compared with 2009 reflecting improvements in profitability offset by a pension deficit payment of £525m (2009: £nil). In 2010 the group received a net tax repayment of £349m. This comprised tax payments of £76m offset by a tax repayment of £215m following the agreement of substantially all outstanding tax matters with HMRC relating to the 2006 to 2008 tax years and a repayment of £210m in respect of overpaid corporation tax in 2009. In 2009, the group paid net tax of £228m.
     In 2010 net cash inflow from operating activities was £4,827m (2009: £4,710m).
Capital expenditure
Capital expenditure is a key measure of our expenditure on property, plant and equipment and software. It excludes any assets acquired through new acquisitions in a year. Capital expenditure, on an accruals basis, totalled £2,533m in 2010 compared with £3,088m in 2009. Our original outlook in May 2009 was for capital expenditure in 2010 to be around £2.7bn. Capital expenditure is expected to be around £2.6bn in 2011.

Report of the Directors – Financial review	British Telecommunications plc Annual Report and Form 20-F 2010 23

Of the capital expenditure, £280m arose outside of the uk in 2010, compared with £316m in 2009. Contracts placed for ongoing capital expenditure totalled £383m at 31 March 2010 (2009: £451m).
     In 2010 the net cash outflow for capital expenditure was £2,480m (2009: £3,038m) which comprised a cash outflow of £2,509m (2009: £3,082m) offset by cash proceeds from disposals of £29m (2009: £44m).
     The reduction of £555m in capital expenditure in 2010 reflects steps taken to improve procurement and better efficiency and management of capital expenditure. It also reflects lower levels of investment in legacy network assets and reductions in customer related capital expenditure which has more than offset an increase in our investment in our fibre roll out.
Interest
Interest paid in 2010 was £956m. Interest payments in 2010 have remained at the same level as 2009 due to the impact of coupon payments on bond issuance made in 2009 offsetting the lower debt levels.
     Interest received was £207m in 2010. The interest receipts in 2010 included £11m from HMRC on settlement of open tax years. Excluding this receipt, interest received was £409m lower in 2010 than in 2009. The reduction is as a result of lower interest rates on deposits held.
Acquisitions and disposals
There were no significant acquisitions or disposals in 2010. Net cash outflow on acquisitions was £68m in 2010 (2009: £285m) principally comprising deferred consideration payments relating to the acquisition of Albacom in a prior period.
     The total consideration for acquisitions made in 2009 was £250m giving rise to goodwill of £162m. In 2009, the net cash outflow for BT Retail acquisitions included Wire One Holdings Inc and Ufindus Ltd (total consideration of £98m; net assets acquired of £24m; goodwill arising of £74m). The net cash outflow for BT Innovate and Design acquisitions which comprised Ribbit Corporation and Moorhouse Consulting Limited (total consideration of £75m; net assets acquired of £28m; goodwill arising of £47m). BT Global Services acquired Stemmer GmbH, SND GmbH and Net 2S SA (total consideration of £77m; net assets acquired of £36m; goodwill arising of £41m).
Net (purchase) sale of current and non current financial assets
In 2010 the net cash outflow from the net sale of investments was £437m, compared with an inflow of £625m in 2009. The cash flows in both financial years mainly relate to changes in amounts held in liquidity funds.
Net (repayment) drawdown of borrowings
During 2010 borrowings amounting to £1,028m matured, principally consisting of £697m commercial paper and £331m of other long-term debt. In 2010 the group raised a €600m Euro bond at 6.125% repayable in 2014 which was swapped into £520m at a fixed semi-annual rate of 6.8%.
     In 2009 the group raised debt of £795m mainly through our European Medium Term Note programme and received £606m from the net issue of commercial paper. This was partially offset by cash outflows on the repayment of maturing borrowings and lease liabilities amounting to £879m.
Dividends
There were no equity dividends paid in 2010 (2009: £925m).
FUNDING AND CAPITAL MANAGEMENT
The capital structure is managed by BT Group plc, the ultimate parent of the group. The objective of BT Group plc’s capital management policy is to reduce debt over time whilst investing in the business, supporting the pension scheme and delivering progressive dividends. In order to meet this objective the group may issue or repay debt, issue new shares, repurchase shares or adjust the amount of dividends paid to shareholders. The group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the group. The Board of BT Group plc regularly reviews the capital structure. No changes were made to the BT Group plc group’s objectives and processes during 2010 and 2009.
     The general funding policy is to raise and invest funds centrally to meet anticipated requirements using a combination of capital market bond issuance, commercial paper borrowing, committed borrowing facilities and investments. These financial instruments vary in their maturity in order to meet short, medium and long-term requirements.
     At 31 March 2010 the group had financial assets of around £25bn consisting of current and non current investments, derivative financial assets, trade and other receivables, cash and cash equivalents. Credit exposures are continually reviewed and proactive steps have been taken to ensure that the impact of adverse market conditions on these financial assets is minimised. In particular, line of business management actively review exposures arising from trading balances and, in managing investments and derivative financial instruments, the treasury operation has continued to monitor the credit quality across treasury counterparties and is actively managing exposures which arise.
     At 31 March 2010 BT Group plc’s credit rating with Standard and Poor’s (S&P) was BBB- with stable outlook (2009: BBB with stable outlook) following a downgrade in February 2010. BT Group plc’s credit rating with Moody’s was maintained at Baa2 with negative outlook (2009: Baa2 with negative outlook). Fitch downgraded BT Group plc’s credit rating to BBB with stable outlook in April 2009 (2009: BBB+ with stable outlook).
     The group has two significant term debt maturities during 2011. In December 2010 the group’s US Dollar 8.625% note matures with a principal of US$2,883m (£1,742m at swapped rates) and in February 2011 a Euro 7.375% note matures with a principal of €1,125m (£758m at swapped rates). The group has built up significant liquidity in anticipation of these maturities which, alongside cash flows generated from operations and the group’s financing strategy, will fund this requirement. In May 2010, the group entered into a £650m two-year facility agreement. There are no term debt maturities in 2012.
     Additional disclosures relating to financial assets and liabilities are included in notes 9, 12, 16 and 17 to the consolidated financial statements. Details of the group’s treasury management policies are included in note 31 to the consolidated financial statements.
Pensions
Funding valuation and future funding obligations
The triennial funding valuation of the BTPS at 31 December 2008 and associated recovery plan has been agreed with the Trustee. Under this prudent funding valuation basis at 31 December 2008, the assets of the BTPS had a market value of £31.2bn (2005: £34.4bn) and were sufficient to cover 77.6% (2005: 90.9%) of the benefits accrued by that date. This represented a funding deficit of £9.0bn compared with £3.4bn at 31 December 2005. If the valuation had used a ‘median estimate’ approach, we estimate that the deficit would have been about £3bn at 31 December 2008. This approach reflects how investments might on average be expected to perform over time and the expected impact of the pensions

24 British Telecommunications plc Annual Report and Form 20-F 2010	Report of the Directors – Financial review

review changes implemented on 1 April 2009. In the three years ended 31 December 2008, the decline in the market value of assets, combined with the longer life expectancy assumptions significantly increased the funding deficit, although the impact on the liabilities was partially offset by an increase in the discount rate and favourable experience compared to other actuarial assumptions used at 31 December 2005. The key demographic and financial assumptions are set out in note 27 to the consolidated financial statements. Since the valuation date the scheme’s assets have increased by £4.1bn and the Trustee estimates that if the funding valuation was performed at 31 December 2009, the deficit would have been around £7.5bn on this prudent valuation basis.
     Following the agreement of the valuation the ordinary contributions rate reduced to 13.6% of pensionable salaries (including employee contributions) from 19.5%, reflecting the implementation of benefit changes with effect from 1 April 2009, following the UK pensions review. In addition, the group will make deficit payments of £525m per annum for the first three years of the 17 year recovery plan, the first payment of which was made in December 2009. The payment in the fourth year will be £583m, then increasing at 3% per annum. The payments in years four to 17 are equivalent to £533m per annum in real terms assuming annual inflation of 3%. Under the 2005 valuation, deficit contributions were £280m per annum for 10 years. In 2010, the group made regular contributions of £384m (2009: £433m) and deficit contributions of £525m. No deficit contributions were made in 2009 as they were paid in advance during 2008.
     Other features of the agreements with the Trustee for BT providing support to the scheme are:
•	In the event that cumulative BT Group plc shareholder distributions exceed cumulative total pension contributions over the three-year period to 31 December 2011, then BT will make additional matching contributions to the scheme. Total pension contributions (including regular contributions) are expected to be approximately £2.4bn over the three years.

•	In the event that BT generates net cash proceeds greater than £1bn from disposals and acquisitions in any 12-month period to 31 December 2011 then BT will make additional contributions to the scheme equal to one third of those net cash proceeds.

•	A negative pledge that provides comfort to the scheme that future creditors will not be granted superior security to the scheme in excess of a £1.5bn threshold.
Whilst the valuation and the recovery plan have been agreed with the Trustee, they are currently under review by the Pensions Regulator. However, the Pensions Regulator’s initial view is that they have substantial concerns with certain features of the agreement. The Pensions Regulator has indicated it will discuss its position with us once they have completed their review. Accordingly, as matters stand, it is uncertain as to whether the Pensions Regulator will take any further action. This uncertainty is outside of our control.
     The number of retired members and other current beneficiaries in the BTPS has been increasing in recent years. Consequently, our future pension costs and contributions will principally depend on the investment returns of the pension fund, mortality of members and inflation, all of which could fluctuate in the medium to long-term. To ensure that the scheme remains flexible, fair and sustainable in the long-term there have been changes to future benefit accruals under BTPS, as discussed in more detail on page 6. The BTPS was closed to new entrants on 31 March 2001 and people joining BT after that date can participate in a defined contribution pension arrangement which provides benefits based on the employees’ and the employing company’s contributions.
Contractual obligations and commitments
A summary of the group’s principal contractual financial obligations and commitments at 31 March 2010 is shown below. Further details on the items can be found in the notes to the consolidated financial statements. Details of the group’s contingent liabilities are included in note 25 to the consolidated financial statements.

	Payments due by period
		Less	Between	Between	More
		than 1	1 and 3	3 and 5	than 5
Contractual obligations	Total	year	years	years	years
and commitments	£m	£m	£m	£m	£m

Loans and other borrowings[a]	12,546	3,280	1,753	1,204	6,309
Finance lease obligations	304	16	28	20	240
Operating lease obligations	7,687	494	891	775	5,527
Capital commitments	383	330	28	23	2
Pension deficit obligations	11,012	525	1,108	1,219	8,160

Total	31,932	4,645	3,808	3,241	20,238

aExcludes fair value adjustments for hedged risks.
At 31 March 2010 the group had cash, cash equivalents and current asset investments of £2,552m. The group also had unused committed borrowing facilities, amounting to £1,500m. At 31 March 2010, £2,532m of debt principal (at hedged rates) fell due for repayment in the 2011 financial year. In May 2010 the group also entered into a £650m two-year facility. These resources will allow the group to settle its obligations as they fall due.
Off-balance sheet arrangements
As disclosed in the consolidated financial statements, there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources, with the exception of financial commitments and contingent liabilities disclosed in note 25.
Quantitative and qualitative disclosures about interest, foreign exchange, credit and liquidity risks
A discussion of the group’s financial risk management objectives and policies and the exposure of the group to interest rate, foreign exchange, credit and liquidity risk, is included in note 31 to the consolidated financial statements.
Going concern
The Business review section on pages 2 to 16 includes information on the group structure, the performance of each of the lines of business, the impact of regulation and competition, principal risks and uncertainties and the group’s outlook. The Financial review includes information on our financial position, and resources, financial results, liquidity and funding and capital management. Notes 9, 12, 16, 17 and 31 of the consolidated financial statements include information on the group’s investments, derivatives, cash and cash equivalents, borrowings, financial risk management objectives, hedging policies and exposures to credit, liquidity and market risks.
     Alongside the factors noted above, the directors have considered BT Group plc’s cash flow forecast for the period to the end of May 2011. The directors are satisfied that this cash flow forecast, taking into account reasonably possible risk sensitivities associated with this forecast and BT Group plc’s current funding and facilities alongside BT Group plc’s funding strategy, shows that the group will continue to operate for the foreseeable future. The directors therefore continue to have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future and continue to adopt a going concern basis (in accordance with the guidance ‘Going Concern and Liquidity Risk: Guidance for Directors of UK Companies 2009’ issued by the

Report of the Directors – Financial review	British Telecommunications plc Annual Report and Form 20-F 2010 25

Financial Reporting Council) in preparing the consolidated financial statements.
     There has been no significant change in the financial or trading position of the group since 31 March 2010.
ALTERNATIVE PERFORMANCE MEASURES
We assess the performance of the group using a variety of measures, some of which are not defined under IFRS, and are therefore termed ‘non-GAAP measures’. These measures are in addition to, and supplement, those prepared in accordance with IFRS. The alternative performance measures we use include adjusted EBITDA; adjusted operating profit; adjusted profit before taxation; underlying revenue; underlying operating costs and underlying capital expenditure; free cash flow; and net debt. Free cash flow is also the group’s key financial performance indicator as disclosed in How we measure our progress on page 3.
     An explanation of each of these alternative performance measures is set out below. Reconciliations to the nearest measure prepared in accordance with IFRS are included within the body of the Financial review and in the Consolidated financial statements. The alternative performance measures we use may not be directly comparable to similarly titled measures used by other companies.
EBITDA
In addition to measuring financial performance of the lines of business based on operating profit, we also measure performance based on adjusted EBITDA. EBITDA is defined as the group profit or loss before depreciation, amortisation, net finance expense and taxation. Since this is a non-GAAP measure, it may not be directly comparable to the EBITDA of other companies, as they may define it differently. EBITDA is a common measure used by investors and analysts to evaluate the operating financial performance of companies, particularly in the telecommunications sector.
     We consider EBITDA to be a useful measure of our operating performance because it reflects the underlying operating cash costs, by eliminating depreciation and amortisation. EBITDA is not a direct measure of our liquidity, which is shown by our cash flow statement, and it needs to be considered in the context of our financial commitments. A reconciliation from adjusted EBITDA to operating profit, the most directly comparable IFRS measure, is given on page 48.
Adjusted performance measures
Performance measures presented as ‘adjusted’ are stated before specific items, contract and financial review charges of £1,639m recognised within BT Global Services in 2009 and net interest on pensions.
     The directors believe that the presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance. A reconciliation from adjusted operating profit to reported profit is included in the segment information on pages 47 to 49. A reconciliation from adjusted operating profit to the reported operating profit is included on page 17.
Specific items
In our income statement and segmental analysis we separately identify specific items and present our results both before and after these items. This is consistent with the way that financial performance is measured by management and is reported to the Board and Operating Committee of BT Group plc and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group’s results in this way is relevant to the understanding of the group’s financial performance as specific items are significant one-off or unusual in nature and have little predictive value. Items that we consider to be significant one-off or unusual in nature include disposals of businesses and investments, business restructuring costs, asset impairment charges, property rationalisation programmes and the settlement of multiple tax years in a single settlement. An analysis of Specific items recognised in all years presented is included on pages 20 and 51.
Contract and financial review charges
Adjusted revenue, adjusted EBITDA and adjusted operating profit are stated before specific items and also the BT Global Services contract and financial review charges in 2009 of £1,639m recognised due to the size and nature of these charges.
Net interest on pensions
Adjusted profit before taxation is also presented before net interest on pensions, as disclosed in note 27 to the consolidated financial statements, due to the volatile nature of this item.
Underlying revenue, operating costs and capital expenditure
Underlying revenue, operating costs and capital expenditure refers to the amounts excluding 1) the contribution in the current year from acquisitions that are not reflected in the comparable period in the prior year due to the date the acquisition was completed, and 2) the impact of rebasing the prior year to be on a constant currency basis compared with the current year. No adjustment is made to the prior year reported revenue, operating costs or capital expenditure in determining the year on year movement in underlying revenue, operating costs and capital expenditure. The directors believe that presentation of the group’s revenue, operating costs and capital expenditure in this way is relevant to an understanding of the group’s financial performance.
     Both acquisitions and foreign exchange rate movements can have significant impacts on the group’s reported revenue, operating costs and capital expenditure and therefore can impact year on year comparisons. Presentation of the group’s revenue, operating costs and capital expenditure excluding the year on year impact of acquisitions and on a constant currency basis allows the group’s revenue, operating costs and capital expenditure to be presented on a consistent basis for the purpose of year on year comparisons.
Free cash flow
Free cash flow is one of our key performance indicators by which our financial performance is measured. Free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except net interest paid) and less the acquisition or disposal of group undertakings and less the net sale of short-term investments and excluding pension deficit payments. Free cash flow is primarily a liquidity measure, however we also believe it is an important indicator of our overall operational performance as it reflects the cash we generate from operations after capital expenditure and financing costs, both of which are significant ongoing cash outflows associated with investing in our infrastructure and financing our operations. In addition, free cash flow excludes cash flows that are determined at a corporate level independently of ongoing trading operations such as dividends, share buy backs, acquisitions and disposals and repayment of debt. A reconciliation of free cash flow to net cash inflow from operating activities, the most directly comparable IFRS measure, is included on page 23.

26 British Telecommunications plc Annual Report and Form 20-F 2010	Report of the Directors – Financial review

Net debt
This measure is applied in context of BT Group plc’s financial statements and is referred to in these financial statements.
     Net debt consists of loans and other borrowings (both current and non current), less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this measure, current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to Sterling at swapped rates where hedged.
     This definition of net debt measures balances at the expected value of future undiscounted cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made from the re-measurement of hedged risks under fair value hedges and the use of the effective interest method as required by IAS 39. In addition, the gross balances are adjusted to take account of netting arrangements.
     BT Group plc’s management consider BT Group plc’s consolidated net debt to be an alternative performance measure as it is not defined in IFRS. The most directly comparable IFRS measure is the aggregate of loans and other borrowings (current and non current), current asset investments and cash and cash equivalents. It is considered both useful and necessary to disclose net debt as it is a key measure against which performance against the group’s strategy is measured. It is a measure of BT Group plc’s net indebtedness that provides an indicator of the overall balance sheet strength. It is also a single measure that can be used to assess both the group’s cash position and indebtedness. There are material limitations in the use of alternative performance measures and the use of the term net debt does not necessarily mean that the cash included in the net debt calculation is available to settle the liabilities included in this measure.

Report of the Directors – Financial review	British Telecommunications plc Annual Report and Form 20-F 2010 27

REPORT OF THE DIRECTORS
STATUTORY INFORMATION
The directors submit their report and the audited financial statements of the company, British Telecommunications plc, and the group, which includes its subsidiary undertakings, for the 2010 financial year.
Introduction
The Business review and Financial review on pages 2 to 27 form part of this report. The audited financial statements are presented on pages 33 to 85 and 103.
     During the year no dividends have been paid to the parent company, BT Group Investments Limited (2009: £925m).
Principal activity
The company is the principal trading company of the BT group.
     Our main activities are the provision of fixed lines, broadband, mobile and TV products and services as well as networked IT services.
     In the UK we are the largest communications services provider, serving the consumer, business and public sector markets. Globally, we supply networked IT services to multinational corporations, domestic businesses and government departments. We also provide access to our network and services to more than 1,000 other communications providers in the UK and others worldwide.
Directors
The directors at 31 March 2010 were Ian Livingston, Tony Chanmugam and Glyn Parry who all served throughout the 2010 financial year.
Financial statements
A statement by the directors of their responsibilities for preparing the financial statements is included in the Statement of directors’ responsibilities.
     So far as each of the directors is aware, there is no relevant information that has not been disclosed to the company’s auditors and each of the directors believes that all steps have been taken that ought to have been taken to make them aware of any relevant audit information and to establish that the company’s auditors have been made aware of that information.
Financial instruments
Details of the financial risk management objectives and policies of the group and exposure to interest risk, credit risk, liquidity risk and price risk are given in note 31 on pages 77 to 85.
Auditors
A resolution to reappoint PricewaterhouseCoopers LLP as BT’s auditors and to authorise the directors to agree their remuneration will also be proposed at the AGM.
     PricewaterhouseCoopers have been the company’s auditiors for many years. Having reviewed the independence and effectiveness of the external auditors, the BT Group plc Audit Committee has not considered it necessary to date to require them to tender for the audit. The external auditors are required to rotate the lead partner every 5 years and other partners every 7 years that are responsible for the group and subsidiary audits. The partner currently responsible for BT’s audit is completing his first year.
Internal control and risk management
The Board of BT Group plc, the company’s ultimate parent, is responsible for the group’s systems of internal control and risk management and for reviewing each year the effectiveness of those systems. Such systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives; any system can provide only reasonable and not absolute assurance against material misstatement or loss. The process in place for reviewing BT’s systems of internal control includes procedures designed to identify and evaluate failings and weaknesses, and, in the case of any categorised as significant, procedures exist to ensure that necessary action is taken to remedy the failings.
     BT Group plc has enterprise-wide risk management processes for identifying, evaluating and managing the significant risks faced by the group. These processes have been in place for the whole of the 2010 financial year and have continued up to the date on which this document was approved.
     Risk assessment and evaluation takes place as an integral part of BT Group plc’s annual strategic planning cycle. A detailed risk management process, culminating in a BT Group plc Board review, which identifies the key risks facing the group and each business unit. This information is reviewed by senior management as part of the strategic review. Our current key risks are summarised in
Business review – Principal risks and uncertainties.
     The key features of the enterprise wide risk management process comprise the following procedures:
•	senior executives collectively review the group’s key risks and have created a group risk register describing the risks, owners and mitigation strategies. This is reviewed by the BT Group plc Operating Committee before being reviewed and approved by the BT Group plc Board;

•	the lines of business carry out risk assessments of their operations, create risk registers relating to those operations, and ensure that the key risks are addressed;

•	senior executives with responsibilities for major group operations report quarterly with their opinion on the effectiveness of the operation of internal controls in their area of responsibility;

•	the internal auditors carry out continuing assessments of the quality of risk management and control, report to management and the BT Group plc Audit Committee on the status of specific areas identified for improvement and promote effective risk management in the lines of business operations; and

•	the BT Group plc Audit Committee, on behalf of the BT Group plc Board, considers the effectiveness of the operation of internal control procedures in the group during the financial year. It reviews reports from the internal and external auditors and reports its conclusions to the BT Group plc Board. The BT Group plc Audit Committee has carried out these actions for the 2010 financial year.
US Sarbanes-Oxley Act of 2002
BT has debt securities registered with the US Securities and Exchange Commission (SEC). As a result, we must comply with those provisions of the Sarbanes-Oxley Act applicable to foreign issuers. We comply with the legal and regulatory requirements introduced pursuant to this legislation, in so far as they are applicable.
Disclosure controls and procedures
The principal executive officer and the principal financial officer, after evaluating the effectiveness of BT’s disclosure controls and procedures as of the end of the period covered by this Annual Report & Form 20-F, have concluded that, as of such date, BT’s disclosure controls and procedures were effective to ensure that material information relating to BT was made known to them by others within the group. The principal executive officer and the principal financial officer have also provided the certifications required by the Sarbanes-Oxley Act.
Internal control over financial reporting
BT’s management is responsible for establishing and maintaining

28 British Telecommunications plc Annual Report and Form 20-F 2010	Report of the Directors – Statutory information

adequate internal control over financial reporting for the group including the consolidation process. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. Management conducted an assessment of the effectiveness of internal control over financial reporting based on the framework for internal control evaluation contained in the Turnbull Guidance.
     Based on this assessment, management has concluded that as at 31 March 2010, BT’s internal control over financial reporting was effective.
     There were no changes in BT’s internal control over financial reporting that occurred during the 2010 financial year that have materially affected, or are reasonably likely to have materially affected, BT’s internal control over financial reporting. Any significant deficiency, as defined by the US Public Company Accounting Oversight Board (PCAOB), in internal control over financial reporting is reported to the Audit Committee of the ultimate parent company.
     PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the group for the 2010 financial year, has also audited the effectiveness of the group’s internal control over financial reporting under Auditing Standard No. 5 of the PCAOB. Their report is on page 32.
By order of the Board
Heather Brierley
Secretary
18 May 2010
Registered Office: 81 Newgate Street, London EC1A 7AJ
Registered in England and Wales No. 1800000

Report of the Directors – Statutory information	British Telecommunications plc Annual Report and Form 20-F 2010 29

STATEMENT OF DIRECTORS’ RESPONSIBILITIES
for preparing the financial statements

The directors are responsible for preparing the Annual Report in accordance with applicable law and regulations.
     Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union, and the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). In preparing the consolidated financial statements, the directors have also elected to comply with IFRSs, issued by the International Accounting Standards Board (IASB). Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the group and the company and of the profit or loss of the group for that period. In preparing these financial statements, the directors are required to:
•	select suitable accounting policies and then apply them consistently;

•	make judgements and accounting estimates that are reasonable and prudent;

•	state whether IFRSs as adopted by the European Union and IFRSs issued by IASB and applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the consolidated and parent company financial statements respectively; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.
The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company’s transactions and disclose with reasonable accuracy at any time the financial position of the company and the group and enable them to ensure that the financial statements comply with the Companies Act 2006 and, as regards the consolidated financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.
     Each of the directors, whose names are listed on page 28 confirm that, to the best of their knowledge:
•	the financial statements, which have been prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit of the group and the parent company; and

•	the Report of the directors on pages 2 to 29 includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that it faces.

30 British Telecommunications plc Annual Report and Form 20-F 2010	Statement of directors’ responsibilities

REPORT OF THE INDEPENDENT AUDITORS – CONSOLIDATED FINANCIAL STATEMENTS

United Kingdom opinion
We have audited the consolidated financial statements of British Telecommunications plc for the year ended 31 March 2010 which comprise the Group income statement, the Group statement of comprehensive income, the Group statement of changes in equity, the Group cash flow statement, the Group balance sheet, the Accounting policies and the related notes. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.
Respective responsibilities of directors and auditors
As explained more fully in the Statement of directors’ responsibilities set out on page 30, the directors are responsible for the preparation of the Group financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit the consolidated financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.
     This report, including the opinions, has been prepared for and only for the company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Scope of the audit of the financial statements
An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the group’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements.
Opinion on financial statements
In our opinion the consolidated financial statements:
•	give a true and fair view of the state of the group’s affairs as at 31 March 2010 and of its profit and cash flows for the year then ended;

•	have been properly prepared in accordance with IFRSs as adopted by the European Union; and

•	have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the lAS Regulation.
Separate opinion in relation to IFRSs as issued by the IASB
As explained in the accounting policies to the consolidated financial statements, the group in addition to complying with its legal obligation to apply IFRSs as adopted by the European Union, has also applied IFRSs as issued by the International Accounting Standards Board (IASB).
     In our opinion the consolidated financial statements comply with IFRSs as issued by the IASB.
Opinion on other matters prescribed by the Companies Act 2006
In our opinion the information given in the Report of the directors for the financial year for which the group financial statements are prepared is consistent with the group financial statements.
Matters on which we are required to report by exception
We have nothing to report in respect of the following:
     Under the Companies Act 2006 we are required to report to you if, in our opinion:
•	certain disclosures of directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.
Other matter
We have reported separately on the parent company financial statements of British Telecommunications plc for the year ended 31 March 2010.
Philip Rivett (Senior Statutory Auditor)
for and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
London, United Kingdom
18 May 2010

Report of the independent auditors – Consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2010 31

United States opinion
Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of British Telecommunications plc (the ‘company’)
In our opinion, the accompanying Group income statements, Group statements of comprehensive income, Group statement of changes in equity, Group cash flow statements and Group balance sheets present fairly, in all material respects, the financial position of British Telecommunications plc and its subsidiaries at 31 March 2010 and 2009 and the results of their operations and cash flows for each of the three years in the period ended 31 March 2010, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board. Also, in our opinion the company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2010, based on criteria established in the Turnbull Guidance.
     The company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s evaluation of the effectiveness of internal control over financial reporting as set out in the first three paragraphs of Internal control over financial reporting in the Report of the directors of the Form 20-F.
     Our responsibility is to express opinions on these financial statements and on the company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.
     Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
     As disclosed in note 29 to the consolidated financial statements, the company adopted an amendment to IFRS 2 ‘Share-based payment – Vesting Conditions and Cancellations’ and accordingly changed the manner in which it accounts for vesting conditions and cancellations.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers LLP
London, United Kingdom
18 May 2010

32 British Telecommunications plc Annual Report and Form 20-F 2010	Report of the independent auditors – Consolidated financial statements

CONSOLIDATED FINANCIAL STATEMENTS
ACCOUNTING POLICIES

(i) Basis of preparation and presentation of the financial statements Compliance with applicable law and IFRS
These consolidated financial statements have been prepared in accordance with the Companies Act 2006, Article 4 of the IAS Regulation and International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) and related interpretations, as adopted by the European Union. The consolidated financial statements are also in compliance with IFRS as issued by the International Accounting Standards Board.
Accounting convention
The consolidated financial statements have been prepared under the historical cost convention, modified for the revaluation of certain financial assets and liabilities at fair value.
Presentation of specific items
The group’s income statement and segmental analysis separately identify trading results before significant one-off or unusual items (termed ‘specific items’). This is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee of BT Group plc and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance as specific items are significant one-off or unusual in nature and have little predictive value. Furthermore, the group considers a columnar presentation to be appropriate, as it improves the clarity of the presentation and is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee of BT Group plc. Specific items may not be comparable to similarly titled measures used by other companies. Items which have been considered to be significant one-off or unusual in nature include disposals of businesses and investments, business restructuring programmes, asset impairment charges, property rationalisation programmes and the settlement of multiple tax years in a single settlement. Specific items for the current and prior years are disclosed in note 5.
Critical accounting estimates and key judgements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed on pages 39 and 40 in ‘Critical accounting estimates and key judgements’.
Implementation of new accounting standards
With effect from 1 April 2009, the group adopted the amendment to IFRS 2 ‘Share-based payment – Vesting Conditions and Cancellations’, IFRS 8 ‘Operating Segments’, IAS 1 (Revised), ‘Presentation of Financial Statements’, IAS 23 (Revised) ‘Borrowing costs’, minor amendments to a number of other accounting standards and several new interpretations. The adoption of the amendment to IFRS 2 and IAS 1 (Revised) has resulted in the restatement of comparative information. Further details are provided on page 40.
Composition of the group
The group’s principal operating subsidiaries and associate are detailed on page 103.
(ii) Basis of consolidation
The group financial statements consolidate the financial statements of British Telecommunications plc (‘the company’) and its subsidiaries, and they incorporate its share of the results of joint ventures and associates using the equity method of accounting.
–	A subsidiary is an entity that is controlled by another entity, known as the parent. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

–	A joint venture is an entity that is jointly controlled by two or more entities. Joint control is the contractually agreed sharing of control over an economic activity, and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

–	An associate is an entity over which another entity has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of an entity but is not control or joint control over those policies.
The results of subsidiaries acquired or disposed of during the year are consolidated from and up to the date of change of control. Where necessary, adjustments are made to the financial statements of subsidiaries, associates and joint ventures to bring the accounting policies used in line with those used by the group. All intra-group transactions, balances, income and expenses are eliminated on consolidation.
     Investments in associates and joint ventures are initially recognised at cost. Subsequent to acquisition, the carrying value of the group’s investment in associates and joint ventures includes the group’s share of post acquisition reserves, less any impairment in the value of individual assets. The income statement reflects the group’s share of the results of operations after tax of the associate or joint venture.
(iii) Revenue
Revenue represents the fair value of the consideration received or receivable for communication services and equipment sales, net of discounts and sales taxes. Revenue from the rendering of services and sale of equipment is recognised when it is probable that the economic benefits associated with a transaction will flow to the group and the amount of revenue and associated costs can be measured reliably. Where the group acts as an agent in a transaction, it recognises revenue net of directly attributable costs.
Services
Revenue arising from separable installation and connection services is recognised when it is earned, upon activation. Revenue from the rental of analogue and digital lines and private circuits is recognised evenly over the period to which the charges relate. Revenue from calls is recognised at the time the call is made over the group’s network.
     Subscription fees, consisting primarily of monthly charges for access to broadband and other internet access or voice services, are recognised as revenue as the service is provided. Revenue arising from the interconnection of voice and data traffic between other telecommunications operators is recognised at the time of transit across the group’s network.
Equipment sales
Revenue from the sale of peripheral and other equipment is recognised when all the significant risks and rewards of ownership are transferred to the buyer, which is normally the date the equipment is delivered and accepted by the customer.

Accounting policies	British Telecommunications plc Annual Report and Form 20-F 2010 33

Long-term contractual arrangements
Revenue from long-term contractual arrangements is recognised based on the percentage of completion method. The stage of completion is estimated using an appropriate measure according to the nature of the contract. For long-term services contracts, revenue is recognised on a straight line basis over the term of the contract. However, if the performance pattern is other than straight line, revenue is recognised as services are provided, usually on an output or consumption basis. For fixed price contracts, including contracts to design and build software solutions, revenue is recognised by reference to the stage of completion, as determined by the proportion of costs incurred relative to the estimated total contract costs, or other measures of completion such as the achievement of contract milestones and customer acceptance. In the case of time and materials contracts, revenue is recognised as the service is rendered.
     Costs related to delivering services under long-term contractual arrangements are expensed as incurred. An element of costs incurred in the initial set up, transition or transformation phase of the contract are deferred and recorded within non current assets. These costs are then recognised in the income statement on a straight line basis over the remaining contractual term, unless the pattern of service delivery indicates a different profile is appropriate. These costs are directly attributable to specific contracts, relate to future activity, will generate future economic benefits and are assessed for recoverability on a regular basis.
     The percentage of completion method relies on estimates of total expected contract revenues and costs, as well as reliable measurement of the progress made towards completion. Unless the financial outcome of a contract can be estimated with reasonable certainty, no attributable profit is recognised. In such circumstances, revenue is recognised equal to the costs incurred to date, to the extent that such revenue is expected to be recoverable. Recognised revenue and profits are subject to revisions during the contract if the assumptions regarding the overall contract outcome are changed. The cumulative impact of a revision in estimates is recorded in the period in which such revisions become likely and can be estimated. Where the actual and estimated costs to completion exceed the estimated revenue for a contract, the full contract life loss is recognised immediately.
     Where a contractual arrangement consists of two or more separate elements that have value to a customer on a standalone basis, revenue is recognised for each element as if it were an individual contract. The total contract consideration is allocated between the separate elements on the basis of relative fair value and the appropriate revenue recognition criteria are applied to each element as described above.
(iv) Other operating income
Other operating income is income generated by the group that arises from activities outside of the provision of communication services and equipment sales. Items reported as other operating income include income from repayment works, proceeds from scrap and cable recovery, income generated by our fleet operations, income from government grants, profits and losses on the disposal of business operations and property, plant and equipment and income generated from the exploitation of our intellectual property.
(v) Government grants
Government grants are recognised initially as deferred income at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with the conditions associated with the grant. Grants that compensate the group for expenses incurred are recognised in the income statement within other operating income in the same periods in which the associated expenditure is recognised. Grants that compensate the group for the cost of an asset are recognised in the income statement on a straight line basis over the useful life of the asset.
(vi) Leases
The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys the right to use the asset.
     Leases of property, plant and equipment where the group holds substantially all the risks and rewards of ownership are classified as finance leases.
     Finance lease assets are capitalised at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the leased asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognised as liabilities. Leases are subsequently measured at amortised cost using the effective interest method. If a sale and leaseback transaction results in a finance lease, any excess of sale proceeds over the carrying amount is deferred and recognised in the income statement over the lease term.
     Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the income statement on a straight line basis over the period of the lease. If a sale and leaseback transaction results in an operating lease, any profit or loss is recognised in the income statement immediately, except where a proportion of the profit or loss is deferred or amortised because the sale price was not equal to fair value.
(vii) Foreign currencies
Items included in the financial statements of each of the group’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Sterling, the presentation currency of the group.
     Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction. Where monetary items form part of the net investment in a foreign operation and are designated as hedges of a net investment or as cash flow hedges, such exchange differences are recognised in equity.
     On consolidation, assets and liabilities of foreign undertakings are translated into Sterling at year end exchange rates. The results of foreign undertakings are translated into Sterling at average rates of exchange for the year (unless this average is not a reasonable approximation of the cumulative effects of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions). Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity, the translation reserve.
     In the event of the disposal of an undertaking with assets and liabilities denominated in a foreign currency, the cumulative translation difference associated with the undertaking in the translation reserve is charged or credited to the gain or loss on disposal recognised in the income statement.

34 British Telecommunications plc Annual Report and Form 20-F 2010	Accounting policies

(viii) Business combinations
The purchase method of accounting is used for the acquisition of subsidiaries, in accordance with IFRS 3 ‘Business Combinations’. On transition to IFRS, the group elected not to apply IFRS 3 retrospectively to acquisitions that occurred before 1 April 2004. Goodwill arising on the acquisition of subsidiaries is therefore treated as follows:
–	Goodwill which arose after 1 April 2004: included in the balance sheet at original cost, less any provisions for impairment. This goodwill is not amortised.

–	Goodwill which arose between 1 January 1998 and 1 April 2004: included in the balance sheet at original cost, less accumulated amortisation to the date of transition to IFRS and less any provisions for impairment. This goodwill is not amortised after the date of transition to IFRS.

–	Goodwill which arose before 1 January 1998: written off directly to retained earnings.
On acquisition of a subsidiary, fair values are attributed to the identifiable net tangible and intangible assets acquired. The excess of the cost of the acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the group’s share of the identifiable net assets acquired, the difference is recognised directly in the income statement. On disposal of a subsidiary, the gain or loss on disposal includes the carrying amount of goodwill relating to the subsidiary sold. Goodwill previously written off to retained earnings is not recycled to the income statement on disposal of the related subsidiary.
(ix) Intangible assets
Identifiable intangible assets are recognised when the group controls the asset, it is probable that future economic benefits attributable to the asset will flow to the group and the cost of the asset can be reliably measured. All intangible assets, other than goodwill and indefinite lived assets, are amortised over their useful economic life. The method of amortisation reflects the pattern in which the assets are expected to be consumed. If the pattern cannot be determined reliably, the straight line method is used.
Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the identifiable net assets (including intangible assets) of the acquired subsidiary. Goodwill is reviewed annually for impairment and carried at cost less accumulated impairment losses.
Computer software
Computer software comprises computer software purchased from third parties, and also the cost of internally developed software. Computer software purchased from third parties and internally developed software is initially recorded at cost.
Telecommunication licences
Licence fees paid to governments, which permit telecommunication activities to be operated for defined periods, are initially recorded at cost and amortised from the time the network is available for use to the end of the licence period.
Brands, customer lists and customer relationships
Intangible assets acquired through business combinations are recorded at fair value at the date of acquisition. Assumptions are used in estimating the fair values of acquired intangible assets and include management’s estimates of revenue and profits to be generated by the acquired businesses.
Subscriber acquisition costs
Subscriber acquisition costs are expensed as incurred, unless they meet the criteria for capitalisation, in which case they are capitalised and amortised over the shorter of the expected customer life or contractual period.
Estimated useful economic lives
The estimated useful economic lives assigned to the principal categories of intangible assets are as follows:

Computer software	2 to 5 years
Telecommunication licences	1 to 5 years
Brands, customer lists and customer relationships	3 to 15 years
(x) Research and development
Research expenditure is recognised in the income statement in the period in which it is incurred.
     Development expenditure, including the cost of internally developed software, is recognised in the income statement in the period in which it is incurred unless it is probable that economic benefits will flow to the group from the asset being developed, the cost of the asset can be reliably measured and technical feasibility can be demonstrated. Capitalisation ceases when the asset being developed is ready for use.
     Research and development costs include direct labour, contractors’ charges, materials and directly attributable overheads.
(xi) Property, plant and equipment
Property, plant and equipment is included in the balance sheet at historical cost, less accumulated depreciation and any impairment losses.
On disposal of property, plant and equipment, the difference between the sale proceeds and the net book value at the date of disposal is recorded in the income statement.
Cost
Included within the cost for network infrastructure and equipment are direct labour, contractors’ charges, materials and directly attributable overheads.
Depreciation
Depreciation is provided on property, plant and equipment on a straight line basis from the time the asset is available for use, so as to write off the asset’s cost over the estimated useful life taking into account any expected residual value. Freehold land is not subject to depreciation. The lives assigned to principal categories of assets are as follows:

Land and buildings
Freehold buildings	40 years
Leasehold land and buildings	Unexpired portion of
lease or 40 years,
whichever is the shorter

Network infrastructure and equipment
Transmission equipment:
Duct	40 years
Cable	3 to 25 years
Fibre	5 to 20 years
Exchange equipment	2 to 13 years
Payphones and other network equipment	2 to 20 years
Other
Motor vehicles	2 to 9 years
Computers and office equipment	3 to 6 years
Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and

Accounting policies	British Telecommunications plc Annual Report and Form 20-F 2010 35

useful lives are reassessed annually and, if necessary, changes are recognised prospectively.
(xii) Borrowing costs
In respect of borrowing costs relating to qualifying assets for which the commencement date for capitalisation is on or after 1 April 2009, and which take more than 12 months to complete, the group capitalises borrowing costs during the construction phase as part of the cost of that asset. Previously, the group immediately recognised all borrowing costs as an expense in the income statement. The change in accounting policy was due to the adoption of IAS 23 ‘Borrowing Costs (Revised)’.
(xiii) Asset impairment (non financial assets)
Intangible assets with finite useful lives and property, plant and equipment are tested for impairment if events or changes in circumstances (assessed at each reporting date) indicate that the carrying amount may not be recoverable. When an impairment test is performed, the recoverable amount is assessed by reference to the higher of the net present value of the expected future cash flows (value in use) of the relevant cash generating unit and the fair value less cost to sell.
     Goodwill and intangible assets with indefinite useful lives are reviewed for impairment at least annually.
     Impairment losses are recognised in the income statement. If a cash generating unit is impaired, provision is made to reduce the carrying amount of the related assets to their estimated recoverable amount, normally as a specific item. Impairment losses are allocated firstly against goodwill, and secondly on a pro rata basis against intangible and other assets.
     Where an impairment loss has been recognised against an asset, it may be reversed in future periods where there has been a change in the estimates used to determine the recoverable amount since the last impairment loss was recognised, but only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. This does not apply for goodwill, for which an impairment loss may not be reversed in any circumstances.
(xiv) Inventory
Inventory mainly comprises items of equipment held for sale or rental and consumable items.
     Equipment held and consumable items are stated at the lower of cost and estimated net realisable value, after provisions for obsolescence. Cost is calculated on a first-in-first-out basis.
(xv) Termination benefits
Termination benefits (leaver costs) are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to the affected employees leaving the group.
(xvi) Post retirement benefits
The group operates a funded defined benefit pension plan, which is administered by an independent Trustee, for the majority of its employees.
     The group’s obligation in respect of defined benefit pension plans is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service to date. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted to arrive at the net pension obligation or asset. The discount rate used is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating the terms of the group’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method. The net obligation or asset recognised in the balance sheet is the present value of the defined benefit obligation less the fair value of the plan assets.
     The income statement charge is allocated between an operating charge and net finance expense or income. The operating charge reflects the service cost which is spread systematically over the working lives of the employees. The net finance charge reflects the unwinding of the discount applied to the liabilities of the plan, offset by the expected return on the assets of the plan, based on conditions prevailing at the start of the year.
     Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the statement of comprehensive income.
     Actuarial valuations of the main defined benefit plan are carried out by an independent actuary as determined by the Trustee at intervals of not more than three years, to determine the rates of contribution payable. The pension cost is determined on the advice of the group’s actuary, having regard to the results of these Trustee valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.
     The group also operates defined contribution pension schemes and the income statement is charged with the contributions payable.
(xvii) Share-based payment
The ultimate parent of BT plc, BT Group plc, has a number of equity settled share-based payment arrangements, under which the group receives services from employees as consideration for equity instruments (share options and shares) of the group. Equity settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant, but including any market-based performance criteria and the impact of non-vesting conditions (for example the requirement for employees to save). The fair value determined at the grant date is recognised on a straight-line basis over the vesting period, based on the group’s estimate of the options or shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.
     Fair value is measured using either the Binomial pricing model or the Monte Carlo model, whichever is most appropriate to the award.
     The group adopted IFRS 2 ‘Share-based payment – Vesting Conditions and Cancellations’, with effect from 1 April 2009. The amendment clarifies that only service and performance conditions are vesting conditions. Any other conditions are non-vesting conditions which have to be taken into account to determine the fair value of equity instruments granted. In the case that an award or option does not vest as a result of a failure to meet a non-vesting condition that is within the control of either counterparty, this is accounted for as a cancellation. Cancellations must be treated as accelerated vesting and all remaining future charges are immediately recognised. As the requirement to save under an employee share save arrangement is a non-vesting condition, employee cancellations must be treated as an accelerated vesting.
(xviii) Taxation
Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company’s subsidiaries, associates and joint ventures operate and generate taxable income. The group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and the group establishes provisions where appropriate on the basis of the amounts expected to be paid to tax authorities.
     Deferred tax is recognised, using the liability method, in respect of temporary differences between the carrying amount of the group’s

36 British Telecommunications plc Annual Report and Form 20-F 2010	Accounting policies

assets and liabilities and their tax base, except to the extent that the deferred tax asset or liability arises from the initial recognition of goodwill or from the initial recognition of an asset or liability in a transaction which is not a business combination and affects neither accounting profit nor taxable profit.
     Deferred tax liabilities are, where permitted, offset against deferred tax assets within the same taxable entity or qualifying local tax group. Any remaining deferred tax asset is recognised only when, on the basis of all available evidence, it can be regarded as probable that there will be suitable taxable profits, within the same jurisdiction, in the foreseeable future against which the deductible temporary difference can be utilised.
     Deferred tax is determined using tax rates that are expected to apply in the periods in which the asset is realised or liability settled, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.
     Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.
     Current and deferred tax are recognised in the income statement, except when the tax relates to items charged or credited directly in equity, in which case the tax is also recognised in equity.
(xix) Advertising and marketing
The costs associated with the group’s advertising and marketing activities are recognised within other operating costs as incurred.
(xx) Dividends
Final dividends are recognised as a liability in the year in which they are declared and approved by the company’s shareholders in the annual general meeting. Interim dividends are recognised when they are paid.
(xxi) Provisions
Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Financial liabilities within provisions are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method. Onerous lease provisions have been measured at the lower of the cost to fulfil the contract or the cost to exit it.
(xxii) Financial instruments
Recognition and derecognition of financial assets and financial liabilities
Financial assets and financial liabilities are recognised when the group becomes party to the contractual provisions of the instrument. Financial assets are derecognised when the group no longer has rights to cash flows, the risks and rewards of ownership or control of the asset. Financial liabilities are derecognised when the obligation under the liability is discharged, cancelled or expires. In particular, for all regular way purchases and sales of financial assets, the group recognises the financial assets on the settlement date, which is the date on which the asset is delivered to or by the group.
Financial assets
Financial assets at fair value through income statement
A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term (held for trading) or if so designated by management. Financial assets held in this category are initially recognised and subsequently measured at fair value, with changes in value recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction. The direct transaction costs are recognised immediately in the income statement.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those for which the group may not recover substantially all of its initial investment, other than because of credit deterioration, which are classified as available-for-sale.
     Loans and receivables are initially recognised at fair value plus transaction costs and subsequently carried at amortised cost using the effective interest method, with changes in carrying value recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction.
Available-for-sale financial assets
Non-derivative financial assets classified as available-for-sale are either specifically designated in this category or not classified in any of the other categories. Available-for-sale financial assets are initially recognised at fair value plus direct transaction costs and then re-measured at subsequent reporting dates to fair value, with unrealised gains and losses (except for changes in exchange rates for monetary items, interest, dividends and impairment losses, which are recognised in the income statement) recognised in equity until the financial asset is derecognised, at which time the cumulative gain or loss previously recognised in equity is taken to the income statement, in the line that most appropriately reflects the nature of the item or transaction.
Trade and other receivables
Financial assets within trade and other receivables are initially recognised at fair value, which is usually the original invoiced amount, and are subsequently carried at amortised cost using the effective interest method less provisions made for doubtful receivables.
     Provisions are made specifically where there is evidence of a risk of non payment, taking into account ageing, previous losses experienced and general economic conditions.
Cash and cash equivalents
Cash and cash equivalents comprise cash in hand and current balances with banks and similar institutions, which are readily convertible to cash and which are subject to insignificant risk of changes in value and have an original maturity of three months or less.
     For the purpose of the consolidated cash flow statement, cash and cash equivalents are as defined above net of outstanding bank overdrafts. Bank overdrafts are included within loans and other borrowings, in current liabilities on the balance sheet.
Impairment of financial assets
The group assesses at each balance sheet date whether a financial asset or group of financial assets are impaired.
     Where there is objective evidence that an impairment loss has arisen on assets carried at amortised cost, the carrying amount is reduced with the loss being recognised in the income statement. The impairment loss is measured as the difference between that asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The impairment loss is only reversed if it can be related objectively to an event after the impairment was recognised and is reversed to the extent that the carrying value of the asset does not exceed its amortised cost at the date of reversal.

Accounting policies	British Telecommunications plc Annual Report and Form 20-F 2010 37

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its fair value is transferred from equity to the income statement. Reversals of impairment losses on debt instruments are taken through the income statement if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement. Reversals in respect of equity instruments classified as available-for-sale are recognised directly in equity.
     If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be objectively measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.
Financial liabilities
Trade and other payables
Financial liabilities within trade and other payables are initially recognised at fair value, which is usually the original invoiced amount, and subsequently carried at amortised cost using the effective interest method.
Loans and other borrowings
Loans and other borrowings are initially recognised at fair value plus directly attributable transaction costs. Where loans and other borrowings contain a separable embedded derivative, the fair value of the embedded derivative is the difference between the fair value of the hybrid instrument and the fair value of the loan or borrowing. The fair value of the embedded derivative and the loan or borrowing is recorded separately on initial recognition. Loans and other borrowings are subsequently measured at amortised cost using the effective interest method and, if included in a fair value hedge relationship, are revalued to reflect the fair value movements on the hedged risk associated with the loans and other borrowings. The resultant amortisation of fair value movements, on de-designation of the hedge, are recognised in the income statement.
Financial guarantees
Financial guarantees are recognised initially at fair value plus transaction costs and subsequently measured at the higher of the amount determined in accordance with the accounting policy relating to provisions and the amount initially determined less, when appropriate, cumulative amortisation.
Derivative financial instruments
The group uses derivative financial instruments mainly to reduce exposure to foreign exchange risks and interest rate movements. The group does not hold or issue derivative financial instruments for financial trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.
     Derivative financial instruments are classified as held for trading and are initially recognised and subsequently measured at fair value. The gain or loss on re-measurement to fair value is recognised immediately in the income statement in net finance expense. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge. Derivative financial instruments are classified as current assets or current liabilities where they are not designated in a hedging relationship or have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months and are designated in a hedge relationship, they are classified within either non current assets or non current liabilities.
Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risk and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value. Changes in the fair value of embedded derivatives are recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction.
Hedge accounting
To qualify for hedge accounting, hedge documentation must be prepared at inception and the hedge must be expected to be highly effective both prospectively and retrospectively. The hedge is tested for effectiveness at inception and in subsequent periods in which the hedge remains in operation.
Cash flow hedge
When a financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity.
     For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the same line in the income statement in the same period or periods during which the hedged transaction affects the income statement.
     For highly probable transactions, when the transaction subsequently results in the recognition of a non financial asset or non financial liability the associated cumulative gain or loss is removed from equity and included in the initial cost or carrying amount of the non financial asset or liability.
     If a hedge of a highly probable transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement.
     Any ineffectiveness arising on a cash flow hedge of a recognised asset or liability is recognised immediately in the same income statement line as the hedged item. Where ineffectiveness arises on highly probable transactions, it is recognised in the line which most appropriately reflects the nature of the item or transaction.
Fair value hedge
When a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability, or unrecognised firm commitment, the change in fair value of the derivatives that are designated as fair value hedges are recorded in the same line in the income statement, together with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk.
Hedge of net investment in a foreign operation
Exchange differences arising from the retranslation of currency instruments designated as hedges of net investments in a foreign operation are taken to shareholders’ equity on consolidation to the extent that the hedges are deemed effective.
     Any ineffectiveness arising on a hedge of a net investment in a foreign operation is recognised in net finance expense.
Discontinuance of hedge accounting
Discontinuance of hedge accounting may occur when a hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer qualifies for hedge accounting or the group revokes designation of the hedge relationship but the hedged financial asset or liability remains or a highly probable transaction is still expected to occur. Under a cash flow hedge, the cumulative gain or loss at that

38 British Telecommunications plc Annual Report and Form 20-F 2010	Accounting policies

point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place or the underlying hedged financial asset or liability no longer exists, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement. Under a hedge of a net investment, the cumulative gain or loss remains in equity when the hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer qualifies for hedge accounting or the group revokes designation of the hedge relationship. The cumulative gain or loss is recognised in the income statement as part of the profit on disposal when the net investment in the foreign operation is disposed. Under a fair value hedge, the cumulative gain or loss adjustment associated with the hedged risk is amortised to the income statement using the effective interest method over the remaining term of the hedged item.
Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds received.
Critical accounting estimates and key judgements
The preparation of financial statements in conformity with IFRSs requires the use of accounting estimates and assumptions. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. We continually evaluate our estimates, assumptions and judgements based on available information and experience. As the use of estimates is inherent in financial reporting, actual results could differ from these estimates. The areas involving a higher degree of judgement or complexity are described below.
Long-term customer contracts
Long-term customer contracts can extend over a number of financial years. During the contractual period recognition of costs and profits may be impacted by estimates of the ultimate profitability of each contract. If, at any time, these estimates indicate that any contract will be unprofitable, the entire estimated loss for the contract is recognised immediately. If these estimates indicate that any contract will be less profitable than previously forecast, contract assets may have to be written down to the extent they are no longer considered to be fully recoverable. The group performs ongoing profitability reviews of its contracts in order to determine whether the latest estimates are appropriate. Key factors reviewed include:
•	Transaction volumes or other inputs affecting future revenues which can vary depending on customer requirements, plans and market position and other factors such as general economic conditions;

•	Our ability to achieve key contract milestones connected with the transition, development, transformation and deployment phases for customer contracts;

•	The status of commercial relations with customers and the implication for future revenue and cost projections; and

•	Our estimates of future staff and third party costs and the degree to which cost savings and efficiencies are deliverable.
The carrying value of assets comprising the costs of the initial set up, transition or transformation phase of long-term networked IT services contracts are disclosed in note 15.
Interconnect income and payments to other telecommunications operators
In certain instances, BT relies on other operators to measure the traffic flows interconnecting with our networks. Estimates are used in these cases to determine the amount of income receivable from, or payments we need to make to, these other operators. The prices at which these services are charged are often regulated and may be subject to retrospective adjustment by regulators, and estimates are used in assessing the likely effect of these adjustments.
Pension obligations
BT has a commitment, mainly through the BT Pension Scheme, to pay pension benefits to approximately 333,000 people over approximately 60 years. The cost of these benefits and the present value of our pension liabilities depend on such factors as the life expectancy of the members, the salary progression of our current employees, the return that the pension fund assets will generate in the time before they are used to fund the pension payments and the rate at which the future pension payments are discounted. We use estimates for all of these factors in determining the pension costs and liabilities incorporated in our financial statements. The assumptions reflect historical experience and our judgement regarding future expectations.
     The value of the net pension obligation at 31 March 2010 and the key financial assumptions used to measure the obligation are disclosed in note 27.
Useful lives for property, plant and equipment and software
The plant and equipment in BT’s networks is long lived with cables and switching equipment operating for over 10 years and underground ducts being used for decades. BT also develops software for use in IT systems and platforms that supports the products and services provided to our customers and that is also used within the group. The annual depreciation and amortisation charge is sensitive to the estimated service lives allocated to each type of asset. Asset lives are assessed annually and changed when necessary to reflect current thinking on their remaining lives in light of technological change, network investment plans (including the group’s fibre roll out programme), prospective economic utilisation and physical condition of the assets concerned. Changes to the service lives of assets implemented from 1 April 2009 had no significant impact in aggregate on the results for the year ended 31 March 2010.
     The carrying values of software, property, plant and equipment are disclosed in notes 10 and 11, respectively. The useful lives applied to the principal categories of assets are disclosed on page 35.
Income tax
The actual tax we pay on our profits is determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid on our past profits which we recognise in our financial statements. We believe the estimates, assumptions and judgements are reasonable but this can involve complex issues which may take a number of years to resolve. The final determination of prior year tax liabilities could be different from the estimates reflected in the financial statements and may result in the recognition of an additional tax expense or tax credit in the income statement.
     The value of the group’s income tax liability is disclosed on the balance sheet on page 46.
Deferred tax
Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognised with consideration given to the timing and level of future taxable income.
     The carrying value of the group’s deferred tax assets and liabilities are disclosed in notes 27 and 20, respectively.

Accounting policies	British Telecommunications plc Annual Report and Form 20-F 2010 39

Goodwill
The recoverable amount of cash generating units has been determined based on value in use calculations. These calculations require the use of estimates, including management’s expectations of future revenue growth, operating costs and profit margins for each cash generating unit.
     The carrying value of goodwill and the key assumptions used in performing the annual impairment assessment are disclosed in note 10.
Determination of fair values
Certain financial instruments such as investments, derivative financial instruments and certain elements of loans and borrowings, are carried on the balance sheet at fair value, with changes in fair value reflected in the income statement. Fair values are estimated by reference in part to published price quotations and in part by using valuation techniques.
     The fair values of financial instruments are disclosed in note 31.
Providing for doubtful debts
BT provides services to consumer and business customers, mainly on credit terms. We know that certain debts due to us will not be paid through the default of a small number of our customers. Estimates, based on our historical experience, are used in determining the level of debts that we believe will not be collected. These estimates include such factors as the current state of the economy and particular industry issues.
     The value of the provision for doubtful debts is disclosed in note 15.
Provisions
As disclosed in note 19, the group’s provisions principally relate to obligations arising from property rationalisation programmes, restructuring programmes, claims and litigation and regulatory risks.
     Under our property rationalisation programmes we have identified a number of surplus properties. Although efforts are being made to sub-let this space, this is not always possible given the current regulatory environment. Estimates have been made of the cost of vacant possession and of any shortfall arising from any sub-lease income being lower than the lease costs. Any such shortfall is recognised as a provision.
     In respect of claims, litigation and regulatory risks, the group provides for anticipated costs where an outflow of resources is considered probable and a reasonable estimate can be made of the likely outcome. The ultimate liability may vary from the amounts provided and will be dependent upon the eventual outcome of any settlement.
Accounting standards, interpretations and amendments to published standards adopted in the year ended 31 March 2010
The following new, revised and amended standards and interpretations have been adopted in 2010 and have affected the amounts reported in these financial statements or have resulted in a change in presentation or disclosure.
Amendment to IFRS 2 ‘Share-based payment – Vesting Conditions and Cancellations’
The adoption of the amendment to IFRS 2 ‘Share-based payment – Vesting Conditions and Cancellations’ has resulted in a change in the group’s accounting policy for share-based payments. The amendment clarifies that only service and performance conditions are vesting conditions. Any other conditions are non-vesting conditions which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as a result of a failure to meet a non-vesting condition that is within the control of either the group or the counterparty, this must be treated as a cancellation. Cancellations are treated as accelerated vestings and all remaining future charges are immediately recognised in the income statement with the credit recognised directly in equity. Prior to the adoption of the amendment to IFRS 2, the monthly savings requirement under the group’s all employee sharesave plans was classified as a vesting condition and any cancellations made by employees prior to the normal vesting date resulted in the reversal of all charges recognised to date.
     The amendment to IFRS 2 requires retrospective adoption and hence prior period comparatives have been restated resulting in an increase of £110m in the share-based payment charge for 2009 (2008: £nil). There was no impact on net assets and cash flow. There was no material impact on the share-based payment charge in 2010, following the adoption of the amendment.
IAS 1 (Revised) ‘Presentation of Financial Statements’
IAS 1 (Revised) introduced some changes in the format and content of the financial statements. In addition, the revised standard requires the presentation of a third balance sheet as at 1 April 2008 because the group has applied two new accounting policies retrospectively.
     The adoption of the amendment to IAS 1 (Revised) arising from the Annual Improvements to IFRSs 2007 has also resulted in a change in accounting policy applied to the classification of derivatives which have not been allocated to a specific hedge relationship. Where such derivatives have a maturity of and are expected to be held for more than twelve months after the reporting period, they are now presented as non current assets or liabilities. Prior period balance sheets have been reclassified to be on a consistent basis. The impact of these changes on the balance sheet line items is an increase in non current assets as at 31 March 2009 of £86m (31 March 2008: £6m) and a reduction in current assets as at 31 March 2009 of £86m (31 March 2008: £6m), and a reduction in current liabilities as at 31 March 2009 of £284m (31 March 2008: £209m) and an increase in non current liabilities of £284m (31 March 2008: £209m).
IAS 23 (Revised) ‘Borrowing costs’
In respect of borrowing costs relating to qualifying assets for which the commencement date for capitalisation is on or after 1 April 2009, the group capitalises borrowing costs during the construction phase as part of the cost of that asset. Previously, the group immediately recognised all borrowing costs as an expense in the income statement. The change in accounting policy was due to the adoption of IAS 23 (Revised) ‘Borrowing Costs’. In 2010, the group capitalised borrowing costs of £3m with respect to property, plant and equipment under construction (note 11) and software development costs (note 10).
Amendment to IFRS 7 ‘Financial Instruments: Disclosures’
The amendment to IFRS 7 expands the disclosures required in respect of fair value financial instruments measurements and liquidity risk. The group has elected not to provide comparative information for these expanded disclosures in 2010, as set out in note 31, in accordance with the transitional relief offered in the amendment.
IFRS 8 ‘Operating Segments’
IFRS 8 is a new disclosure standard which has not changed the group’s reportable segments but has introduced certain new disclosures as set out in note 1.
     As part of the Annual Improvements to IFRSs 2009 the IASB modified the requirement to disclose total assets for each reportable segment. This disclosure is now required only if a measure of total assets by segment is reported to the ‘chief operating decision maker’ (CODM). For BT, such a measure is not included in the information regularly provided to the CODM. The amendment to IFRS 8 is effective for accounting periods commencing on or after 1 January

40 British Telecommunications plc Annual Report and Form 20-F 2010	Accounting policies

2010. The amendment was endorsed by the EU on 23 March 2010 and the group has chosen to adopt it early for 2010.
The following new and revised standards and interpretations have also been adopted in these financial statements. Their adoption has not had any significant impact on the amounts reported.
•	IFRIC 12 ‘Service concession arrangements’;

•	IFRIC 13 ‘Customer loyalty programmes’;

•	IFRIC 16 ‘Hedges of a net investment in a foreign operation; and

•	IFRIC 18 ‘Transfer of assets from customers’.
Accounting standards, interpretations and amendments to published standards not yet effective
Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the group’s accounting periods beginning on or after 1 April 2010 or later periods, which the group has not adopted early, with the exception of the amendment to IFRS 8 as described above. Those which are considered to be relevant to the group’s operations, but which are not currently expected to have a significant impact on the group’s financial statements, are as follows:
IFRS 3 (Revised) ‘Business Combinations’ (effective 1 April 2010)
IFRS 3 (Revised) revises certain aspects of accounting for business combinations. Revisions include the requirement to expense all transaction costs and the requirement for all payments to acquire a business to be recorded at fair value at the acquisition date, with future contingent consideration subsequently re-measured at fair value through the income statement. IFRS 3 (Revised) is applied prospectively to business combinations entered into on or after the effective date.
IAS 27 (Revised) ‘Consolidated and Separate Financial Statements’ (effective 1 April 2010)
IAS 27 (Revised), which is applied prospectively, requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no overall change in control. Such transactions will no longer result in goodwill or gains or losses being recorded. IAS 27 (Revised) also specifies that when control is lost, any remaining interest should be re-measured to fair value and a gain or loss recorded through the income statement.
IFRIC 17 ‘Distributions of Non-cash Assets to Owners’ (effective 1 April 2010)
IFRIC 17 provides guidance on how an entity should measure distributions other than cash when it pays dividends to its owners. The interpretation requires the dividend payable to be measured at the fair value of the assets to be distributed, and any difference between the fair value and the book value of the assets is recorded in the income statement.
Amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement: Eligible Hedged items’ (effective 1 April 2010)
This clarifies two aspects of hedge accounting relating to hedging with options and the identification of inflation as a hedged risk.
Amendment to IAS 32 ‘Financial Instruments: Presentation-Classification of Rights Issues’ (effective 1 April 2010)
This requires an issue to all existing shareholders of rights to acquire additional shares to be recognised in equity, regardless of the currency in which the exercise price is denominated.
Annual Improvements to IFRSs 2009 (effective 1 April 2010)
These improvements relate to a number of standards including changes in presentation, recognition and measurement, terminology and editorial changes. It incorporates minor amendments to a number of standards in areas including operating segments, leases, intangible assets and financial instruments.
IAS 24 (Revised) ‘Related Party Disclosures’ (effective 1 April 2011)
The revised standard clarifies the definition of a related party and provides some exemptions for government-related entities.
Amendment to IFRIC 14 ‘Prepayments of a Minimum Funding Requirement’ (effective 1 April 2011)
This amendment permits a voluntary prepayment of a minimum funding requirement to be recognised as an asset.
IFRIC 19 ‘Extinguishing Financial Liabilities with Equity Instruments’ (effective 1 April 2011)
This interpretation, which is applied retrospectively, clarifies the accounting when an entity renegotiates the terms of its debt with the result that the liability is settled in part or in full by the debtor issuing its own equity instrument to the creditor.
IFRS 9 ‘Financial Instruments’ (effective 1 April 2013)
IFRS 9 is the first phase of the IASB’s three phase project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. It is applicable to financial assets and requires classification and measurement in either the amortised cost or the fair value category. IFRS 9 is applied prospectively with transitional arrangements depending on the date of application.

Accounting policies	British Telecommunications plc Annual Report and Form 20-F 2010 41

GROUP INCOME STATEMENT
For the year ended 31 March 2010

		Before specific	Specific
		items	items [a]	Total
Year ended 31 March 2010	Notes	£m	£m	£m

Revenue	1	20,911	(52)	20,859
Other operating income	2	378	2	380
Operating costs	3	(18,674)	(427)	(19,101)

Operating profit	1	2,615	(477)	2,138

Finance expense	6	(3,114)	–	(3,114)
Finance income	6	2,226	11	2,237

Net finance expense		(888)	11	(877)
Share of post tax profit of associates and joint ventures	13	25	29	54
Loss on disposal of associate	5	–	(12)	(12)

Profit before taxation		1,752	(449)	1,303
Taxation	8	(402)	342	(60)

Profit for the year		1,350	(107)	1,243

Attributable to:
Equity shareholders of the parent		1,349	(107)	1,242
Minority interests	21	1	–	1

[a]	For a definition of specific items, see page 33. An analysis of specific items is provided in note 5.

		Before specific	Specific
		items	items [a]	Total [b]
Year ended 31 March 2009	Notes	£m	£m	£m

Revenue	1	21,313	–	21,313
Other operating income	2	350	(13)	337
Operating costs	3	(20,956)	(395)	(21,351)

Operating profit	1	707	(408)	299

Finance expense	6	(3,315)	–	(3,315)
Finance income	6	3,657	–	3,657

Net finance income		342	–	342
Share of post tax profit of associates and joint ventures	13	39	36	75

Profit before taxation		1,088	(372)	716
Taxation	8	(262)	43	(219)

Profit for the year		826	(329)	497

Attributable to:
Equity shareholders of the parent		824	(329)	495
Minority interests	21	2	–	2

[a]	For a definition of specific items, see page 33. An analysis of specific items is provided in note 5.
[b]	Restated. See page 40.

		Before specific	Specific
		items	items [a]	Total [b]
Year ended 31 March 2008	Notes	£m	£m	£m

Revenue	1	20,704	–	20,704
Other operating income	2	359	(10)	349
Operating costs	3	(18,160)	(529)	(18,689)

Operating profit	1	2,903	(539)	2,364

Finance expense	6	(2,977)	–	(2,977)
Finance income	6	3,697	–	3,697

Net finance income		720	–	720
Share of post tax loss of associates and joint ventures		(11)	–	(11)
Profit on disposal of associate	5	–	9	9

Profit before taxation		3,612	(530)	3,082
Taxation	8	(921)	343	(578)

Profit for the year		2,691	(187)	2,504

Attributable to:
Equity shareholders of the parent		2,690	(187)	2,503
Minority interests		1	–	1

[a]	For a definition of specific items, see page 33. An analysis of specific items is provided in note 5.
[b]	Restated. See page 40.

42 British Telecommunications plc Annual Report and Form 20-F 2010	Group income statement

GROUP STATEMENT OF COMPREHENSIVE INCOME
Year ended 31 March

		2010	2009 [a]	2008 [a]
	Notes	£m	£m	£m

Profit for the year		1,243	497	2,504

Other comprehensive (loss) income
Actuarial (losses) gains relating to retirement benefit obligations	27	(4,324)	(7,037)	2,621
Exchange differences on translation of foreign operations	23	(112)	609	197
Fair value movements on available-for-sale assets:
– fair value gains (losses)	23	11	(7)	(8)
– reclassified and reported in net profit	23	–	3	(6)
Fair value movements on cash flow hedges:
– fair value (losses) gains	23	(1,067)	2,719	446
– reclassified and reported in net profit (loss)	23	496	(2,144)	(294)
– reclassified and reported in non current assets	23	(4)	(5)	11
Tax on components of other comprehensive income	8	1,325	1,882	(832)

Other comprehensive (loss) income for the year, net of tax		(3,675)	(3,980)	2,135

Total comprehensive (loss) income for the year		(2,432)	(3,483)	4,639

Attributable to:
Equity shareholders of the parent		(2,433)	(3,494)	4,635
Minority interests		1	11	4

		(2,432)	(3,483)	4,639

a Restated. See page 40.

Group statement of comprehensive income	British Telecommunications plc Annual Report and Form 20-F 2010 43

GROUP STATEMENT OF CHANGES IN EQUITY

	Shareholders’ equity
	Share		Share		Other		Retained		Minority	Total
	capital	[a]	premium	[a]	reserves	[b]	earnings	Total	interests [c]	Equity
	£m		£m		£m		£m	£m	£m	£m

At 1 April 2007	2,172		8,000		758		11,400	22,330	34	22,364
Change in accounting policy for adoption of the amendment to IFRS 2 (see page 40)	–		–		–		–	–	–	–
Total comprehensive income[d]	–		–		314		4,321	4,635	4	4,639
Dividends to shareholders	–		–		–		(4,545)	(4,545)	–	(4,545)
Share-based payments	–		–		–		55	55	–	55
Tax on share-based payments	–		–		–		(45)	(45)	–	(45)
Other movements in minority interests	–		–		–		–	–	(16)	(16)

At 1 April 2008	2,172		8,000		1,072		11,186	22,430	22	22,452
Total comprehensive income (loss)[d]	–		–		1,002		(4,496)	(3,494)	11	(3,483)
Dividends to shareholders	–		–		–		(925)	(925)	–	(925)
Share-based payments	–		–		–		143	143	–	143
Tax on share-based payments	–		–		–		(12)	(12)	–	(12)
Other movements in minority interests	–		–		–		–	–	(6)	(6)

At 1 April 2009	2,172		8,000		2,074		5,896	18,142	27	18,169
Total comprehensive (loss) income[d]	–		–		(562)		(1,871)	(2,433)	1	(2,432)
Share-based payments	–		–		–		81	81	–	81
Tax on share-based payments	–		–		–		19	19	–	19
Other movements in minority interests	–		–		–		–	–	(4)	(4)

At 31 March 2010	2,172		8,000		1,512		4,125	15,809	24	15,833

[a]	For details of share capital and share premium, see note 22.
[b]	For further analysis of Other reserves, see note 23.
[c]	For further analysis of minority interests, see note 21.
[d]	The Group statement of comprehensive income is on page 43.

44 British Telecommunications plc Annual Report and Form 20-F 2010	Group statement of changes in equity

GROUP CASH FLOW STATEMENT
Year ended 31 March

		2010	2009 [a]	2008 [a]
	Note	£m	£m	£m

Cash flow from operating activities
Profit before taxation[b]		1,303	716	3,082
Depreciation and amortisation		3,039	2,890	2,889
Loss on sale of associates and non current asset investments		10	13	1
Net finance expense (income)		877	(342)	(720)
Other non cash charges		70	596	60
Share of (profits) losses of associates and joint ventures		(54)	(75)	11
Decrease in inventories		14	11	23
Decrease (increase) in trade and other receivables		510	1,069	(498)
(Decrease) increase in trade and other payables		(700)	(379)	451
(Decrease) increase in provisions and other liabilities[d]		(591)	439	(104)

Cash generated from operations[b]		4,478	4,938	5,195
Income taxes paid		(76)	(232)	(222)
Income tax repayment for prior years		425	4	521

Net cash inflow from operating activities		4,827	4,710	5,494

Cash flow from investing activities
Interest received		207	605	670
Dividends received from associates and joint ventures		3	6	2
Proceeds on disposal of property, plant and equipment		29	44	62
Proceeds on disposal of businesses		2	–	–
Proceeds on disposal of associates and joint ventures		–	–	13
Proceeds on disposal of non current financial assets		–	–	1
(Outflow) inflow on non current amounts owed by parent company[e]		(191)	339	392
Proceeds on disposal of current financial assets[c]		8,739	6,316	4,779
Acquisition of subsidiaries, net of cash acquired		(70)	(285)	(353)
Purchases of property, plant and equipment and computer software		(2,509)	(3,082)	(3,315)
Purchases of non current financial assets		–	–	(2)
Purchases of current financial assets[c]		(8,985)	(6,030)	(4,938)

Net cash outflow from investing activities		(2,775)	(2,087)	(2,689)

Cash flows from financing activities
Equity dividends paid		–	(925)	(4,545)
Dividends paid to minority interests		–	(1)	–
Interest paid		(956)	(956)	(842)
Repayments of borrowings		(307)	(863)	(913)
Repayment of finance lease liabilities		(24)	(16)	(284)
New bank loans raised		522	795	3,939
Intra-group funding[f]		(261)	(1,372)	913
Net (repayment) proceeds of issued commercial paper		(697)	606	(681)
Proceeds from finance leases		9	–	–

Net cash used in financing activities		(1,714)	(2,732)	(2,413)

Effect of exchange rate changes in cash and cash equivalents		(7)	54	25

Net increase (decrease) in cash and cash equivalents		331	(55)	417
Cash and cash equivalents at the start of the year		1,102	1,157	740

Cash and cash equivalents at the end of the year	9	1,433	1,102	1,157

[a]	Restated. See page 40.
[b]	The reconciliation from the profit before taxation of £716m for 2009 to the cash generated from operations of £4,938m for 2009 includes BT Global Services contract and financial review charges of £1,639m, which were non cash charges.
[c]	Primarily consists of investment in and redemption of amounts held in liquidity funds.
[d]	Includes pension deficit payment of £525m (2009: £nil, 2008 £320m).
[e]	In addition, there are non cash movements in these intra-group loan arrangements which principally relate to funding and investment transactions between British Telecommunications plc and its subsidiaries where one of the parties to the transaction has an intra-group loan arrangement with the parent company. For further details see note 24.
[f]	In addition, there are non cash movements in this intra-group loan arrangement which principally relate to settlement of amounts the ultimate parent company was owed by the parent company which were settled through their loan accounts with British Telecommunications plc. For further details see note 24.

Group cash flow statement	British Telecommunications plc Annual Report and Form 20-F 2010 45

GROUP BALANCE SHEET
At 31 March

		2010	2009	[a]	2008	[a]
	Notes	£m	£m		£m

Non current assets
Intangible assets	10	3,680	3,796		3,318
Property, plant and equipment	11	14,856	15,405		15,307
Derivative financial instruments	17	1,076	2,542		316
Investments	12	18,022	18,288		18,010
Retirement benefit asset	27	–	–		2,887
Associates and joint ventures	13	195	132		85
Trade and other receivables	15	336	322		854
Deferred tax assets	20	2,196	1,103		–

		40,361	41,588		40,777

Current assets
Inventories	14	107	121		122
Trade and other receivables	15	3,710	4,195		4,677
Derivative financial instruments	17	624	158		71
Investments	12	1,111	567		1,086
Cash and cash equivalents	9	1,441	1,287		1,418

		6,993	6,328		7,374

Current liabilities
Loans and other borrowings	16	3,296	1,564		2,824
Derivative financial instruments	17	166	56		58
Trade and other payables	18	6,693	7,270		7,722
Current tax liabilities		320	250		589
Provisions	19	134	254		81

		10,609	9,394		11,274

Total assets less current liabilities		36,745	38,522		36,877

Non current liabilities
Loans and other borrowings	16	9,548	12,704		9,818
Derivative financial instruments	17	533	711		1,014
Retirement benefit obligations	27	7,864	3,973		108
Other payables	18	804	794		707
Deferred tax liabilities	20	1,456	1,705		2,513
Provisions	19	707	466		265

		20,912	20,353		14,425

Equity
Ordinary shares	22	2,172	2,172		2,172
Share premium	22	8,000	8,000		8,000
Other reserves	23	1,512	2,074		1,072
Retained earnings		4,125	5,896		11,186

Total parent shareholders’ equity		15,809	18,142		22,430
Minority interests	21	24	27		22

Total equity[b]		15,833	18,169		22,452

		36,745	38,522		36,877

[a]	Restated. See page 40.
[b]	The Group statement of changes in equity is on page 44.
The consolidated financial statements on pages 33 to 85 and 103 were approved by the Board of Directors on 18 May 2010 and were signed on its behalf by
Tony Chanmugam
Director

46 British Telecommunications plc Annual Report and Form 20-F 2010	Group balance sheet

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 31 March 2010

1. Segment information
The group has implemented IFRS 8 ‘Operating segments’ with effect from 1 April 2009. IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the group which are regularly reviewed by the ‘chief operating decision maker’ in order to allocate resources to the segments and to assess their performance. As a result of the adoption of IFRS 8, the group’s reportable segments have not changed. The group’s operating segments are reported based on financial information provided to the BT Group plc Operating Committee, which is the key management committee and represents the ‘chief operating decision maker’. The BT Group plc Operating Committee is chaired by the BT Group plc Group Chief Executive and the other members are the BT Group plc Group Finance Director and the Chief Executives of BT Retail, BT Wholesale, BT Global Services, BT Innovate & Design and BT Operate. The Chief Executive of Openreach also normally attends all meetings.
     The group’s organisational structure reflects the different customer groups to which it provides communications products and services via its four customer-facing lines of business, supported by two internal functional units. The four customer-facing lines of business are the group’s reportable segments and generate substantially all the group’s revenue. Their operations are summarised as follows:
     BT Global Services serves multinational corporations, domestic businesses, government departments and other communication providers across the world, providing networked IT services.
     BT Retail serves consumer customers and small and medium enterprises (SMEs) in the UK, providing a range of innovative communications products and services. BT Retail also includes BT Ireland, which operates across the major corporate, SME, consumer and wholesale markets throughout the Republic of Ireland and Northern Ireland, and BT Enterprises, which comprises a number of individual businesses including BT Conferencing, BT Directories, BT Expedite, BT Redcare and BT Payphones.
     BT Wholesale provides services to UK communications providers through a diverse portfolio ranging from nationally available broadband, voice and data connectivity services and interconnect to bespoke, fully managed network outsourcing and value-added solutions.
     Openreach is responsible for the crucial ‘first mile’ connecting communications providers’ customers to their local telephone exchange, giving them equal, open and economic access to the UK network. Openreach products are sold on an equivalent basis to BT lines of business and other communications providers at the same arm’s length prices, with the BT lines of business being treated no differently than any other customer with regard to terms and conditions or access to systems and data.
     BT Innovate & Design and BT Operate are internal service units which support the four customer-facing lines of business. BT Innovate & Design is responsible for the design and build of the platforms, systems and processes which support the provision of the group’s products and services, and BT Operate is responsible for their operation. BT Innovate & Design and BT Operate operate on a full cost recovery basis. The costs incurred by BT Innovate & Design and BT Operate are allocated to the customer-facing lines of business in line with the services they provide. The depreciation and amortisation incurred by BT Operate in relation to the networks and systems they manage and operate on behalf of the customer-facing lines of business are allocated to the lines of business based on their respective utilisation. Capital expenditure incurred by BT Innovate & Design for specific projects undertaken on behalf of the customer-facing lines of business is allocated based on the value of the directly attributable expenditure incurred. Where projects are not directly attributable to a particular line of business, capital expenditure is allocated based on the proportion of estimated future economic benefits. Capital expenditure incurred by BT Operate is allocated to the customer-facing lines of business in line with the proportion of operating cost recoveries. BT Innovate & Design and BT Operate and the group’s centralised functions are not reportable segments as they do not meet the quantitative thresholds as set out in IFRS 8 for any of the years presented.
     Intra-group revenue generated from the sale of regulated products and services is based on market price. Intra-group revenue from the sale of other products and services is agreed between the relevant lines of business and thus line of business profitability can be impacted by transfer pricing levels.
     In addition to the four customer-facing lines of business, the remaining operations of the group are aggregated and included within the ‘Other’ category to reconcile to the consolidated results of the group. The ‘Other’ category includes costs associated with the group’s centralised functions including procurement and supply chain, fleet and property management. Provisions for the settlement of significant legal, commercial and regulatory disputes, which are negotiated at a group level, are initially recorded in the ‘Other’ segment. On resolution of the dispute, the full impact is recognised in the relevant lines of business results, offset in the group results by the utilisation of the provision previously charged to the ‘Other’ segment. Settlements which are particularly significant or cover more than one financial year may fall within the definition of specific items as detailed on page 33.
     Information regarding the results of each reportable segment is provided below. Performance is measured based on EBITDA before specific items and contract and financial review charges recognised in BT Global Services in 2009 (defined as ‘adjusted EBITDA’), as included in the internal financial reports reviewed by the BT Group plc Operating Committee. EBITDA is defined as the operating profit or loss before depreciation, amortisation, net finance expense and taxation. Adjusted EBITDA is considered to be a useful measure of the operating performance of the lines of business because it reflects the underlying cash by eliminating depreciation and amortisation and also provides a meaningful analysis of trading performance by excluding specific items which are significant, one-off or unusual in nature and have little predictive value. Specific items are detailed in note 5 and are not allocated to the reportable segments as this reflects how they are reported to the Operating Committee of BT Group plc. Finance expense and income is not allocated to the reportable segments as this activity is managed by the treasury function which manages the overall net debt position of the group.
Restatements
Comparatives have been restated for the adoption of the amendment to IFRS 2, which has been dealt with in the ‘Other’ category and detailed on page 40. Comparatives have also been restated for the impact of customer account moves between BT Global Services and BT Retail and other internal trading model changes effective from 1 April 2009 and has had no impact on the total results of the group.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2010 47

1. Segment information continued
Segment revenue and profit

	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2010	£m	£m	£m	£m	£m	£m

Total segment revenue	8,513	8,297	4,450	5,164	40	26,464
Internal revenue	–	(373)	(1,227)	(3,953)	–	(5,553)

Revenue from external customers	8,513	7,924	3,223	1,211	40	20,911

Adjusted EBITDA[b]	457	1,850	1,279	1,960	108	5,654
Depreciation and amortisation	(815)	(459)	(680)	(856)	(229)	(3,039)

Adjusted operating (loss) profit[b]	(358)	1,391	599	1,104	(121)	2,615
Specific items (note 5)	–	–	–	–	(477)	(477)

Operating (loss) profit	(358)	1,391	599	1,104	(598)	2,138

Share of post tax profits of associates and joint ventures						54
Loss on disposal of associate						(12)
Net finance expense						(877)

Profit before tax						1,303

	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2009[a]	£m	£m	£m	£m	£m	£m

Total segment revenue	8,551	8,663	4,658	5,231	40	27,143
Internal revenue	–	(343)	(1,228)	(4,218)	–	(5,789)

Adjusted revenue from external customers[b]	8,551	8,320	3,430	1,013	40	21,354
Contract and financial review charges	(41)	–	–	–	–	(41)

Revenue from external customers	8,510	8,320	3,430	1,013	40	21,313

Adjusted EBITDA[b]	257	1,664	1,277	1,996	42	5,236
Depreciation and amortisation	(776)	(426)	(686)	(778)	(224)	(2,890)

Adjusted operating (loss) profit[b]	(519)	1,238	591	1,218	(182)	2,346
Specific items (note 5)	–	–	–	–	(408)	(408)
Contract and financial review charges	(1,639)	–	–	–	–	(1,639)

Operating (loss) profit	(2,158)	1,238	591	1,218	(590)	299

Share of post tax profits of associates and joint ventures						75
Net finance income						342

Profit before tax						716

[a]	Restated. See pages 40 and 47.

	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2008[a]	£m	£m	£m	£m	£m	£m

Total segment revenue	7,664	8,682	4,959	5,266	28	26,599
Internal revenue	–	(265)	(1,252)	(4,378)	–	(5,895)

Revenue from external customers	7,664	8,417	3,707	888	28	20,704

Adjusted EBITDA[b]	808	1,529	1,406	1,911	138	5,792
Depreciation and amortisation	(744)	(445)	(893)	(689)	(118)	(2,889)

Adjusted operating profit[b]	64	1,084	513	1,222	20	2,903
Specific items (note 5)	–	–	–	–	(539)	(539)

Operating profit (loss)	64	1,084	513	1,222	(519)	2,364

Share of post tax losses of associates and joint ventures						(11)
Profit on disposal of associate						9
Net finance income						720

Profit before tax						3,082

[a]	Restated. See pages 40 and 47.
[b]	Adjusted revenue, adjusted EBITDA and adjusted operating profit (loss) are stated before specific items and BT Global Services contract and financial review charges in 2009 and are non-GAAP measures provided in addition to the disclosure requirements defined under IFRS. The rationale for using non-GAAP measures is explained on pages 26 and 27.

48 British Telecommunications plc Annual Report and Form 20-F 2010	Notes to the consolidated financial statements

1. Segment information continued
Capital expenditure

	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2010	£m	£m	£m	£m	£m	£m

Property, plant and equipment	395	333	230	816	130	1,904
Intangible assets	204	84	95	91	155	629

Capital expenditure	599	417	325	907	285	2,533

	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2009	£m	£m	£m	£m	£m	£m

Property, plant and equipment	576	386	310	823	154	2,249
Intangible assets	310	85	125	128	191	839

Capital expenditure	886	471	435	951	345	3,088

Revenue by products and services

	2010	2009	2008
Year ended 31 March	£m	£m	£m

Managed solutions	6,581	6,313	5,293
Broadband and convergence	2,678	2,617	2,549
Calls and lines	6,293	6,862	7,405
Transit, conveyance, interconnect services, WLR, global carrier and other wholesale products	2,957	3,244	3,327
Other products and services	2,402	2,318	2,130

Total adjusted revenue	20,911	21,354	20,704

Specific items	(52)	–	–
Contract and financial review charges	–	(41)	–

Total revenue	20,859	21,313	20,704

Geographic information
The UK is the group’s country of domicile and generates the majority of its revenue from external customers in the UK. The geographic analysis of revenue is on the basis of the country of origin in which the customer is invoiced.
Revenue from external customers

	2010	2009	2008
Year ended 31 March	£m	£m	£m

UK	16,064	16,736	17,186
Europe, Middle East and Africa, excluding the UK	3,250	3,170	2,510
Americas	1,235	1,119	847
Asia Pacific	310	288	161

Total revenue	20,859	21,313	20,704

Non current assets

	2010	2009
At 31 March	£m	£m

UK	15,591	16,118
Europe, Middle East and Africa, excluding the UK	2,761	3,046
Americas	653	421
Asia Pacific	62	70

Total	19,067	19,655

Non current assets other than derivative financial instruments and investments and deferred tax assets are based on the location of the assets.
2. Other operating income

	2010	2009	2008
Year ended 31 March	£m	£m	£m

Profits on disposal of property, plant and equipment	75	52	50
Income from repayment works	74	72	74
Other operating income	229	226	235

Other operating income before specific items	378	350	359
Specific items (note 5)	2	(13)	(10)

Other operating income	380	337	349

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2010 49

3. Operating costs

		2010	2009	[a]	2008	[a]
Year ended 31 March	Note	£m	£m		£m

Costs by nature
Staff costs:
Wages and salaries		4,173	4,455		4,234
Social security costs		447	422		417
Pension costs	27	304	543		626
Share-based payment expense	29	71	141		73

Total staff costs		4,995	5,561		5,350
Own work capitalised		(575)	(673)		(724)

Net staff costs		4,420	4,888		4,626
Depreciation of property, plant and equipment:
Owned assets	11	2,260	2,200		2,324
Held under finance leases	11	44	49		86
Amortisation of intangible assets	10	735	641		479
Payments to telecommunications operators		4,083	4,266		4,237
Other operating costs[b]		7,132	8,912		6,408

Total operating costs before specific items		18,674	20,956		18,160
Specific items	5	427	395		529

Total operating costs		19,101	21,351		18,689

Operating costs before specific items include the following:
Contract and financial review charges[e]		–	1,598		–
Leaver costs[c]		142	202		127
Research and development expenditure[d]		1,177	1,021		857
Rental costs relating to operating leases		451	426		423
Foreign currency (gain) losses		(2)	30		4

[a]	Restated for the adoption of the amendment to IFRS 2. See page 40.
[b]	Other operating costs also include a net charge of £1m (2009: £8m credit, 2008: £nil) relating to fair value movements on derivatives recycled from the cash flow reserve.
[c]	Leaver costs exclude manager leaver costs associated with the restructuring of BT Global Services during 2010 and 2009 and manager leaver costs associated with the group’s transformation and reorganisation activities during 2009 and 2008. These costs have been recorded as a specific item. Other leaver costs are included within wages and salaries and social security costs.
[d]	Research and development expenditure includes amortisation of £733m (2009: £431m, 2008: £325m) in respect of internally developed computer software.
[e]	In 2009, the group recognised contract and financial review charges of £1,639m, of which £1,598m was recognised within other operating costs and £41m was recognised as a reduction to revenue. The total charge of £1,639m was allocated against the following assets and liabilities: intangible assets £241m; non current trade and other receivables £913m; prepayments £52m; accrued income £41m; provisions £256m; £136m was allocated against a number of other balance sheet categories and the individual amounts were insignificant.
4. Employees

	2010		2009		2008
	Year end	Average	Year end	Average	Year end	Average
	000	000	000	000	000	000

Number of employees in the group[a]:
UK	79.8	82.9	86.5	89.5	91.3	93.0
Non UK	18.0	18.8	20.5	21.1	20.0	15.3

Total employees	97.8	101.7	107.0	110.6	111.3	108.3

	2010		2009		[b]	2008		[b]
	Year end	Average	Year end	Average		Year end	Average
	000	000	000	000		000	000

Number of employees in the group[a]:
BT Global Services	24.3	26.1	28.2	28.4		29.1	26.6
BT Retail	19.4	20.2	21.2	21.9		21.9	21.5
BT Wholesale	2.4	2.4	2.4	2.5		2.8	3.1
Openreach	30.8	31.4	32.3	33.1		33.6	33.8
Other	20.9	21.6	22.9	24.7		23.9	23.3

Total employees	97.8	101.7	107.0	110.6		111.3	108.3

[a]	The numbers disclosed include both full and part-time employees.
[b]	Restated for the impact of customer account moves and other internal trading model change. See page 47.

50 British Telecommunications plc Annual Report and Form 20-F 2010	Notes to the consolidated financial statements

5. Specific items
The group separately identifies and discloses significant one off or unusual items (termed ‘specific items’). This is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee of BT Group plc and it assists in providing a meaningful analysis of the trading results of the group. A definition of specific items is provided on page 33.

	2010	2009	2008
Year ended 31 March	£m	£m	£m

Revenue
Regulatory settlement[a]	52	–	–

Other operating income
(Profit) loss on disposal of a business[b]	(2)	13	10

Operating costs
BT Global services restructuring charges:
– Networks, products and procurement channels rationalisation[c]	142	183	–
– People and property[c]	132	51	–
– Intangible asset impairments and other charges[c]	27	46	–

	301	280	–
Property rationalisation costs[d]	121	–	–
Costs associated with settlement of open tax years[e]	5	–	–
Restructuring costs – group transformation and reorganisation activities[f]	–	65	402
21CN asset impairment and related charges[g]	–	50	–
Creation of Openreach and delivery of the Undertakings[h]	–	–	53
Write off of circuit inventory and other working capital balances[i]	–	–	74

	427	395	529

Finance income
Interest on settlement of open tax years[e]	(11)	–	–

Share of results of associates and joint ventures
Impact of renegotiated supply contracts on associate[j]	(29)	–	–
Reassessment of carrying value of associate[k]	–	(36)	–
Loss (profit) on disposal of associates and joint ventures[l]	12	–	(9)

	(17)	(36)	(9)

Net specific items charge before tax	449	372	530
Tax credit in respect of settlement of open tax years[e]	(230)	–	(40)
Tax credit on re-measurement of deferred tax[m]	–	–	(154)
Tax credit on specific items above	(112)	(43)	(149)

Net specific items charge after tax	107	329	187

[a]	In 2010 a charge of £52m was recognised reflecting an Ofcom determination in relation to 2 Mb/s partial private circuits.

[b]	In 2010 a profit of £2m arose on disposal of a business. In 2009 and 2008 respectively, a £13m and £10m loss on disposal arose from exiting businesses.

[c]	In 2010 and 2009 respectively, the group recognised BT Global Services restructuring charges of £301m and £280m. The main components of the charges are set out below:
–	Networks, products and procurement channels rationalisation charges of £142m (2009: £183m and 2008: £nil). In 2010 this included a payment of £127m made to Tech Mahindra for the renegotiation of certain supply contracts as part of the rationalisation of procurement channels.

–	People and property charges of £132m (2009: £51m and 2008: £nil) principally comprising leaver costs and property exit costs.

–	Intangible asset impairments and other charges of £27m (2009: £46m and 2008: £nil) reflecting the costs associated with rationalising the services that are offered to customers and the brands under which customers are served.

[d]	In 2010 £121m (2009 and 2008: £nil) of property rationalisation charges were recognised in relation to the rationalisation of the group’s UK property portfolio. The charge recognised relates to properties which have been vacated and as a result of which, the associated leases have become onerous. This programme is expected to continue over the next two years. Including the charge recognised in 2010, the total cost of the rationalisation programme is expected to be around £300m.

[e]	In 2010 the group agreed substantially all outstanding tax matters with HMRC relating to the 2006, 2007 and 2008 tax years. Specific items include a tax credit of £230m, associated interest of £11m and costs of £5m in connection with reaching the agreement. In 2008 the group agreed an outstanding tax matter relating to a business disposed of in 2001, the impact of which was a tax credit of £40m.

[f]	In 2009 and 2008 respectively, the group incurred costs of £65m and £402m in respect of the group’s transformation and reorganisation activities. The costs mainly comprised leaver costs, property exit and transformation programme costs.

[g]	In 2009 a £50m charge was recognised comprising £31m of asset impairments and £19m of associated costs, following the group’s review of its 21CN programme and associated voice strategy in the light of the move to a customer-led roll out strategy and focus on next generation voice service developments of fibre-based products.

[h]	In 2008 a charge of £53m was recognised in relation to further estimated costs to create Openreach and deliver the Undertakings agreed with Ofcom.

[i]	In 2008 a charge of £74m was recognised as a result of the completion of a review of circuit inventory and other working capital balances.

[j]	In 2010 the group recognised a specific item credit of £29m in connection with the £127m payment to its associate Tech Mahindra, as described above.

[k]	In 2009 a credit of £36m was recognised in respect of a reassessment of the value of the group’s share of the net assets of an associate.

[l]	In 2010 a £12m loss on disposal of an indirect interest in Tech Mahindra was recognised. In 2008, a £9m profit on the sale of an associate was recognised.

[m]	In 2008 a tax credit of £154m was recognised for the re-measurement of deferred tax balances as a result of the change in the UK statutory corporation tax rate from 30% to 28% effective in 2009.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2010 51

6. Finance expense and finance income

	2010	2009	2008
Year ended 31 March	£m	£m	£m

Finance expense
Interest on listed bonds, debentures and notes[a,b]	806	777	629
Interest on finance leases[a]	18	25	31
Interest on immediate and ultimate parent company borrowings[a]	1	40	63
Interest on other borrowings[a]	58	130	157
Unwinding of discount on provisions[a]	4	3	3
Fair value loss on derivatives not in a designated hedge relationship[e]	19	29	41
Net loss on disposal of available-for-sale financial assets[f]	–	3	25
Interest on pension scheme liabilities	2,211	2,308	2,028

Finance expense[c,d]	3,117	3,315	2,977
Less: amounts included in the cost of qualifying assets[g]	(3)	–	–

Total finance expense	3,114	3,315	2,977

[a]	Calculated using the effective interest rate method unless otherwise stated below.

[b]	Includes a net charge of £44m (2009: £25m, 2008: £77m) relating to fair value movements on derivatives recycled from the cash flow reserve.

[c]	Includes a net credit of £29m (2009: net charge of £39m, 2008: net credit of £6m) relating to fair value movements arising on hedged items and a net charge of £29m (2009: net credit of £39m, 2008: net charge of £6m) relating to fair value movements arising on derivatives designated as fair value hedges.

[d]	Includes a net credit of £451m (2009: net charge of £2,161m, 2008: net charge of £373m) relating to foreign exchange movements on loans and borrowings and a net charge of £451m (2009: net credit of £2,161m, 2008: net credit of £373m) relating to fair value movements on derivatives recycled from the cash flow reserve. The items generating this foreign exchange are in designated hedge relationships.

[e]	Includes a loss of £nil (2009: £nil, 2008: £2m) recycled from the cash flow reserve arising on de-designation of derivatives from a hedge relationship and includes a charge of £9m arising from the negotiation of swap break dates on certain derivatives.

[f]	Includes a charge of £nil (2009: charge £3m, 2008: credit £6m) recycled from the available-for-sale reserve.

[g]	The weighted average capitalisation rate on general borrowings was 7.9% in 2010.

	2010	2009	2008
Year ended 31 March	£m	£m	£m

Finance income
Other interest and similar income
Interest on available-for-sale investments	5	14	25
Interest on loans and receivables	7	17	40
Interest income on loans to parent company	282	1,005	1,184
Other interest and similar income[a]	11	–	–
Expected return on pension scheme assets	1,932	2,621	2,448

Total finance income	2,237	3,657	3,697

[a]	2010 includes £11m relating to interest on settlement of tax matters disclosed as a specific item (see note 5).

	2010	2009	2008
Year ended 31 March	£m	£m	£m

Net finance expense (income) before specific items and pensions	609	(29)	(300)
Net interest expense (income) on pensions	279	(313)	(420)

Net finance expense (income) before specific items	888	(342)	(720)

Specific items	(11)	–	–

Net finance expense (income)	877	(342)	(720)

7. Dividends

	2010	2009	2008
Year ended 31 March	£m	£m	£m

Dividends paid in the year
First interim dividend	–	200	300
Second interim dividend	–	725	2,000
Third interim dividend	–	–	425
Fourth interim dividend	–	–	1,820

	–	925	4,545

52 British Telecommunications plc Annual Report and Form 20-F 2010	Notes to the consolidated financial statements

8. Taxation

	2010	2009	2008
Year ended 31 March	£m	£m	£m

Analysis of taxation expense (credit) for the year
United Kingdom
Corporation tax at 28% (2009: 28%, 2008: 30%)	243	272	554
Adjustments in respect of prior periods	(204)	(50)	18
Non UK taxation
Current	31	48	42
Adjustments in respect of prior periods	–	(10)	(88)

Total current tax expense	70	260	526

Deferred tax
Origination and reversal of temporary differences	53	(77)	78
Adjustments in respect of prior periods	(63)	36	(26)

Total deferred tax (credit) expense	(10)	(41)	52

Total taxation expense	60	219	578

Factors affecting taxation expense
The taxation expense on the profit for the year differs from the amount computed by applying the corporation tax rate to the profit before taxation as a result of the following factors:

	2010		2009 [a]		2008 [a]
Year ended 31 March	£m	%	£m	%	£m	%

Profit before taxation	1,303		716		3,082

Notional taxation expense at UK rate of 28% (2009: 28%, 2008: 30%)	364	28.0	201	28.0	925	30.0
Effects of:
Non deductible depreciation and amortisation	18	1.4	27	3.8	23	0.7
Non deductible (taxable) non UK losses (profits)	26	2.0	(24)	(3.3)	(7)	(0.2)
Overseas losses utilised	(35)	(2.7)	–	–	–	–
Higher (lower) taxes on non UK profits	1	0.1	(9)	(1.3)	7	0.2
Higher taxes on gain on disposal of non current investments and group undertakings	–	–	4	0.6	–	–
Other deferred tax assets not recognised	17	1.3	5	0.7	(13)	(0.4)
Associates and joint ventures	(11)	(0.8)	(21)	(2.9)	(2)	(0.1)
Adjustments in respect of prior periods	(37)	(2.9)	(24)	(3.4)	(56)	(1.8)
Tax credit on settlement of open tax years	(230)	(17.7)	–	–	(40)	(1.3)
Re-measurement of deferred tax balances at 28%	–	–	–	–	(154)	(5.0)
Adoption of the amendment to IFRS 2	–	–	30	4.2	–	–
Other	(53)	(4.1)	30	4.2	(105)	(3.3)

Total taxation expense and effective tax rate	60	4.6	219	30.6	578	18.8

Specific items	342		43		343

Total taxation expense before specific items and effective tax rate on profit before specific items	402	22.9	262	24.1	921	25.5

[a]	Restated see page 40.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2010 53

8. Taxation continued
Tax components of other comprehensive income
The tax credit (expense) relating to components of other comprehensive income is as follows:

	2010			2009			2008
		Tax			Tax			Tax
	Before	credit	After	Before	credit	After	Before	credit	After
	tax	(expense)	tax	tax	(expense)	tax	tax	(expense)	tax
Year ended 31 March	£m	£m	£m	£m	£m	£m	£m	£m	£m

Actuarial (losses) gains relating to retirement benefit obligations	(4,324)	1,211	(3,113)	(7,037)	1,959	(5,078)	2,621	(804)	1,817
Exchange differences on translation of foreign operations	(112)	(45)	(157)	609	87	696	197	1	198
Fair value movements on available-for-sale assets	11	–	11	(4)	–	(4)	(14)	–	(14)
Fair value movements on cash flow hedges
– fair value gains (losses)	(1,067)	297	(770)	2,719	(766)	1,953	446	(108)	338
– reclassified and reported in net (loss)profit	496	(139)	357	(2,144)	600	(1,544)	(294)	82	(212)
– reclassified and reported in non current assets	(4)	1	(3)	(5)	2	(3)	11	(3)	8

	(5,000)	1,325	(3,675)	(5,862)	1,882	(3,980)	2,967	(832)	2,135

Current tax (expense) credit		(6)			–			(2)
Deferred tax credit (expense)		1,331			1,882			(830)

		1,325			1,882			(832)

Tax on items recognised directly in equity

	2010	2009	2008
Year ended 31 March	£m	£m	£m

Current tax credit relating to share-based payments	–	–	17
Deferred tax credit (expense) relating to share-based payments	19	(12)	(62)

Total taxation credit (expense) on items recognised directly in equity	19	(12)	(45)

9. Cash and cash equivalents

	2010	2009
At 31 March	£m	£m

Cash at bank and in hand	186	549

Cash equivalents
Available-for-sale
Listed	–	7

Loans and receivables
UK deposits	1,211	711
European deposits	7	5
US deposits	37	15

Total cash equivalents	1,255	738

Total cash and cash equivalents	1,441	1,287
Bank overdrafts	(8)	(185)

Cash and cash equivalents per the cash flow statement	1,433	1,102

The group has cross undertaking guarantee facilities across certain bank accounts which allow a legally enforceable right of set off of the relevant cash and overdraft balances on bank accounts included within each scheme. Included within overdrafts at 31 March 2010 were balances of £nil (2009: £160m) which had a legally enforceable right of set off against cash balances of £nil (2009: £83m). The group’s cash at bank included restricted cash of £54m (2009: £52m), of which £29m (2009: £27m) were held in countries in which prior approval is required to transfer funds abroad. Such liquid funds are at the group’s disposition within a reasonable period of time if it complies with these requirements. The remaining balance of £25m (2009: £25m) were held in escrow accounts.

54 British Telecommunications plc Annual Report and Form 20-F 2010	Notes to the consolidated financial statements

9. Cash and cash equivalents continued
The credit rating of counterparties with which cash equivalents were held is detailed in the table below.

	2010	2009
At 31 March	£m	£m

Moody’s/S&P credit rating[a]
Aaa/AAA	100	90
Aa2/AA	609	124
Aa3/AA–	202	271
A1/A+	341	251
A2/A	3	2

	1,255	738

[a]	Cash equivalent balances with counterparties have been classified at the lower of their Moody’s and S&P rating.
Cash and cash equivalents are primarily fixed rate financial assets held for periods ranging from one day to three months.
10. Intangible assets

		Tele- communication	Brands, customer	Internally
		licences	relationships	developed	Computer
	Goodwill	and other	and technology	software	software	Total
	£m	£m	£m	£m	£m	£m

Cost
At 1 April 2008	1,065	266	234	1,896	1,281	4,742
Additions	–	–	–	712	127	839
Acquisitions through business combinations	162	–	60	–	–	222
Disposals and adjustments	1	(3)	20	(225)	(12)	(219)
Impairments[a]	–	–	(26)	(48)	(261)	(335)
Exchange differences	269	44	88	13	69	483

At 1 April 2009	1,497	307	376	2,348	1,204	5,732
Additions	–	–	–	585	44	629
Acquisitions through business combinations[c]	1	–	–	–	–	1
Interest on qualifying assets[b]	–	–	–	2	–	2
Disposals and adjustments	(2)	(6)	(3)	(362)	9	(364)
Exchange differences	(56)	(11)	(16)	(5)	(16)	(104)

At 31 March 2010	1,440	290	357	2,568	1,241	5,896

Amortisation
At 1 April 2008		121	67	520	716	1,424
Charge for the year		14	62	433	132	641
Disposals and adjustments		(1)	–	(225)	(9)	(235)
Exchange differences		22	24	11	49	106

At 1 April 2009		156	153	739	888	1,936
Charge for the year		15	54	559	107	735
Disposals and adjustments		(4)	(1)	(366)	(53)	(424)
Exchange differences		(5)	(9)	(5)	(12)	(31)

At 31 March 2010		162	197	927	930	2,216

Carrying amount
At 31 March 2010	1,440	128	160	1,641	311	3,680

At 31 March 2009	1,497	151	223	1,609	316	3,796

[a]	Impairment charges of £335m were recognised in 2009, comprising BT Global Services restructuring charges of £81m, BT Global Services contract and financial review charges of £241m (see note 3) and £13m in relation to the review of the 21CN programme and associated voice strategy. All impairment losses were recognised in the income statement. The recoverable amount of the impaired assets was equal to their value in use.

[b]	Additions to internally generated software in 2010 include interest capitalised at a weighted average borrowing rate of 7.9%.

[c]	Additional earnout payment in respect of investment in BT Leasing Limited.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2010 55

10. Intangible assets continued
Goodwill impairment review
The group performs an annual goodwill impairment review, based on its cash generating units (CGUs). The CGUs that have associated goodwill are BT Global Services and the following business units within BT Retail: BT Consumer, BT Business, BT Ireland and BT Enterprises. These are the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other groups of assets, and to which goodwill is allocated. Goodwill is allocated to the group’s CGUs as follows:

	BT Global	BT Retail
	Services	BT Consumer	BT Business	BT Ireland	BT Enterprises	Total
	£m	£m	£m	£m	£m	£m

At 1 April 2008	913	47	34	16	55	1,065
Acquisitions through business combinations	74	10	10	–	68	162
Disposals, adjustments and reclassifications	1	–	–	–	–	1
Exchange differences	252	–	–	–	17	269

At 1 April 2009	1,240	57	44	16	140	1,497
Acquisitions through business combinations	1	–	–	–	–	1
Disposals, adjustments and reclassifications	(9)	8	17	5	(23)	(2)
Exchange differences	(52)	–	–	–	(4)	(56)

At 31 March 2010	1,180	65	61	21	113	1,440

The key assumptions used in performing value in use calculations in 2010 are as follows:

		BT Retail
	BT Global Services	BT Consumer	BT Business	BT Ireland	BT Enterprises

Discount rate	10.8%	10.8%	10.8%	10.8%	10.8%
Perpetuity growth rate	2.5%	2.0%	2.0%	2.0%	2.0%

The key assumptions used in performing value in use calculations in 2009 were as follows:

		BT Retail
	BT Global Services	BT Consumer	BT Business	BT Ireland	BT Enterprises

Discount rate	11.1%	11.1%	11.1%	11.1%	11.1%
Perpetuity growth rate	2.5%	2.0%	2.0%	2.0%	2.0%

Recoverable amount
The value in use of each CGU is determined using cash flow projections derived from financial plans approved by the Board covering a three year period and a further two years approved by the line of business and group senior management team. They reflect management’s expectations of revenue, EBITDA margins, capital expenditure, working capital and operating cash flows, based on past experience and future expectations of business performance. Cash flows are also adjusted downwards to reflect the different risk attributes of each CGU. Cash flows beyond the five year period have been extrapolated using perpetuity growth rates.
Discount rate
The pre-tax discount rates applied to the cash flow forecasts are derived from the group’s post-tax weighted average cost of capital. The assumptions used in the calculation of the group’s weighted average cost of capital are benchmarked to externally available data.
Growth rates
The perpetuity growth rates are determined based on the long-term historical growth rates of the regions in which the CGU operates, and they reflect an assessment of the long-term growth prospects of the sector in which the CGU operates. The growth rates have been benchmarked against external data for the relevant markets. None of the growth rates applied exceed the long-term historical average growth rates for those markets or sectors.
Sensitivities
For the BT Retail CGUs, significant headroom exists in each CGU and, based on the sensitivity analysis performed, no reasonably possible changes in the assumptions would cause the carrying amount of the CGUs to exceed their recoverable amount.
     For BT Global Services, the value in use exceeds the carrying value of the CGU by approximately £725m. The following changes in assumptions would cause the recoverable amount to fall below the carrying value
•	a reduction in the perpetuity growth rate from the 2.5% assumption applied to a revised assumption of 0.5% or less

•	an increase in the discount rate from the 10.8% assumption applied to a revised assumption of 12.2% or more

•	a reduction in the projected operating cash flows across five years by 15% or more.

56 British Telecommunications plc Annual Report and Form 20-F 2010	Notes to the consolidated financial statements

11. Property, plant and equipment

		Network		Assets in
	Land and	infrastructure		course of
	buildings [a,b]	and equipment [b]	Other [c]	construction	Total
	£m	£m	£m	£m	£m

Cost
At 1 April 2008	1,209	39,117	2,194	1,240	43,760
Additions	8	238	187	1,813	2,246
Acquisition through business combinations	–	–	2	–	2
Transfers	16	2,045	19	(2,080)	–
Disposals and adjustments	3	(373)	(169)	(71)	(610)
Impairments[d]	–	(121)	(8)	(18)	(147)
Exchange differences	58	652	149	26	885

At 1 April 2009	1,294	41,558	2,374	910	46,136

Additions	22	254	144	1,441	1,861
Interest on qualifying assets[e]	–	–	–	1	1
Transfers	5	1,520	1	(1,526)	–
Disposals and adjustments	71	(1,121)	(346)	(14)	(1,410)
Exchange differences	(13)	(131)	(22)	(5)	(171)

At 31 March 2010	1,379	42,080	2,151	807	46,417

Accumulated depreciation
At 1 April 2008	500	26,404	1,574	–	28,478
Charge for the year	56	1,928	265	–	2,249
Disposals and adjustments	4	(395)	(209)	–	(600)
Exchange differences	30	476	126	–	632

At 1 April 2009	590	28,413	1,756	–	30,759

Charge for the year	70	2,015	219	–	2,304
Disposals and adjustments	72	(1,124)	(255)	–	(1,307)
Exchange differences	(7)	(103)	(14)	–	(124)

At 31 March 2010	725	29,201	1,706	–	31,632

Carrying amount
At 31 March 2010	654	12,879	445	807	14,785
Engineering stores	–	–	–	71	71

Total at 31 March 2010	654	12,879	445	878	14,856

At 31 March 2009	704	13,145	618	910	15,377
Engineering stores	–	–	–	28	28

Total at 31 March 2009	704	13,145	618	938	15,405

	2010	2009
	£m	£m

[a] The carrying amount of land and buildings, including leasehold improvements, comprised:
Freehold	431	451
Long leases (over 50 years unexpired)	33	30
Short leases	190	223

Total land and buildings	654	704

[b]	The carrying amount of the group’s property, plant and equipment includes an amount of £183m (2009: £216m) in respect of assets held under finance leases, comprising land and buildings of £74m (2009: £76m) and network infrastructure and equipment of £109m (2009: £140m). The depreciation charge on those assets for 2010 was £44m (2009: £49m), comprising land and buildings of £3m (2009: £3m) and network infrastructure and equipment of £41m (2009: £46m).

[c]	Other mainly comprises motor vehicles and computers.

[d]	Impairment charges of £147m were recognised in 2009, comprising BT Global Services restructuring charges of £129m and £18m in relation to the review of the 21CN programme and associated voice strategy. All impairment losses were recognised in the income statement. The recoverable amount of the impaired assets was equal to their value in use.

[e]	Additions to assets in the course of construction in 2010 includes interest capitalised at a weighted average borrowing rate of 7.9%.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2010 57

11. Property, plant and equipment continued

	2010	2009
Year ended 31 March	£m	£m

Additions to property, plant and equipment comprised:
Land and buildings	29	23
Network infrastructure and equipment
Transmission equipment	902	1,067
Exchange equipment	29	44
Other network equipment	753	899
Other
Computers and office equipment	115	140
Motor vehicles and other	33	73

Total additions to property, plant and equipment	1,861	2,246
Increase in engineering stores	43	3

Total additions	1,904	2,249

12. Investments

	2010	2009
At 31 March	£m	£m

Non current assets
Available-for-sale	45	30
Amounts owed by ultimate parent company	160	–
Amounts owed by parent company	17,785	18,226
Loans and receivables	32	32

	18,022	18,288

Current assets
Available-for-sale	258	153
Amounts owed by parent company	705	404
Loans and receivables	148	10

	1,111	567

The credit rating of counterparties with which current asset investments were held (excluding amounts owed by parent and ultimate parent companies) are detailed in the table below.

	2010	2009
At 31 March	£m	£m

Moody’s/S&P credit rating[a]
Aaa/AAA	258	153
Aa3/AA	35	–
A1/A+	105	10
A2/A	8	–

Total current asset investments (excluding amounts owed by parent and ultimate parent companies)	406	163

[a]	Current asset investment balances with counterparties have been classified at the lower of their Moody’s and S&P rating.
The majority of current asset investments are held for periods ranging from one day to one year.
Available-for-sale
Available-for-sale current assets consist of floating rate liquidity fund deposits denominated in Sterling of £185m (2009: £97m), Euros of £56m (2009: £43m) and US Dollars of £17m (2009: £13m), which are immediately accessible to the group to manage liquidity. Non current available-for-sale assets include an investment in the shares of the ultimate parent company, BT Group plc, of £11m (2009: £7m). These shares are held in trust for the BT Group Incentive Share Plan, the Retention Share Plan and the Deferred Bonus Plan.
Amounts owed by parent and ultimate parent company
Amounts owed by parent and ultimate parent company mainly consist of Sterling denominated loans which earn a floating rate of interest based upon LIBOR. Further details of these amounts are disclosed in note 24.
Loans and receivables
Loans and receivables mainly consist of term deposits denominated in Sterling with a fixed interest rate.

58 British Telecommunications plc Annual Report and Form 20-F 2010	Notes to the consolidated financial statements

13. Associates and joint ventures

	2010			2009
		Joint			Joint
	Associates	ventures	Total	Associates	ventures	Total
	£m	£m	£m	£m	£m	£m

Non current assets	49	7	56	41	7	48
Current assets	278	4	282	168	4	172
Current liabilities	(77)	(2)	(79)	(86)	(2)	(88)
Non current liabilities	(64)	–	(64)	–	–	–

Share of net assets at 31 March	186	9	195	123	9	132

Revenue	298	14	312	308	15	323
Expenses	(266)	(14)	(280)	(262)	(15)	(277)
Taxation	(7)	–	(7)	(7)	–	(7)

Share of post tax results before specific items	25	–	25	39	–	39
Specific items (note 5)
– impact of renegotiated supply contracts on associate	29	–	29	–	–	–
– reassessment of carrying value on associate	–	–	–	36	–	36

Share of post tax results	54	–	54	75	–	75

				Associates	Joint ventures	Total
				£m	£m	£m

At 1 April 2008				79	6	85
Share of post tax profit				75	–	75
Dividends received				(6)	–	(6)
Exchange differences and other				(25)	3	(22)

At 1 April 2009				123	9	132
Share of post tax profit				54	–	54
Additions				3	–	3
Disposals (note 5)				(12)	–	(12)
Dividends received				(3)	–	(3)
Exchange differences and other				21	–	21

At 31 March 2010				186	9	195

At 31 March 2010 the fair value of the group’s investments in associates and joint ventures for which published price quotations are available was £473m (2009: £153m). Details of the group’s principal associate at 31 March 2010 are set out on page 103.
14. Inventories

	2010	2009
At 31 March	£m	£m

Consumables	30	23
Work in progress	43	57
Finished goods	34	41

	107	121

15. Trade and other receivables

	2010	2009
At 31 March	£m	£m

Current
Trade receivables	1,937	1,966
Amounts owed by parent company	14	10
Prepayments	549	825
Accrued income	1,010	1,135
Other receivables	200	259

	3,710	4,195

	2010	2009
	£m	£m

Non current
Other assets[a]	336	322

[a]	Other assets mainly represents costs relating to the initial set up, transition or transformation phase of long-term networked IT services contracts. At 31 March 2010 this balance was £294m (2009: £322m). Other assets also include prepayments of £42m (2009: £nil).

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2010 59

15. Trade and other receivables continued
Trade receivables are stated after deducting allowances for doubtful debts, as follows:

	2010	2009
	£m	£m

At 1 April	246	209
Expense recognised in the income statement	155	151
Utilised in the year	(183)	(139)
Acquisitions	–	4
Exchange differences	1	21

At 31 March	219	246

Trade receivables are continuously monitored and allowances applied against trade receivables consist of both specific impairments and collective impairments based on the group’s historical loss experiences for the relevant aged category and taking into account general economic conditions. Historical loss experience allowances are calculated by line of business in order to reflect the specific nature of the customers relevant to that line of business.
Trade receivables are due as follows:

			Past due and not specifically impaired:
		Trade
		receivables
		specifically
		impaired net of	Between 0 and	Between 3 and	Between 6 and
	Not past due	provision	3 months	6 months	12 months	Over 12 months	Total
	£m	£m	£m	£m	£m	£m	£m

2010	1,257	51	426	98	60	45	1,937
2009	1,263	1	474	90	65	73	1,966

Gross trade receivables which have been specifically impaired amounted to £230m (2009: £30m).
Trade receivables not past due and accrued income are analysed below by line of business. The nature of customers associated with each line of business is disclosed in note 1.

	2010	2009
At 31 March	£m	£m

BT Global Services	867	878
BT Retail	228	308
BT Wholesale	127	64
Openreach	27	3
Other	8	10

Total trade receivables not past due	1,257	1,263

	2010	2009
At 31 March	£m	£m

BT Global Services	633	635
BT Retail	148	274
BT Wholesale	182	195
Openreach	44	26
Other	3	5

Total accrued income	1,010	1,135

Given the broad and varied nature of the group’s customer base, the analysis of trade receivables not past due and accrued income by line of business is considered the most appropriate disclosure of credit concentrations. Cash collateral held against trade and other receivables amounted to £25m (2009: £23m).

60 British Telecommunications plc Annual Report and Form 20-F 2010	Notes to the consolidated financial statements

16. Loans and other borrowings

	2010	2009
At 31 March	£m	£m

Sterling 6.375% bonds June 2037[b]	521	521
US Dollar 9.625% (2009: 9.125%) notes December 2030 (minimum 8.625%a)[b]	1,811	1,914
Sterling 5.75% bonds December 2028[c]	602	608
Sterling 3.5% indexed linked notes April 2025	325	330
Sterling 8.625% bonds March 2020	298	298
US Dollar 5.95% bonds January 2018[b]	734	777
Sterling 6.625% bonds June 2017[b]	525	524
Sterling 8.5% (2009: 8.0%) notes December 2016 (minimum 7.5%a)	715	713
Euro 6.5% bonds July 2015[b]	935	973
Euro 6.125% bonds July 2014[b,h]	561	–
Euro 5.25% bonds June 2014[b]	696	723
Euro 5.25% bonds January 2013[b]	902	935
US Dollar 5.15% bonds January 2013[b]	566	599
Euro 7.87% (2009: 7.375%) notes February 2011 (minimum 6.875%a)[b]	1,015	1,051
US Dollar 9.125% (2009: 8.625%) notes December 2010 (minimum 8.125%a)[b]	1,951	2,074
US Dollar 8.765% bonds August 2009[d]	–	149

Total listed bonds, debentures and notes	12,157	12,189

Finance leases	304	332

Commercial paper[b,e]	–	715
Sterling 6.35% bank loan due August 2012	312	312
Sterling 10.4% bank loan due September 2009	–	140
Sterling floating rate note 2009-2010	–	28
Other loans 2009-2012	10	6
Bank overdrafts (of which £nil (2009: £160m) had a legally enforceable right of set off – see note 9)	8	185
Amounts due to ultimate parent company[f]	–	123
Amounts due to parent company[g]	53	238

Total other loans and borrowings	383	1,747

Total loans and other borrowings	12,844	14,268

[a]	The interest rate payable on these notes will be subject to adjustment from time to time if either Moody’s or Standard and Poor’s (S&P) reduce the rating ascribed to the group’s senior unsecured debt below A3 in the case of Moody’s or below A- in the case of S&P. In this event, the interest rate payable on the notes and the spread applicable to the floating notes will be increased by 0.25% for each ratings category adjustment by each rating agency. In addition, if Moody’s or S&P subsequently increase the ratings ascribed to the group’s senior unsecured debt, then the interest rate then payable on notes and the spread applicable to the floating notes will be decreased by 0.25% for each rating category upgrade by each rating agency, but in no event will the interest rate be reduced below the minimum interest rate reflected in the above table.
In February 2010, S&P downgraded BT’s credit rating by one ratings category to BBB- as detailed on page 79. At the next coupon date in the 2011 financial year, the rate payable on these bonds will therefore increase by 0.25 percentage points.

[b]	Hedged in a designated cash flow hedge.

[c]	Hedged in a designated fair value hedge.

[d]	Hedged in a designated cash flow and fair value hedge.

[e]	Commercial paper is denominated in Sterling of £nil (2009: £209m) and Euros of £nil (2009: £506m).

[f]	Amounts due to ultimate parent company are denominated in Sterling and incur a floating rate of interest based on LIBOR.

[g]	Amounts due to parent company include loans denominated in Euros of £4m (2009: £202m) and US Dollars of £1m (2009: £1m) and incur floating rates of interest.

[h]	The group’s €600m bond issued in June 2009 would attract an additional 1.25 percentage points for a downgrade by one credit rating category by both Moody’s and S&P below Baa3/BBB- respectively.
The interest rates payable on loans and borrowings disclosed above reflect the coupons on underlying issued loans and borrowings and not the interest rates achieved through applying associated currency and interest rate swaps in hedge arrangements. The carrying values disclosed above reflect balances at amortised cost adjusted for deferred and current fair value adjustments to the relevant loans or borrowings’ hedged risk in a fair value hedge. This does not reflect the final principal repayment that will arise after taking account of the relevant derivatives in hedging relationships. Apart from finance leases, all borrowings as at 31 March 2010 and 2009 were unsecured.
The floating rate loans and borrowings bear interest rates fixed in advance for periods ranging from one day to one year, primarily by reference to LIBOR and EURIBOR quoted rates.

	2010	2009	2010	2009
			Repayment of outstanding
	Minimum lease payments		lease obligations
At 31 March	£m	£m	£m	£m

Amounts payable under finance leases:
Within one year	33	32	16	14
In the second to fifth years inclusive	119	135	48	66
After five years	422	456	240	252

	574	623	304	332
Less: future finance charges	(270)	(291)	–	–

Total finance lease obligations	304	332	304	332

Assets held under finance leases mainly consist of buildings and network assets. The group’s obligations under finance leases are secured by the lessors’ title to the leased assets.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2010 61

17. Derivative financial instruments

	2010		2009		[a]	2008		[a]
	Assets	Liabilities	Assets	Liabilities		Assets	Liabilities
At 31 March	£m	£m	£m	£m		£m	£m

Interest rate swaps – cash flow hedge	–	361	–	446		1	207
Interest rate swaps – fair value hedge	–	6	–	–		–	–
Other interest rate swaps	106	295	107	316		25	239
Cross currency swaps – cash flow hedge	1,571	30	2,541	1		340	605
Cross currency swaps – fair value hedge	–	–	18	–		–	20
Other cross currency swaps	–	1	–	–		–	–
Forward foreign exchange contracts – cash flow hedge	23	4	27	1		20	1
Other forward foreign exchange contracts	–	2	7	2		1	–
Credit default swaps	–	–	–	1		–	–

	1,700	699	2,700	767		387	1,072

Analysed as:
Current	624	166	158	56		71	58
Non current	1,076	533	2,542	711		316	1,014

	1,700	699	2,700	767		387	1,072

[a]	Restated. See page 40.
The credit rating of counterparties with which derivative financial assets were held is detailed in the table below.

	2010	2009
At 31 March	£m	£m

Moody’s/S&P credit ratings[a]
Aa2/AA	89	200
Aa3/AA–	480	650
A1/A+	708	1,030
A2/A	318	719
A3/A–	105	101

	1,700	2,700

[a]	Derivative financial instrument balances with counterparties have been classified at the lower of their Moody’s and S&P rating.
In 2010 derivative financial assets were held with 18 counterparties (2009: 19 counterparties). After applying the legal right of set off under the group’s International Swaps and Derivative Association (ISDA) documentation, the group had a net exposure to derivative counterparties of £1,303m (2009: £2,282m). Of this, 85% (2009: 85%) was with 6 counterparties (2009: 6). Details of hedges in which the derivative financial instruments are utilised are disclosed in note 31.
18. Trade and other payables

	2010	2009
At 31 March	£m	£m

Current
Trade payables	3,668	4,364
Amounts owed to parent company	173	76
Amounts owed to ultimate parent company	10	4
Other taxation and social security	516	489
Other payables	485	505
Accrued expenses	498	460
Deferred income	1,343	1,372

	6,693	7,270

	2010	2009
At 31 March	£m	£m

Non current
Other payables	734	718
Deferred income	70	76

	804	794

Non current payables mainly relate to operating lease liabilities and deferred gains on a prior period sale and finance leaseback transaction.

62 British Telecommunications plc Annual Report and Form 20-F 2010	Notes to the consolidated financial statements

19. Provisions

	BT Global	Property		Other
	Services provisions [a]	provisions	[b]	provisions	[c]	Total
	£m	£m		£m		£m

At 1 April 2009	303	172		245		720
Charged to the income statement[d]	10	131		204		345
Unwind of discount	–	4		–		4
Utilised in the year	(139)	(35)		(98)		(272)
Transfers	16	–		31		47
Exchange differences	(3)	–		–		(3)

At 31 March 2010	187	272		382		841

	2010	2009
At 31 March	£m	£m

Analysed as:
Current	134	254
Non current	707	466

	841	720

[a]	Amounts provided in relation to the BT Global Services restructuring programme and the contract and the financial reviews in 2009. These will be utilised as the obligations are settled.

[b]	Property provisions mainly comprise onerous lease provisions arising from the rationalisation of the group’s property portfolio. The provisions will be utilised over the remaining lease periods, which range from one to 22 years. Financial liabilities comprise £255m (2009: £166m) of this balance.

[c]	Other provisions includes:
–	Amounts provided for incremental and directly attributable costs arising from the group’s obligation to deliver the Undertakings, which will be utilised within one year.

–	Amounts provided for legal or constructive obligations arising from insurance claims, litigation and regulatory risk, which will be utilised as the obligations are settled.

[d]	Includes specific items of £121m for property rationalisation costs and £10m relating to the BT Global Services restructuring programme.
20. Deferred taxation

			Share-
	Excess capital	Retirement benefit	based
	allowances	obligations [a]	payments	Other	Total
	£m	£m	£m	£m	£m

As at 1 April 2008	1,969	778	(51)	(183)	2,513
(Credit) expense recognised in the income statement	(158)	78	32	7	(41)
(Credit) expense recognised in equity	–	(1,959)	12	77	(1,870)

At 31 March 2009	1,811	(1,103)	(7)	(99)	602

Deferred tax asset	–	(1,103)	–	–	(1,103)
Deferred tax liability	1,811	–	(7)	(99)	1,705

At 1 April 2009	1,811	(1,103)	(7)	(99)	602

(Credit) expense recognised in the income statement	(115)	118	(15)	2	(10)
(Credit) expense recognised in equity	–	(1,211)	(19)	(120)	(1,350)
Transfer from current tax	–	–	–	18	18

At 31 March 2010	1,696	(2,196)	(41)	(199)	(740)

Deferred tax asset	–	(2,196)	–	–	(2,196)
Deferred tax liability	1,696	–	(41)	(199)	1,456

At 31 March 2010	1,696	(2,196)	(41)	(199)	(740)

[a]	Includes deferred tax asset of £3m (2009: £nil) arising on contributions payable to defined contribution schemes.
At 31 March 2010, all of the deferred tax asset of £2,196m (2009: £1,103m) is expected to be recovered after more than one year. At 31 March 2010, all of the deferred tax liability of £1,456m (2009: £1,705m) is expected to be settled after more than one year.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2010 63

20. Deferred taxation continued
At 31 March 2010, the group had operating losses, capital losses and other temporary differences carried forward in respect of which no deferred tax assets were recognised amounting to £29.5bn (2009: £24.3bn). The group’s capital losses and other temporary differences have no expiry date restrictions. The expiry date of operating losses carried forward is dependent upon the tax law of the various territories in which the losses arose. A summary of expiry dates for losses in respect of which restrictions apply is set out below:

	2010
At 31 March	£m	Expiry of losses

Restricted losses:
Americas	284	2010-2029
Europe	1,719	2010-2025

Total restricted losses	2,003

Unrestricted losses:
Operating losses	3,278	No expiry
Capital losses	23,439	No expiry
Other	775	No expiry

Total unrestricted losses	27,492

Total	29,495

At 31 March 2010, the undistributed earnings of overseas subsidiaries was £5.5bn (2009: £10.1bn). No deferred tax liabilities have been recognised in respect of these unremitted earnings because the group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. Temporary differences arising in connection with interests in associates and joint ventures for which deferred tax liabilities have not been recognised are insignificant.
21. Minority interests

	2010	2009
	£m	£m

At 1 April	27	22
Share of profits	1	2
Disposals	(4)	(9)
Acquisitions through business combinations	–	4
Minority share of dividends paid	–	(1)
Exchange differences	–	9

At 31 March	24	27

22. Share capital

	Share capital	[a]	Share premium	[b]
	£m		£m

Balances at 1 April 2009 and 31 March 2010	2,172		8,000

[a]	The authorised share capital of the company up to 1 October 2009 was £2,625,000,001 divided into 10,500,000,004 ordinary shares of 25p each. The allotted, called up and fully paid ordinary share capital of the company at 31 March 2010 and 31 March 2009 was £2,172m (2009: £2,172m), representing 8,689,755,905 ordinary shares (2009: 8,689,755,905).

[b]	The share premium account, representing the premium on allotment of shares, is not available for distribution.

64 British Telecommunications plc Annual Report and Form 20-F 2010	Notes to the consolidated financial statements

23. Other reserves

				Merger		Total
	Cash flow	Available-for-	Translation	and other		other
	reserve [a]	sale reserve [b]	reserve [c]	reserves	[d]	reserves
	£m	£m	£m	£m		£m

At 1 April 2007	23	10	(133)	858		758
Exchange differences	–	–	194	–		194
Net fair value gain on cash flow hedges	446	–	–	–		446
Loss on available-for-sale assets	–	(8)	–	–		(8)
Recognised in income and expense in the year	(294)	(6)	–	–		(300)
Reclassified and reported in non current assets	11	–	–	–		11
Tax recognised in other comprehensive income	(29)	–	–	–		(29)

At 1 April 2008	157	(4)	61	858		1,072
Exchange differences	–	–	600	–		600
Net fair value gain on cash flow hedges	2,719	–	–	–		2,719
Recognised in income and expense in the year	(2,144)	3	–	–		(2,141)
Reclassified and reported in non current assets	(5)	–	–	–		(5)
Loss on available-for-sale investments	–	(7)	–	–		(7)
Tax recognised in other comprehensive income	(164)	–	–	–		(164)

At 1 April 2009	563	(8)	661	858		2,074
Exchange differences	–	–	(112)	–		(112)
Net fair value gain on cash flow hedges	(1,067)	–	–	–		(1,067)
Recognised in income and expense in the year	496	–	–	–		496
Reclassified and reported in non current assets	(4)	–	–	–		(4)
Gain on available-for-sale investments	–	11	–	–		11
Tax recognised in other comprehensive income	159	–	(45)	–		114

At 31 March 2010	147	3	504	858		1,512

[a] The cash flow reserve is used to record the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

[b] The available-for-sale reserve is used to record the cumulative fair value gains and losses on available-for-sale financial assets. The cumulative gains and losses are recycled to the income statement on disposal of the assets. The gross gain in the year amounted to £11m (2009: loss £7m).

[c] The translation reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. The cumulative translation differences are recycled to the income statement on disposal of the foreign operation.

[d] The merger reserve arose on the group reorganisation that occurred in November 2001 and represented the difference between the nominal value of shares in the new ultimate parent company, BT Group plc, and the aggregate of the share capital, share premium account and capital redemption reserve of the prior ultimate parent company, British Telecommunications plc.

24. Related party transactions
Amounts paid to the group’s retirement benefit plans are set out in note 27. There were a number of transactions during the year between the company and its subsidiary undertakings, which are eliminated on consolidation and therefore not disclosed.
     British Telecommunications plc acts as a funder and deposit taker for cash related transactions for both its parent and ultimate parent company. The loan arrangements described below with these companies reflect this. Cash transactions usually arise where the parent and ultimate parent company are required to meet their external payment obligations or receive amounts from third parties. These principally relate to the payment of dividends, the buy back of shares and the exercise of share options. Transactions between the ultimate parent company, parent company and the group are settled on both a cash and non-cash basis through these loan accounts depending on the nature of the transaction.
     In the 2002 financial year, the group demerged its former mobile phone business and as a result BT Group plc became the listed ultimate parent company of the remaining group. The demerger steps resulted in the formation of an intermediary holding company, BT Group Investments Limited, between BT Group plc and British Telecommunications plc. This intermediary company held an investment of £18.5bn in British Telecommunications plc which was funded by an intercompany loan facility with British Telecommunications plc. At 31 March 2010, the amount of loan outstanding amounted to £17,785m (2009: £18,226m) of non current asset investments and £705m (2009: £404m) of current assets investments (see note 12) held by British Telecommunications plc and its subsidiaries. The loan facility accrued interest at a rate of LIBOR plus 50 basis points, is subject to an overall maximum of £25bn, and is either repayable on demand or on 2 February 2015. The amount of loan investments owed by the ultimate parent company was £160m (2009: nil) of non current asset investments. In the 2010 financial year, the overall loan investment balances were maintained at the same level as prior year with the mix increasing the level of short-term loans. Interest income of £282m was recognised in the 2010 financial year (2009: £1,005m, 2008: £1,184m) (see note 6). The parent company primarily finances its obligations on the loan as they fall due through dividends paid by the company. In addition, at 31 March 2010, the group had amounts payable to the parent company of £53m (2009: £238m) which accrued interest charges of £nil (2009: £15m) and non interest bearing amounts receivable of £14m (2009: £10m) and payable of £173m (2009: £76m). The group also had amounts due to the ultimate parent company of £nil (2009: £123m) which accrued interest charges of £1m (2009: £25m). At 31 March 2010, the group had a non interest bearing amount due to the ultimate parent company of £10m (2009: £4m).
     The company holds ordinary shares in the ultimate parent company, disclosed in note 12. These shares are held in trust for the BT Group Incentive Share Plan, the Retention Share Plan and the Deferred Bonus Plan.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2010 65

24. Related party transactions continued
Key management personnel are deemed to be the Chairman, non-executive directors and members of the Operating Committee of BT Group plc as described in note 1. Of the seven (2009: seven, 2008: five) members of the BT Group plc Operating Committee, three (2009 and 2008: four) were members of the Board of the ultimate parent company. It is the BT Group plc Operating Committee which has responsibility for planning, directing and controlling the activities of the group. Key management personnel compensation is shown in the table below:

	2010	2009	[a]	2008	[a]
	£m	£m		£m

Salaries and short-term benefits	10.3	8.4		8.3
Termination benefits	0.1	2.4		–
Post employment benefits	1.8	2.3		1.0
Share-based payments	2.6	3.6		5.0

	14.8	16.7		14.3

[a] Restated to include the Chairman and non-executive directors.
During 2010, the group purchased services in the normal course of business and on an arm’s length basis from its principal associate, Tech Mahindra Limited. The net value of services purchased was £301m (2009: £296m, 2008: £305m) and the amount outstanding and payable for services at 31 March 2010 was £65m (2009: £89m, 2008: £125m). In addition in 2010 a cash payment of £127m was made to Tech Mahindra Limited for the renegotiation of certain supply contracts as part of the rationalisation of procurement channels within BT Global Services. In 2008, a cash payment of £55m was received from Tech Mahindra Limited, which was recognised as income in 2008 (£28m) and 2009 (£27m).
25. Financial commitments and contingent liabilities
Capital expenditure contracted for at the balance sheet date but not yet incurred was as follows:

	2010	2009
	£m	£m

Property, plant and equipment	368	414
Computer software	15	37

Total	383	451

Future minimum operating lease payments for the group were as follows:

	2010	2009
	£m	£m

Payable in the year ending 31 March:
2010	–	484
2011	494	455
2012	460	430
2013	431	403
2014	400	377
2015	375	356
Thereafter	5,527	5,499

Total future minimum operating lease payments	7,687	8,004

Operating lease commitments were mainly in respect of land and buildings which arose from a sale and operating leaseback transaction in a prior period. Leases have an average term of 22 years (2009: 23 years) and rentals are fixed for an average of 22 years (2009: 23 years).
     At 31 March 2010, other than as disclosed below, there were no contingent liabilities or guarantees other than those arising in the ordinary course of the group’s business and on these no material losses are anticipated. The group has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the group generally carries its own risks.
     The group has provided guarantees relating to certain leases entered into by O2 UK Limited prior to its demerger with O2 on 19 November 2001. O2 plc has given BT a counter indemnity for these guarantees. The maximum exposure was US$132m as at 31 March 2010 (2009: US$110m), approximately £87m (2009: £77m), although this could increase by a further US$304m (2009: US$399m), approximately £200m (2009: £278m), in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until O2 UK Limited has discharged all its obligations, which is expected to be when the lease ends on 30 January 2017.
     We do not believe that there is any single current court action that would have a material adverse effect on the financial position or operations of the group. However the aggregate volume and value of legal actions to which the group is party has increased significantly during 2010.
     There have been criminal proceedings in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS (universal mobile telecommunication system) auction in 2000. Blu, in which BT held a minority interest, participated in that auction process. On 20 July 2005, the former BT employee was found not culpable of the fraud charge brought by the Rome Public Prosecutor. All the other defendants were also acquitted. The Public Prosecutor has appealed the court’s decision. The appeal was unsuccessful and no damages follow.
     The European Commission formally investigated the way the UK Government set the rates payable on BT’s infrastructure and those paid by Kingston Communications, and whether or not the UK Government complied with European Community Treaty rules on state aid. The Commission concluded in October 2006 that no state aid had been granted. The Commission’s decision was appealed. Judgement on the appeal has not yet been given but we continue to believe that any allegation of state aid is groundless and that the appeal will not succeed.

66 British Telecommunications plc Annual Report and Form 20-F 2010	Notes to the consolidated financial statements

26. Acquisitions
There were no acquisitions in the year ended 31 March 2010. A summary of the acquisitions made in 2009 is set out below.

	BT Global Services	BT Retail	Other	Total
Year ended 31 March 2009	£m	£m	£m	£m

Fair value of consideration	77	98	75	250
Less: fair value of net assets acquired	36	24	28	88

Goodwill arising	41	74	47	162

Consideration:
Cash	77	98	65	240
Deferred consideration	–	–	10	10

Total	77	98	75	250

The outflow of cash and cash equivalents was as follows:
Cash consideration	77	98	65	240
Less: cash acquired	7	3	5	15

	70	95	60	225

BT Global Services
During 2009 the group acquired 98.9% of the issued share capital of Net 2S SA and Stemmer GmbH and SND GmbH. The total purchase consideration was £77m. The combined net assets acquired and the goodwill arising were as follows:

		Book	Fair value
		value	adjustments	Fair value
		£m	£m	£m

Intangible assets		–	15	15
Property, plant and equipment		1	–	1
Receivables		41	–	41
Cash and cash equivalents		7	–	7
Payables		(28)	–	(28)

Net assets acquired		21	15	36

Goodwill				41

Total consideration				77

Intangible assets recognised comprised brands and customer relationships. The goodwill comprised principally the assembled workforce and forecast synergies. During 2010 the determination of fair values has been finalised. No adjustments have been made to the balances previously reported.

BT Retail
During 2009 the group acquired 100% of the issued share capital of Wire One Holdings Inc and Ufindus Ltd for a total consideration £98m. The combined net assets acquired in these transactions and the goodwill arising were as follows:

		Book	Fair value
		value	adjustments	Fair value
		£m	£m	£m

Intangible assets		2	21	23
Property, plant and equipment		2	–	2
Receivables		20	(1)	19
Cash and cash equivalents		3	–	3
Payables		(22)	(1)	(23)

Net assets acquired		5	19	24

Goodwill				74

Total consideration				98

Intangible assets recognised in respect of these acquisitions comprised customer relationships, brand names and proprietary technology. Goodwill arising on these acquisitions principally related to anticipated cost and revenue synergies and the assembled workforce. During 2010, the determination of fair values has been finalised. No adjustments have been made to the balances previously reported.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2010 67

26. Acquisitions continued
Other
During 2009 the group acquired 100% of the issued share capital of Moorhouse Consulting and Ribbit Corporation, for a total consideration of £75m, including £10m of deferred, contingent consideration. The combined net assets acquired in these transactions and the goodwill arising were as follows:

	Book	Fair value
	value	adjustments	Fair value
	£m	£m	£m

Intangible assets	–	25	25
Receivables	2	–	2
Cash and cash equivalents	5	–	5
Payables	(4)	–	(4)

Net assets acquired	3	25	28

Goodwill			47

Total consideration			75

Intangible assets recognised in respect of these acquisitions comprised internally developed technology. Goodwill on the acquisitions principally related to cost savings and other synergies. During 2010 the determination of fair values has been finalised and adjustments have been made to the balances previously reported. Prior year balances have not been restated as the amount is not significant to the group.
27. Retirement benefit plans
Background
The group offers retirement benefit plans to its employees. The group’s main scheme, the BT Pension Scheme (BTPS), is a defined benefit scheme. This scheme has been closed to new entrants since 31 March 2001 when it was replaced by a defined contribution scheme, the BT Retirement Plan (BTRP) which was closed on 31 March 2009. On 1 April 2009 BT set up the BT Retirement Saving Scheme, a contract based defined contribution arrangement, to which BTRP members were invited to transfer their accumulated assets. The total pension cost of the group for 2010, included within staff costs, was £304m (2009: £543m, 2008: £626m). The total cost associated with the group’s defined benefit pension schemes for 2010 was £206m (2009: £459m, 2008: £576m).
Defined contribution schemes
The income statement charge in respect of defined contribution schemes represents the contribution payable by the group based upon a fixed percentage of employees’ pay. The total pension cost for 2010 in respect of the group’s main defined contribution scheme was £66m (2009: £47m, 2008: £37m) and £6m (2009: £4m, 2008: £3m) of contributions were outstanding at 31 March 2010.
Defined benefit schemes
BT Pension Scheme Trustees Limited administers and manages the scheme on behalf of the members in accordance with the terms of the Trust Deed of the scheme and relevant legislation. Under the terms of the Trust Deed of the BTPS, there are nine Trustee directors appointed by the group, five of which appointments are made with the agreement of the relevant trade unions, including the Chairman of the Trustee. Four Trustee directors, other than the Chairman, are appointed by BT on the nomination of the relevant trade unions. Two of the Trustee directors will normally hold senior positions within the group, and two will normally hold (or have held) senior positions in commerce or industry. Subject to there being an appropriately qualified candidate, there should be at least one current pensioner or deferred pensioner of the BTPS as one of the Trustee directors. Trustee directors are appointed for a three-year term, but are then eligible for re-appointment.
Measurement of scheme assets and liabilities – IAS 19
Scheme assets are measured at the bid market value at the balance sheet date. The liabilities of the BTPS are measured by discounting the best estimate of future cash flows to be paid out by the scheme using the projected unit credit method. Estimated future cash flows are discounted at the current rate of return on high quality corporate bonds of an equivalent term to the liability. Actuarial gains and losses are recognised in full in the year in which they occur in the statement of comprehensive income.
     IAS 19 requires that the discount rate used be determined by reference to market yields at the reporting date on high quality corporate bonds. The currency and term of these should be consistent with the currency and estimated term of the pension obligations. The discount rate has been assessed by reference to the duration of the BTPS’s liabilities and by reference to the published iBoxx index of Sterling corporate bonds of duration greater than 15 years and investment grade AA and above. Allowance is made where the constituent bonds in the published index have been re-rated or new issues made.
     The rate of inflation influences the assumptions for salary and pension increase. This has been assessed by reference to yields on long-term fixed and index-linked Government bonds and has regard to Bank of England published inflationary expectations. Salary increases are assumed to be in line with inflation.

68 British Telecommunications plc Annual Report and Form 20-F 2010	Notes to the consolidated financial statements

27. Retirement benefit plans continued
The financial assumptions used to measure the net pension obligation of the BTPS under IAS 19 at 31 March 2010 are as follows:

	Real rates (per annum)				Nominal rates (per annum)
	2010	2009	2008		2010	2009	2008
At 31 March	%	%	%		%	%	%

Rate used to discount liabilities	1.83	3.84	3.24		5.50	6.85	6.85
Average future increases in wages and salaries	–	–	0.75	[a]	3.60	2.90	4.28	[a]
Average increase in pensions in payment and deferred pensions	–	–	–		3.60	2.90	3.50
Inflation – average increase in retail price index	n/a	n/a	n/a		3.60	2.90	3.50

[a] There is a short-term reduction in the real salary growth assumption to 0.5% for the first three years.
The assumptions about life expectancy have regard to information published by the UK actuarial profession’s Continuous Mortality Investigation Bureau. However, due to the size of the membership of the BTPS (333,000 members at 31 December 2009) it is considered appropriate for the life expectancy assumptions adopted to take in to account the actual membership experience. Allowance is also made for future improvements in mortality. The BTPS actuary undertakes formal reviews of the membership experience every three years. The IAS 19 life expectancy assumptions reflect the 2008 triennial funding valuation basis.
The average life expectancy assumptions, after retirement at 60 years of age, are as follows:

	2010	2009
	Number of years	Number of years

Male in lower pay bracket	25.2	24.8
Male in higher pay bracket	27.4	27.1
Female	28.1	27.7
Future improvement every 10 years	1.1	1.0

Amounts recognised in respect of defined benefit schemes
The net pension obligation is set out below:

	2010			2009
		Present value			Present value
	Assets	of liabilities	Obligation	Assets	of liabilities	Obligation
At 31 March	£m	£m	£m	£m	£m	£m

BTPS	35,278	(43,018)	(7,740)	29,227	(33,070)	(3,843)
Other schemes[a]	151	(275)	(124)	126	(256)	(130)

	35,429	(43,293)	(7,864)	29,353	(33,326)	(3,973)
Deferred tax asset			2,193			1,103

Net pension obligation			(5,671)			(2,870)

[a] Included in the present value of liabilities of other schemes is £54m (2009: £52m) related to unfunded schemes.
Amounts recognised in the income statement in respect of the group’s pension schemes were as follows:

	2010	2009	2008
Year ended 31 March	£m	£m	£m

Current service cost (including defined contribution schemes)	304	543	626

Total operating charge	304	543	626
Expected return on pension scheme assets	(1,932)	(2,621)	(2,448)
Interest on pension scheme liabilities	2,211	2,308	2,028

Net finance expense (income)	279	(313)	(420)

Total recognised in the income statement	583	230	206

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2010 69

27. Retirement benefit plans continued
The present value of the obligation is derived from long-term cash flow projections and is thus inherently uncertain. The benefits payable by the BTPS are expected to be paid as follows:
An analysis of actuarial gains and losses and the actual return on plan assets is shown below:

	2010	2009	2008
Year ended 31 March	£m	£m	£m

Actuarial (loss) gain recognised in the year	(4,324)	(7,037)	2,621
Cumulative actuarial (losses) gains	(4,915)	(591)	6,446
Actual return on plan assets	7,089	(6,830)	(124)

Changes in the present value of the defined benefit pension obligation are as follows:

	2010	2009
Year ended 31 March	£m	£m

Opening defined benefit pension obligation	(33,326)	(34,669)
Current service cost	(206)	(459)
Interest expense	(2,211)	(2,308)
Contributions by employees	(15)	(18)
Actuarial (loss) gain	(9,481)	2,414
Business combinations	–	(4)
Benefits paid	1,948	1,741
Exchange differences	(2)	(23)

Closing defined benefit pension obligation	(43,293)	(33,326)

Changes in the fair value of plan assets are as follows:

	2010	2009
Year ended 31 March	£m	£m

Opening fair value of plan assets	29,353	37,448
Expected return	1,932	2,621
Actuarial gain (loss)	5,157	(9,451)
Regular contributions by employer	391	441
Deficiency contributions by employer	525	–
Contributions by employees	15	18
Benefits paid	(1,948)	(1,741)
Exchange differences	4	17

Closing fair value of plan assets	35,429	29,353

70 British Telecommunications plc Annual Report and Form 20-F 2010	Notes to the consolidated financial statements

27. Retirement benefit plans continued
The BTPS assets are invested in UK and overseas equities, UK and overseas properties, fixed interest and index-linked securities, alternative assets, deposits and short-term investments. At 31 March 2010 and 31 March 2009, the scheme’s assets did not include any ordinary shares of the company. However, the scheme held £52m (2009: £65m) of bonds and £6m (2009: £5m) of index-linked notes issued by the group. The group occupies four (2009: two) properties owned by the BTPS on which an annual rental of £0.2m is payable (2009: £0.1m).
     The Trustee’s main investment objective is to ensure that over the long-term, and after allowing for all future income, the BTPS will always have sufficient liquid resources to meet the cost of benefit payments to be made as they fall due. The strategic allocation of assets between different classes of investment is reviewed regularly and is a key factor in the Trustee’s investment policy. The targets set reflect the Trustee’s views on the appropriate balance to be struck between seeking high returns and incurring risk, and on the extent to which the assets should be distributed to match its liabilities. The targets are a long-term aim to be achieved over a period as and when favourable opportunities arise. Current market conditions and trends are continuously assessed and short-term tactical shifts in asset allocation may be made around the long-term strategic target, for example, by using stock index future contracts.
     The BTPS uses financial instruments to manage interest rate risk, liquidity risk and foreign currency risk. Exposure to interest rate fluctuations on its borrowings and deposits is managed by using interest rate swaps. Liquidity risk is managed by maintaining a balance between continuity of funding and flexibility through the use of borrowings with a range of maturities. The BTPS has significant investments overseas, as a result of which the value of the scheme’s assets can be significantly affected by movements in foreign currencies against Sterling. A portion of the exposure to foreign currencies embedded in the overseas assets is hedged back into Sterling to remove some of the currency risk.
The assumptions for the expected long-term rate of return and the fair values of the assets of the BTPS at 31 March were:

	At 31 March 2010				At 31 March 2009
	Expected long-				Expected long-
	term rate of				term rate of
	return				return
	(per annum)	Asset fair value		Target	(per annum)	Asset fair value		Target
	%	£bn	%	%	%	£bn	%	%

UK equities	8.5	3.6	10	11	8.5	3.2	11	11
Non-UK equities	8.5	7.5	21	22	8.5	5.9	20	22
Fixed-interest securities	5.0	5.9	17	20	5.9	6.6	22	20
Index-linked securities	4.2	5.8	16	15	4.0	4.4	15	15
Property	7.7	3.8	11	12	7.0	3.2	11	12
Alternative assets	6.9	5.9	17	20	7.0	5.2	18	20
Cash and other	4.2	2.8	8	–	3.5	0.8	3	–

	6.5	35.3	100	100	6.7	29.3	100	100

The assumption for the expected return on scheme assets is a weighted average based on the assumed expected return for each asset class and the proportions held of each asset class at the beginning of the year. The expected returns on fixed interest and index-linked securities are based on the gross redemption yields at the start of the year. Expected returns on equities, property and alternative asset classes are based on a combination of an estimate of the risk premium above yields on government bonds, consensus economic forecasts of future returns and historical returns. Alternative asset classes include commodities, hedge funds, private equity, infrastructure and credit opportunities. The long-term expected rate of return on investments does not affect the level of the obligation but does affect the expected return on pension scheme assets within the net finance expense.
The history of experience gains and losses are as follows:

	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m

Present value of defined benefit obligation	(43,293)	(33,326)	(34,669)	(38,779)	(38,187)
Fair value of plan assets	35,429	29,353	37,448	38,390	35,640

Net pension (obligation) asset	(7,864)	(3,973)	2,779	(389)	(2,547)
Experience adjustment on defined benefit obligation – gain (loss)	1,632	(238)	(22)	190	(527)
Percentage of the present value of the defined benefit obligation	3.8%	0.7%	0.1%	0.5%	1.4%
Experience adjustment on plan assets – gain (loss)	5,157	(9,451)	(2,572)	993	4,855
Percentage of the plan assets	14.6%	32.2%	6.9%	2.6%	13.6%

The group expects to contribute approximately £669m to the BTPS in 2011, including deficiency contributions of £525m.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2010 71

27. Retirement benefit plans continued
Sensitivity analysis of the principal assumptions used to measure BTPS liabilities
The assumed discount rate, life expectancy and salary increases all have a significant effect on the measurement of scheme liabilities. The following table shows the sensitivity of the valuation of the pension obligations, and of the prospective 2011 income statement charge, to changes in these assumptions:

			Decrease
	Decrease	Decrease	(increase) in
	(increase) in	(increase) in	net finance
	liability	service cost	expense
	£bn	£m	£m

0.25 percentage point increase to:
– discount rate	1.6	15	(15)
– salary increases	(0.2)	–	(15)
Additional 1 year increase to life expectancy	(1.0)	(10)	(55)
0.1 percentage point increase in expected return on assets	–	–	35

The sensitivities relating to the discount rate, inflation rate and expected return on assets in respect of the pension cost elements in the income statement are shown for information only. The amounts that will be recognised in the income statement in 2011 are derived from market conditions at 1 April 2010. Subsequent changes in market conditions will have no effect on the income statement in 2011 and will be reflected as actuarial gains and losses in the Statement of comprehensive income.
Funding valuation and future funding obligations
A triennial valuation is carried out for the independent Trustee by a professionally qualified independent actuary, using the projected unit credit method. The purpose of the valuation is to design a funding plan to ensure that present and future contributions should be sufficient to meet future liabilities. The funding valuation is based on prudent assumptions and is performed at 31 December as this is the financial year end of the BTPS.
     The valuation basis for funding purposes is broadly as follows:
–	scheme assets are valued at market value at the valuation date; and

–	scheme liabilities are measured using a projected unit credit method and discounted to their present value.
The outcome of the latest triennial actuarial funding valuation at 31 December 2008 was announced on 11 February 2010, together with the agreement between BT and the Trustee of the BTPS to a recovery plan to make good the £9.0bn funding deficit. Whilst the valuation and the recovery plan have been agreed with the Trustee, they are currently under review by the Pensions Regulator. However, the Pensions Regulator’s initial view is that they have substantial concerns with certain features of the agreement. BT and the Trustee continue to work with the Pensions Regulator to help them complete their detailed review. The Pensions Regulator has indicated it will discuss its position with us once they have completed their review. Accordingly, as matters stand, it is uncertain as to whether the Pensions Regulator will take any further action. This uncertainty is outside of our control. Since the valuation date the scheme’s assets have increased by £4.1bn and the Trustee estimates that if the funding valuation was performed at 31 December 2009 the deficit would have been about £7.5bn on this prudent valuation basis.
     The last two triennial valuations were determined using the following long-term assumptions:

	Real rates (per annum)		Nominal rates (per annum)
	2008	2005	2008	2005
	valuation	valuation	valuation	valuation
	%	%	%	%

Discount rate
Pre retirement liabilities	3.65	3.06	6.76	5.84
Post retirement liabilities	2.15	1.79	5.21	4.54
Average increase in retail price index	–	–	3.00	2.70
Average future increases in wages and salaries	–	0.75	3.00	3.47
Average increase in pensions	–	–	3.00	2.70

At 31 December 2008 the assets of the BTPS had a market value of £31.2bn (2005: £34.4bn) and were sufficient to cover 77.6% (2005: 90.9%) of the benefits accrued by that date. This represented a funding deficit of £9.0bn compared with £3.4bn at 31 December 2005. The funding valuation uses prudent assumptions. In the three years ended 31 December 2008, the decline in the market value of assets combined with longer life expectancy assumptions significantly increased the funding deficit, although the impact on the liabilities was reduced by the higher discount rate and favourable experience compared to other actuarial assumptions used at 31 December 2005.
     Following the agreement of the valuation the ordinary contributions rate reduced to 13.6% of pensionable salaries (including employee contributions) from 19.5%, reflecting the implementation of benefit changes with effect from 1 April 2009, following the UK pensions review. In addition, the group will make deficit payments of £525m per annum for the first three years of the 17 year recovery plan, the first payment of which was made in December 2009. The payment in the fourth year will be £583m, then increasing at 3% per annum. The payments in years four to 17 are equivalent to £533m per annum in real terms. Under the 2005 valuation deficit contributions were £280m per annum for 10 years. In 2010, the group made regular contributions of £384m (2009: £433m) and deficit contributions of £525m. No deficit contributions were made in 2009 as they were paid in advance during 2008.
     Other features of the legal agreements with the Trustee for BT providing support to the scheme are:
•	In the event that cumulative shareholder distributions exceed cumulative total pension contributions over the three year period to 31 December 2011, then BT will make additional matching contributions to the scheme. Total pension contributions (including regular contributions) are expected to be approximately £2.4bn over the three financial years.

72 British Telecommunications plc Annual Report and Form 20-F 2010	Notes to the consolidated financial statements

27. Retirement benefit plans continued
•	In the event that BT generates net cash proceeds greater than £1bn from disposals and acquisitions in any 12 month period to 31 December 2011 then BT will make additional contributions to the scheme equal to one third of those net cash proceeds.

•	A negative pledge that provides comfort to the scheme that future creditors will not be granted superior security to the scheme in excess of a £1.5bn threshold.
     The intention is for there to be sufficient assets in the scheme to pay pensions now and in the future. Without any further contribution from the company, it is estimated that at 31 December 2008, the assets of the scheme would have been sufficient to provide around 57% of the members’ benefits with an insurance company.
     If the group were to become insolvent, however, there are a number of additional protections available to members. Firstly, there is the Crown Guarantee which was granted when the group was privatised in 1984. The scope and extent of the Crown Guarantee is being confirmed by the Trustee through the courts. This applies, on a winding up of the group, as a minimum to pension entitlements for anyone who joined the scheme before 6 August 1984, and to payments to beneficiaries of such persons. Secondly, the Pension Protection Fund (PPF) may take over the scheme and pay certain benefits to members. There are limits on the amounts paid by the PPF and this would not give exactly the same benefits as those provided by the scheme.
     Under the terms of the Trust Deed that governs the BTPS, the group is required to have a funding plan that should address the deficit over a maximum period of 20 years. The BTPS was closed to new entrants on 31 March 2001 and the age profile of active members will consequently increase. Under the projected unit credit method, the current service cost, as a proportion of the active members’ pensionable salaries, is expected to increase as the members of the scheme approach retirement. Despite the scheme being closed to new entrants, the projected payment profile extends over more than 60 years.
28. Directors’ emoluments and pensions
For the year to 31 March 2010 the aggregate emoluments of the directors excluding deferred bonuses of £1,569,500 (2009: £420,000) was £3,407,000 (2009: £3,354,000). Deferred bonuses are payable in 5p ordinary shares of BT Group plc in three years time subject to continuous employment.
     Retirement benefits were accruing to one director (2009: two) under a defined benefits pension scheme.
     During the year no director exercised options (2009: one) under BT Group share option plans. Three directors who held office for the whole or part of the year (2009: five) received or are entitled to receive 5p ordinary shares of BT Group plc under BT long-term incentive plans. The aggregate value of BT Group plc shares vested in directors during the year under BT long-term incentive plans was £407,165 (2009: £4,506,562).
     The emoluments of the highest paid director excluding his deferred bonus of £1,206,000 (2009: £343,000) were £2,105,000 (2009: £1,003,000). He is entitled to receive 4,126,387 BT Group plc 5p ordinary shares under BT long-term incentive plans subject to continuous employment and in some cases to certain performance conditions being met. There are no retirement benefits accruing to the highest paid director under a defined benefit scheme.
     Included in the above aggregate emoluments are those of Ian Livingston and Tony Chanmugam who are also directors of the ultimate holding company, BT Group plc. The directors do not believe it is practicable for the purposes of this report to apportion the amounts of total emoluments received by them between their services as directors of the company and their services as directors of BT Group plc.
29. Share-based payments
The total charge recognised in 2010 in respect of share-based payments was £71m (2009: £141m, 2008: £73m).
     The ultimate parent company, BT Group plc, has an employee share investment plan and savings-related share option plans for its employees and those of participating subsidiaries, further share option plans for selected employees and an employee stock purchase plan for employees in the United States. It also has several share plans for executives. All share-based payment plans are equity settled and details of these plans and an analysis of the total charge by type of award is set out below.

	2010	2009	[a]	2008
Year ended 31 March	£m	£m		£m

Employee Sharesave Plan	25	107		29
Allshare International	2	2		2
Employee Stock Purchase Plan	1	–		1
Incentive Share Plan	29	18		26
Deferred Bonus Plan	13	12		12
Retention Share Plan	1	2		3

	71	141		73

[a] Restated for the adoption of the amendment to IFRS 2 ‘Share-based payment – Vesting Conditions and Cancellations’. See page 40.
Share options
BT Group Employee Sharesave Plans
There is an HMRC approved savings related share option plan, under which employees save on a monthly basis, over a three or five-year period, towards the purchase of shares at a fixed price determined when the option is granted. This price is usually set at a 20% discount to the market price for five year plans and 10% for three year plans. The options must be exercised within six months of maturity of the savings contract, otherwise they lapse. Similar plans operate for BT’s overseas employees.
Employee Stock Purchase Plan
The BT Group Employee Stock Purchase Plan (ESPP), for employees in the US, enables participants to purchase American Depositary Shares (ADSs) quarterly at a price which is 85% of the fair market price of an ADS at the end of each quarterly purchase period.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2010 73

29. Share-based payments continued
The following are legacy option plans which are no longer operated by the ultimate parent company.
BT Group Global Share Option Plan (GSOP)
The options granted in previous years were exercisable on the third anniversary of the date of grant, subject to continued employment and meeting corporate performance targets. Options must be exercised within ten years of the grant date.
BT Group Legacy Option Plan (GLOP)
On the demerger of O2, BT’s share option plans ceased to operate and were replaced by similar BT Group Employee Sharesave plans and the BT Group GSOP. The BT GLOP was launched on 17 December 2001 following the scheme of arrangement and demerger of O2 in November 2001, and is therefore outside the scope of IFRS 2. The options were exercisable subject to continued employment and meeting corporate performance targets. Options must be exercised within 10 years of the original grant date.
Share plans
Employee Share Investment Plan (ESIP)
The ESIP is an HMRC approved plan. It allows BT employees to buy shares with contributions of up to £1,500 per tax year out of gross pay (directshare) and allows BT to provide free shares to UK employees which are held in trust for at least three years (allshare). In 2008, allshare was replaced by free broadband for all BT employees in the UK. Employees outside the UK continue to receive awards of shares where practicable, otherwise they will receive awards equivalent to the value of free shares.
     During 2010, 13.7m directshare shares (2009: 10.7m directshare shares), were purchased by the Trustee of the ESIP on behalf of 19,730 (2009: 20,384 ) employees at a total cost of £15.0m (2009: £16.4m). A further 1.0m shares (2009: 3.3m shares) were purchased by the Trustee through dividend reinvestment on behalf of 20,120 (2009: 21,782) allshare and directshare employee participants. At 31 March 2010 79.2m shares (2009: 75.9m shares) were held in trust on behalf of 68,444 participants (2009: 76,678).
Incentive Share Plan, Retention Share Plan and Deferred Bonus Plan
Under the BT Group Incentive Share Plan (ISP), participants are only entitled to these shares in full at the end of a three-year period if the company has met the relevant pre-determined corporate performance measure and if the participants are still employed by the group. In 2010, the corporate performance measure for the ISP was amended. For all ISP awards made in 2010, 50% of each share award is linked to a total shareholder return target (TSR) for a revised comparator group of companies from the beginning of the relevant performance period and the remaining 50% is linked to a three year cumulative free cash flow measure. The revised comparator group contains European telecommunications companies and companies which are either similar in size or market capitalisation and/or have a similar business mix and spread to BT. For ISP awards in prior periods, a single corporate performance measure was used, being BT’s TSR measured against a comparator group of companies from the European telecommunications sector.
     Under the BT Group Retention Share Plan (RSP), the length of retention period before awards vest is flexible. Awards may vest annually in tranches. The shares are transferred at the end of a specified period, only if the employee is still employed by the group.
     Under the BT Group Deferred Bonus Plan (DBP) awards are granted annually to selected employees of the group. Shares in the company are transferred to participants at the end of three years if they continue to be employed by the group throughout that period.
     In accordance with the terms of the ISP, RSP and DBP, dividends or dividend equivalents earned on shares during the conditional periods are reinvested in company shares for the potential benefit of the participants.

74 British Telecommunications plc Annual Report and Form 20-F 2010	Notes to the consolidated financial statements

29. Share-based payments continued
Share option plans
Activity relating to share options during 2010, 2009 and 2008 is shown below.

	Employee Sharesave			GSOP and GLOP
	2010	2009	2008	2010	2009	2008
Movement in the number of share options:	millions	millions	millions	millions	millions	millions

Outstanding at the beginning of the year	136	281	272	42	46	103
Granted	490	339	54	–	–	–
Forfeited	(44)	(390)	(15)	(4)	(3)	(10)
Exercised	(1)	(80)	(28)	–	(1)	(14)
Expired	(47)	(14)	(2)	–	–	(33)

Outstanding at the end of the year	534	136	281	38	42	46

Exercisable at the end of the year	1	1	2	38	42	46

Weighted average exercise price:

Outstanding at the beginning of the year	160p	180p	165p	256p	257p	227p
Granted	63p	135p	269p	–	–	–
Forfeited	107p	153p	208p	263p	199p	251p
Exercised	125p	155p	188p	–	196p	198p
Expired	150p	178p	179p	–	–	199p

Outstanding at the end of the year	76p	160p	180p	255p	256p	257p

Exercisable at the end of the year	163p	195p	158p	255p	256p	257p

The weighted average share price for options exercised during the year was 136p (2009: 180p, 2008: 293p). The following table summarises information relating to options outstanding and exercisable under all share option plans at 31 March 2010, together with their exercise prices and dates:

		Number of	Number of
	Exercise	outstanding	exercisable
	price	options	options
Normal dates of vesting and exercise (based on calendar year)	per share	millions	millions

BT Group Employee Sharesave Plans
2010	171p – 294p	16	1
2011	137p – 208p	12	–
2012	68p – 262p	143	–
2013	185p	8	–
2014	61p – 111p	355	–

Total		534	1

BT Group Legacy Option Plan
2001–2011	318p – 648p	8	8

Total		8	8

BT Group Global Share Option Plan
2004–2014	176p – 199.5p	24	24
2005–2015	179p – 263p	6	6

Total		30	30

Total options		572	39

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2010 75

29. Share-based payments continued
The options outstanding under all share option plans at 31 March 2010, have weighted average remaining contractual lives as follows:

	Employee Sharesave				GSOP and GLOP
	Weighted	Number of	Weighted		Weighted	Number of	Weighted
	average	outstanding	average		average	outstanding	average
	exercise	options	contractual	Range of	exercise	options	contractual
Range of exercise prices	price	millions	remaining life	exercise prices	price	millions	remaining life

61p – 68p	63p	465	48 months	–	–	–	–
100p – 199p	143p	57	32 months	150p – 317p	198p	30	52 months
200p – 300p	242p	12	26 months	318p – 650p	424p	8	8 months

Total		534				38

Executive share plans
Movements in executive share plans during 2010 are shown below:

	Millions of shares
	ISP	DBP	RSP	Total

At 1 April 2009	75.2	15.5	1.5	92.2
Awards granted	50.0	4.5	0.3	54.8
Awards vested	–	(5.0)	(0.6)	(5.6)
Awards lapsed	(28.4)	(1.1)	–	(29.5)
Dividend shares reinvested	2.4	0.4	–	2.8

At 31 March 2010	99.2	14.3	1.2	114.7

At 31 March 2010 1.1m shares (2009: 1.3m) were held in trust and 113.6m shares (2009: 90.9m) were held in treasury by the ultimate parent company for executive share plans.
Fair value
The following table summarises the fair values and key assumptions used for grants made under the Employee Sharesave plans and ISP in 2010, 2009 and 2008.

	2010		2009		2008
	Employee		Employee		Employee
Year ended 31 March	Sharesave	ISP	Sharesave	ISP	Sharesave	ISP

Weighted average fair value	14p	106p	27p	47p	71p	182p
Weighted average share price	80p	131p	152p	199p	329p	306p
Weighted average exercise price	63p	–	135p	–	269p	–
Expected dividend yield	5.7%-6.4%	6.5%	4.6%-6.4%	4.9%	5.5%	5.5%
Risk free rates	2.2%-2.8%	2.5%	2.1%-5.5%	5.2%	5.8%	5.8%
Expected volatility	26.9%-30.7%	38.5%	20.7%-28.4%	23.3%	22.0%	18.0%

Employee Sharesave grants, under the BT Group Employee Sharesave and the BT Group International Employee Sharesave option plans, are valued using a Binomial option pricing model. Awards under the ISP are valued using Monte Carlo simulations. TSRs were generated for BT and the comparator group at the end of the three year performance period, using each company’s volatility and dividend yield, as well as the cross correlation between pairs of stocks.
     Volatility has been determined by reference to BT Group plc’s historical volatility which is expected to reflect the BT Group plc share price in the future. An expected life of three months after vesting date is assumed for Employee Sharesave options and for all other awards the expected life is equal to the vesting period. The risk free interest rate is based on the UK gilt curve in effect at the time of the grant, for the expected life of the option or award.
     The fair values for the RSP and DBP were determined using the market price of the shares at the date of grant. The weighted average share price for RSP awards granted in 2010 was 104p (2009: 151p, 2008: 310p). The weighted average share price for DBP awards granted in 2010 was 131p (2009: 203p, 2008: 319p).

76 British Telecommunications plc Annual Report and Form 20-F 2010	Notes to the consolidated financial statements

30. Audit and non-audit services
The following fees for audit and non-audit services were paid or are payable to the company’s auditors, PricewaterhouseCoopers LLP, for the three years ended 31 March 2010.

	2010	2009	2008
Year ended 31 March	£000	£000	£000

Audit services
Fees payable to the company’s auditor and its associates for the audit of parent company and consolidated financial statements	2,544	2,790	2,950
Non-audit services
Fees payable to the company’s auditor and its associates for other services:
• The audit of the company’s subsidiaries pursuant to legislation[a]	4,732	4,675	3,848
• Other services pursuant to legislation[a]	867	1,211	1,590
• Tax services	792	1,247	727
• Services relating to corporate finance transactions[b]	–	32	549
• All other services	941	887	527

	9,876	10,842	10,191

[a] These services are audit services as defined by the Public Company Accounting Oversight Board. AU Section 550 (PCAOB AU Section 550).

[b] These services are audit related services as defined by the PCAOB AU Section 550.
Audit services represents fees payable for services in relation to the audit of the parent company and the consolidated financial statements and also includes fees for reports under section 404 of the US Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley).
     The audit of the company’s subsidiaries pursuant to legislation represents fees payable for services in relation to the audit of the financial statements of subsidiary companies.
     Other services pursuant to legislation represents fees payable for services in relation to other statutory filings or engagements that are required to be carried out by the appointed auditor. In particular, this includes fees for audit reports issued on the group’s regulatory financial statements.
     Tax services represents fees payable for tax compliance and advisory services.
     Services relating to corporate finance transactions represent fees payable in relation to due diligence work completed on acquisitions and disposals.
     All other services represents fees payable for non regulatory reporting on internal controls and other advice on accounting or financial matters.
     In order to maintain the independence of the external auditors, the Board has determined policies as to what non-audit services can be provided by the company’s external auditors and the approval processes related to them. Under those policies, work of a consultancy nature will not be offered to the external auditors unless there are clear efficiencies and value-added benefits to the company.
31. Financial instruments and risk management
The group issues or holds financial instruments mainly to finance its operations; to finance corporate transactions such as dividends and acquisitions; for the temporary investment of short-term funds; and to manage the currency and interest rate risks arising from its operations and from its sources of finance. In addition, various financial instruments, for example trade receivables and trade payables, arise directly from the group’s operations.
Funding and exposure management
The group finances its operations primarily by a mixture of issued share capital, retained profits, deferred taxation and long-term and short-term borrowing. The group borrows in the major long-term bond markets in major currencies and typically, but not exclusively, these markets provide the most cost effective means of long-term borrowing. The group uses derivative financial instruments primarily to manage its exposure to changes in interest and foreign exchange rates against these borrowings. The derivatives used for this purpose are principally interest rate swaps, cross currency swaps and forward currency contracts. The group also uses forward currency contracts to hedge some of its currency exposures arising from funding its overseas operations, acquisitions, overseas assets, liabilities and forward purchase commitments. The group does not hold or issue derivative financial instruments for trading purposes. All transactions in derivative financial instruments are undertaken to manage the risks arising from underlying business activities.
Treasury operations
The group has a centralised treasury operation whose primary role is to manage liquidity, funding, investments and counterparty credit risk arising from transactions with financial institutions. This treasury operation also manages the group’s market risk exposures, including risks arising from volatility in currency and interest rates. The treasury operation acts as a central bank to members of the group providing central deposit taking, funding and foreign exchange management services. Funding and deposit taking is usually provided in the functional currency of the relevant entity. The treasury operation is not a profit centre and its objective is to manage financial risk at optimum cost.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2010 77

31. Financial instruments and risk management continued
Treasury policy
The BT Group plc Board sets the policy for the group’s treasury operation and its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments and group wide exposures under its management. The BT Group plc Board has delegated its authority to operate these polices to a series of panels that are responsible for the management of key treasury risks and operations.
Appointment to and removal from the key panels requires approval from two of the Chairman, the Chief Executive or the Group Finance Director of the BT Group plc Board. The key policies defined by the BT Group plc Board are highlighted in each of the sections below.
     The financial risk management of exposures arising from trading related financial instruments, primarily trade receivables and trade payables, is through a series of policies and procedures set at a group and line of business level. Line of business management apply these policies and procedures and perform review processes to assess and manage financial risk exposures arising from these financial instruments.
     There has been no change in the nature of the group’s risk profile between 31 March 2010 and the date of approval of these financial statements.
Capital management
The objective of BT Group plc’s capital management policy is to reduce debt whilst investing in the business, supporting the pension scheme and delivering progressive dividends. In order to meet this objective, BT Group plc may issue or repay debt, issue new shares, repurchase shares, or adjust the amount of dividends paid to shareholders. BT Group plc manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the group. The BT Group plc Board regularly reviews the capital structure. No changes were made to the group’s objectives and processes during 2010 and 2009.
     The BT Group plc group’s capital structure consists of net debt, committed facilities and shareholders’ equity (excluding the cash flow reserve). The following analysis summarises the components which are managed as capital by BT Group plc:

	2010	2009	2008
At 31 March	£m	£m	£m

Total ultimate parent shareholders’ (deficit) equity (excluding cash flow reserve)	(2,797)	(421)	5,252
BT Group plc consolidated net debt	9,283	10,361	9,460
BT Group plc consolidated committed facilities	1,500	2,300	2,335

Total capital	7,986	12,240	17,047

Interest rate risk management
Management policy
The group has interest bearing financial assets and financial liabilities which may expose the group to either cash flow or fair value volatility. The BT Group plc Board policy is to ensure that at least 70% of BT Group plc’s consolidated net debt is at fixed rates. Short-term interest rate management is delegated to the treasury operation whilst long-term interest rate management decisions require further approval from the BT Group plc Group Finance Director, Director Treasury, Tax and Risk Management or the Treasurer who have been delegated such authority by the BT Group plc Board.
Hedging strategy
In order to manage the group’s interest rate mix profile, the group has entered into swap agreements with commercial banks and other institutions to vary the amounts and periods for which interest rates on borrowings are fixed. Under cross currency swaps, the group agrees with other parties to exchange, at specified intervals, US Dollar and Euro fixed rates into either fixed or floating Sterling interest amounts calculated by reference to an agreed notional principal amount. Under Sterling interest rate swaps, the group agrees with other parties to exchange, at specified intervals, the differences between fixed rate and floating rate Sterling interest amounts calculated by reference to an agreed notional principal amount. The group uses a combination of these derivatives to primarily fix its interest rates.
     The majority of the group’s long-term borrowings have been, and are, subject to fixed Sterling interest rates after applying the impact of hedging instruments. Outstanding currency and interest rate swaps at 31 March 2010 are detailed in the Hedging activities and Other derivatives sections below.
     The majority of the groups investments relate to amounts owed by the parent and the ultimate parent company, they are predominantly denominated in Sterling and earn a floating rate interest by reference to LIBOR interest rates.

78 British Telecommunications plc Annual Report and Form 20-F 2010	Notes to the consolidated financial statements

31. Financial instruments and risk management continued
Sensitivities
The group is exposed to volatility in the income statement and shareholders’ equity arising from changes in interest rates. To demonstrate this volatility, management have concluded that a 100 basis point increase (2009: 100 basis point increase) in interest rates and parallel shift in yield curves across Sterling, US Dollar and Euro currencies is a reasonable benchmark for performing a sensitivity analysis. All adjustments to interest rates for the impacted financial instruments are assumed to take effect from the respective balance sheet date.
     After the impact of hedging, the group’s main exposure to interest rate volatility in the income statement arises from investments (mainly amounts owed by the parent and ultimate parent companies), variable rate borrowings and fair value movements on derivatives not in hedging relationships which are largely influenced by Sterling rates. Trade payables, trade receivables and other financial instruments do not present a material exposure to interest rate volatility. With all other factors remaining constant and based on the composition of balance sheet financial assets and financial liabilities at 31 March 2010, a 100 basis point increase (2009: 100 basis point increase) in Sterling interest rates would decrease the group’s annual net finance expense by approximately £194m (2009: increase the group’s annual net finance income by £180m).
     The group’s main exposure to interest rate volatility within shareholders’ equity, as defined in IFRS 7, arises from fair value movements on derivatives held in the cash flow reserve. The derivatives have an underlying interest rate exposure to Sterling, Euro and US Dollar rates. With all other factors remaining constant and based on the composition of derivatives included in the cash flow reserve at the balance sheet date, a 100 basis point increase (2009: 100 basis point increase) in interest rates in each of the currencies would impact equity, before tax, as detailed below:

	2010	2009
	£m	£m
	Charge (credit)	Charge (credit)

Sterling interest rates	496	550
US Dollar interest rates	(392)	(538)
Euro interest rates	(134)	(149)

The impact as a result of a 100 basis point decrease in interest rates would have broadly the same impact in the opposite direction.
     The long-term debt instruments which the group issued in December 2000 and February 2001 both contained covenants providing that if the BT Group plc group’s credit rating were downgraded below A3 in the case of Moody’s or below A– in the case of Standard & Poor’s (S&P), additional interest would accrue from the next coupon period at a rate of 0.25 percentage points for each ratings category adjustment by each ratings agency. In February 2010, S&P downgraded BT Group plc’s credit rating to BBB–. Prior to this in March 2009, Moody’s and S&P downgraded BT Group plc’s credit rating to Baa2 and BBB, respectively. Based on the total debt of £4.4bn outstanding on these instruments at 31 March 2010, the group’s finance expense would increase/decrease by approximately £9m in the year ending 31 March 2011 if BT Group plc’s credit rating were to be downgraded/upgraded respectively by one credit rating category by both agencies below a long-term debt rating of Baa2/BBB–.
     In addition, the group’s €600m 2014 bond issued in June 2009 would attract an additional 1.25 percentage points for a downgrade by one credit rating category by both Moody’s and S&P below Baa3/BBB–, respectively. This would result in an additional finance expense of £5m in the year ending 31 March 2011.
Foreign exchange risk management
Management policy
The purpose of the group’s foreign currency hedging activities is to protect the group from the risk that the eventual net inflows and net outflows will be adversely affected by changes in exchange rates. The BT Group plc Board policy for foreign exchange risk management defines the types of transactions which should normally be covered, including significant operational, funding and currency interest exposures, and the period over which cover should extend for the different types of transactions. Short-term foreign exchange management is delegated to the treasury operation whilst long-term foreign exchange management decisions require further approval from the BT Group plc Group Finance Director, Director Treasury, Tax and Risk Management or the Treasurer who have been delegated such authority by the BT Group plc Board. The policy delegates authority to the Director Treasury, Tax and Risk Management to take positions of up to £100m and for the Group Finance Director to take positions of up to £1bn.
Exposure and hedging
A significant proportion of the group’s current revenue is invoiced in Sterling, and a significant element of its operations and costs arise within the UK. The group’s overseas operations generally trade and are funded in their functional currency which limits their exposure to foreign exchange volatility. The group’s foreign currency borrowings, which totalled £9.4bn at 31 March 2010 (2009: £10.1bn), are used to finance its operations and have been predominantly swapped into Sterling using cross currency swaps. The group also enters into forward currency contracts to hedge foreign currency investments, interest expense, capital purchases and purchase and sale commitments on a selective basis. The commitments hedged are principally denominated in US Dollar, Euro and Asia Pacific region currencies. As a result, the group’s exposure to foreign currency arises mainly on its non UK subsidiary investments and on residual currency trading flows.
Sensitivities
After hedging, with all other factors remaining constant and based on the composition of assets and liabilities at the balance sheet date, the group’s exposure to foreign exchange volatility in the income statement from a 10% strengthening/weakening in Sterling against other currencies would result in a credit/charge respectively of approximately £26m (2009: approximately £40m).
     The group’s main exposure to foreign exchange volatility within shareholders’ equity (excluding translation exposures) arises from fair value movements on derivatives held in the cash flow reserve. The majority of foreign exchange fluctuations in the cash flow reserve are recycled immediately to the income statement to match the hedged item and therefore the group’s exposure to foreign exchange fluctuations in equity would be insignificant in both 2010 and 2009.
     Outstanding cross currency swaps at 31 March 2010 are detailed in the Hedging activities and Other derivatives sections below.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2010 79

31. Financial instruments and risk management continued
Credit risk management
Treasury management policy
The group’s exposure to credit risk arises from financial assets transacted by the treasury operation (primarily derivatives, investments, cash and cash equivalents) and from its trading related receivables. For treasury related balances, the BT Group plc Board defined policy restricts exposure to any one counterparty by setting credit limits based on the credit quality as defined by Moody’s and Standard and Poor’s and by defining the types of financial instruments which may be transacted. The minimum credit ratings permitted with counterparties are A3/A- for long-term and P1/A1 for short-term investments. The treasury operation continuously reviews the limits applied to counterparties and will adjust the limit according to the nature and credit standing of the counterparty up to the maximum allowable limit set by the BT Group plc Board. Management review significant utilisations on a regular basis to determine the adjustments required, if any, and actively manage any exposures which may arise. Where multiple transactions are undertaken with a single counterparty, or group of related counterparties, the group may enter into netting arrangements to reduce the group’s exposure to credit risk. The group makes use of standard International Swaps and Derivative Association (ISDA) documentation. In addition, where possible the group will seek a combination of a legal right of set off and net settlement. The group also seeks collateral or other security where it is considered necessary. The treasury operation regularly reviews the credit limits applied when investing with counterparties in response to market conditions and continues to monitor their credit quality and actively manage any exposures which arise.
Exposures
The maximum credit risk exposure of the group’s financial assets at the balance sheet date are as follows:

	2010	2009
At 31 March	£m	£m

Derivative financial assets	1,700	2,700
Investments	19,133	18,855
Trade and other receivables[a]	2,961	3,111
Cash and cash equivalents	1,441	1,287

Total	25,235	25,953

a The carrying amount excludes £749m (2009: £1,084m) of current and £336m (2009: £322m) of non current trade and other receivables which relate to non financial assets.
Note 17 discloses the credit concentration and credit quality of derivative financial assets. The majority of these derivatives are in designated cash flow hedges. With all other factors remaining constant and based on the composition of net derivative financial assets at 31 March 2010, a 100 basis point shift in yield curves across each of the ratings categories within which these derivative financial assets are classified would change their carrying values and impact equity, before tax, as follows:

	Impact of 100 basis	Impact of 100 basis
	point increase	point decrease
At 31 March	£m	£m

Moody’s/S&P credit rating
Aa2/AA	(3)	4
Aa3/AA-	(26)	30
A1/A+	(89)	104
A2/A	(102)	122

	(220)	260

The group also has credit exposure arising on amounts owed by its parent and ultimate parent companies, with the majority of this balance being owed by the parent company. The related party disclosures detailed in note 24 provide details of how this loan has arisen. The loan owed by the parent company is primarily supported by the parent company’s investment in British Telecommunications plc. The credit quality of other treasury related financial assets is provided in notes 9 and 12.
Operational management policy
The group’s credit policy for trading related financial assets is applied and managed by each of the lines of business to ensure compliance. The policy requires that the creditworthiness and financial strength of customers is assessed at inception and on an ongoing basis. Payment terms are set in accordance with industry standards. The group will also enhance credit protection when appropriate, taking into consideration the customer’s exposure to the group, by applying processes which include netting and off setting, and requesting securities such as deposits, guarantees and letters of credit. The group takes proactive steps to minimise the impact of adverse market conditions on trading related financial assets. The concentration of credit risk for trading balances of the group is provided in note 15 which analyses outstanding balances by line of business and reflects the nature of customers in each line of business.

80 British Telecommunications plc Annual Report and Form 20-F 2010	Notes to the consolidated financial statements

31. Financial instruments and risk management continued
Liquidity risk management
Management policy
The group ensures its liquidity is maintained by entering into short, medium and long-term financial instruments to support operational and other funding requirements. On at least an annual basis the BT Group plc Board reviews and approves the maximum long-term funding of the group and on an ongoing basis considers any related matters. Short and medium-term requirements are regularly reviewed and managed by the treasury operation within the parameters of the policies set by the BT Group plc Board.
     The group’s liquidity and funding management process includes projecting cash flows and considering the level of liquid assets in relation thereto, monitoring balance sheet liquidity and maintaining a diverse range of funding sources and back up facilities. The BT Group plc Board reviews the BT Group plc consolidated forecasts (which incorporates the British Telecommunications plc consolidated group), including cash flow forecasts, on a quarterly basis. The treasury operation reviews cash flows more frequently to assess the short and medium-term requirements. These assessments ensure the group responds to possible future cash constraints in a timely manner. Liquid assets surplus to the immediate operating requirements of the group are generally invested and managed by the treasury operation. Requests from group companies for operating finance are met whenever possible from central resources.
Liquidity position
During 2010, debt amounting to £1bn matured consisting of £0.7bn of commercial paper and £0.3bn of long-term debt. This was offset by new issuance of a €600m bond at 6.125% repayable in 2014 which was swapped into £520m at a fixed semi-annual rate of 6.8%. During 2009, debt amounting to £0.9bn matured consisting of bank notes and Sterling floating notes. This was offset by new issuances of £1.5bn mainly consisting of a €1bn bond at 6.5% repayable in 2015, which was swapped into £0.8bn at an average annualised Sterling interest rate of 7.7%, and commercial paper. In addition, investments of £0.3bn matured.
     During 2010 and 2009 the group issued commercial paper and held cash, cash equivalents and current asset investments in order to manage short-term liquidity requirements. At 31 March 2010 the group had an undrawn committed borrowing facility of £1.5bn (2009: £1.5bn). The facility is available for the period to January 2013. The group had an additional undrawn committed borrowing facility of £900m which expired in March 2010.
     Refinancing risk is managed by limiting the amount of borrowing that matures within any specified period and having appropriate strategies in place to manage refinancing needs as they arise. The group has two significant term debt maturities during the 2011 financial year. In December 2010, the group’s US Dollar 8.625% note matures with a principal of US$2,883m (£1,742m at swapped rates) and in February 2011, a Euro 7.375% note matures with a principal of €1,125m (£758m at swapped rates). The group has built up significant liquidity in anticipation of these maturities which, alongside cash flows generated from operations and the group’s financing strategy, will fund this requirement. In May 2010, the group entered into a £650m two-year facility arrangement. There are no term debt maturities in the 2012 financial year. At 31 March 2010, the BT Group plc credit rating was BBB- with stable outlook with S&P and Baa2 with negative outlook with Moody’s respectively (2009: BBB with stable outlook/Baa2 with negative outlook).

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2010 81

31. Financial instruments and risk management continued
The group’s remaining contractually agreed cash flows, including interest, associated with financial liabilities based on undiscounted cash flows are as follows:

		Within one year, or	Between one and	Between two and	Between three and	Between four and
	Carrying amount	on demand	two years	three years	four years	five years	After five years
Outflow (inflow)[d]	£m	£m	£m	£m	£m	£m	£m

At 31 March 2010
Loans and borrowings	12,844
Principal		2,964	18	1,763	11	1,213	6,575
Interest		833	581	581	484	484	4,016
Trade and other payables[a]	4,834	4,834	–	–	–	–	–
Provisions[b]	255	61	37	30	26	45	143
Derivative financial instrument liabilities analysed based on earliest payment date[c]
Net settled	662	450	78	185	65	(215)	745
Gross settled	37
Outflow		1,081	–	–	–	–	–
Inflow		(1,074)	–	–	–	–	–

Total		9,149	714	2,559	586	1,527	11,479

Derivative financial instrument liabilities analysed based on holding instrument to maturity
Net settled	662	193	92	93	92	93	745
Gross settled	37
Outflow		424	20	20	20	20	577
Inflow		(413)	(21)	(21)	(21)	(21)	(577)

At 31 March 2009
Loans and borrowings	14,268
Principal		1,240	3,098	10	1,829	14	7,752
Interest		914	900	649	650	550	5,333
Trade and other payables[a]	5,409	5,409	–	–	–	–	–
Provisions[b]	166	59	17	15	13	8	119
Derivative financial instrument liabilities analysed based on earliest payment date[c]
Net settled	762	244	338	28	50	19	30
Gross settled	5
Outflow		414	113	–	–	–	–
Inflow		(409)	(113)	–	–	–	–

Total		7,871	4,353	702	2,542	591	13,234

Derivative financial instrument liabilities analysed based on holding instrument to maturity
Net settled	762	117	117	60	60	60	634
Gross settled	5
Outflow		414	113	–	–	–	–
Inflow		(409)	(113)	–	–	–	–

[a]	The carrying amount excludes £1,859m (2009: £1,861m) of current and £804m (2009: £794m) of non current trade and other payables which relate to non financial liabilities.
[b]	The carrying amount excludes £73m (2009: £195m) of current and £513m (2009: £359m) of non current provisions which relate to non financial liabilities.
[c]	Certain derivative financial instrument liabilities contain break clauses, whereby either the group or bank counterparty can terminate the swap on certain dates and the mark to market position is settled in cash.
[d]	Foreign currency related cash flows were translated at the closing rate as at the relevant reporting date. Future variable interest rate cash flows were calculated using the most recent rate applied at the relevant balance sheet date.

82 British Telecommunications plc Annual Report and Form 20-F 2010	Notes to the consolidated financial statements

31. Financial instruments and risk management continued
Price risk management
The group has limited exposure to price risk.
Hedging activities
The group had outstanding hedging activities as at 31 March 2010 as follows:

				Derivative fair value[b]
								Period over
						Remaining term	Weighted average	which forecast
	Hedging		Notional			of hedging	interest rate on	transaction
Hedged item	instruments	Hedge type	principal	Asset	Liability	instruments	hedging instruments	arises
			£m	£m	£m

Euro and US Dollar denominated borrowings[a]	Interest rate swaps	Cash flow	2,913	–	361	9 months to 21 years	Sterling receivable at 0.8% Sterling payable at 5.9%
	Cross currency swaps	Cash flow	7,612	1,571	30	9 months to 21 years	Euro receivable at 6.1% US Dollar receivable at 7.6% Sterling payable at 6.3%

Sterling denominated borrowings[a]	Interest rate swaps	Fair value	500	–	6	19 years	Sterling receivable at 5.8% Sterling payable at 2.2%

Euro and US Dollar step up interest on currency denominated borrowings[a]	Forward currency contracts	Cash flow	247	16	–	3 to 9 months rolling basis		21 years

Currency exposures on overseas purchases principally US Dollar and Asia Pacific currencies	Forward currency contracts	Cash flow	161	–	4	1 month rolling basis		12 months

Purchase of US Dollar denominated retail devices	Forward currency contracts	Cash flow	180	7	–	1 to 9 months

[a] See note 16.
[b] See note 17.

The group had outstanding hedging activities as at 31 March 2009 as follows:

				Derivative fair value[b]
								Period over
						Remaining term	Weighted average	which forecast
	Hedging		Notional			of hedging	interest rate on	transaction
Hedged item	instruments	Hedge type	principal	Asset	Liability	instruments	hedging instruments	arises
			£m	£m	£m

Euro and US Dollar denominated borrowings[a]	Interest rate swaps	Cash flow	2,913	–	446	2 to 22 years	Sterling receivable at 3.0% Sterling payable at 5.9%
	Cross currency swaps	Cash flow and fair value	7,227	2,559	1	5 months to 22 years	Euro receivable at 6.0% US Dollar receivable at 7.7% Sterling payable at 7.2%
Euro and US Dollar step up interest on currency denominated borrowings[a]	Forward currency contracts	Cash flow	223	9	–	3 to 5 months rolling basis		22 years

Euro and US Dollar commercial paper[a]	Forward currency contracts	Cash flow	490	17	–	Less than 3 months rolling basis

Purchase of US Dollar denominated fixed assets	Forward currency contracts	Cash flow	48	–	1	Less than 1 month		4 years

Euro deferred consideration on acquisition	Forward currency contracts	Cash flow	50	1	–	Less than 5 months

[a]	See note 16.
[b]	See note 17.
Other derivatives
At 31 March 2010, the group held certain foreign currency forward and interest rate swap contracts which were not in hedging relationships in accordance with IAS 39. Foreign currency forward contracts were economically hedging operational purchases and sales and had a notional principal amount of £189m for purchases of currency (2009: £533m) and had a maturity period of under one month (2009: under nine months). Interest rate swaps not in hedging relationships under IAS 39 had a notional principal amount of £1.9bn (2009: £1.9bn) and mature between 2014 and 2030 (2009: 2014 and 2030). The interest receivable under these swap contracts is at a weighted average rate of 4.2% (2009: 6%) and interest payable is at a weighted average rate of 5.8% (2009: 7.6%). The volatility arising from these swaps is recognised through the income statement but is limited due to a natural offset in their fair value movements. In 2009 the group entered into credit default swap contracts to economically hedge part of its US Dollar denominated derivative financial assets, which had a notional principal of US$90m. These derivatives matured in 2010.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2010 83

31. Financial instruments and risk management continued
Fair value of financial instruments
The table below discloses the carrying amounts and fair values of all of the group’s financial instruments which are not carried at an amount which approximates to their fair value on the balance sheet at 31 March 2010 and 2009. The carrying amounts are included in the group balance sheet under the indicated headings. The fair values of listed investments were estimated based on quoted market prices for those investments. The carrying value of floating rate investments approximated to their fair values due to the frequent reset of interest rates to market rates. The carrying amount of the short-term deposits and investments approximated to their fair values due to the short maturity of the investments held. The carrying amount of trade receivables and payables approximated to their fair values due to the short maturity of the amounts receivable and payable. The fair value of the group’s bonds, debentures, notes, finance leases and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist or the carrying value of floating rate borrowings approximated to their fair values due to the frequent reset of interest rates to market rates. The fair value of the group’s outstanding swaps and foreign exchange contracts were the estimated amounts, calculated using discounted cash flow models taking into account market rates of interest and foreign exchange at the balance sheet date.

	Carrying amount		Fair value
	2010	2009	2010	2009
At 31 March	£m	£m	£m	£m

Financial liabilities
Listed bonds, debentures and notes	12,157	12,189	13,304	11,384
Finance leases	304	332	343	366
Other loans and borrowings	383	1,747	407	1,699

The table below shows certain financial assets and financial liabilities that have been measured at fair value analysed, by the level of valuation method. The three levels of valuation methodology used are:
•	Level 1 – uses quoted prices in active markets for identical assets or liabilities

•	Level 2 – uses inputs for the asset or liability other than quoted prices, that are observable either directly or indirectly

•	Level 3 – uses inputs for the asset or liability that are not based on observable market data, such as internal models or other valuation methods.

	Level 1	Level 2	Level 3	Total
At 31 March 2010	£m	£m	£m	£m

Financial assets at fair value
Non current and current derivative financial assets
Derivatives designated as accounting hedges	–	1,594	–	1,594
Other derivatives	–	106	–	106

Total current and non current derivative financial assets (note 17)	–	1,700	–	1,700

Available-for-sale financial assets
Non current and current investments
Liquid investments	–	258	–	258
Other investments	11	–	34	45

Total non current and current investments (note 12)	11	258	34	303

Total financial assets at fair value	11	1,958	34	2,003

Financial liabilities at fair value
Current and non current derivative financial liabilities
Derivatives designated as accounting hedges	–	401	–	401
Other derivatives	–	298	–	298

Total current and non current financial liabilities (note 17)	–	699	–	699

Total financial liabilities at fair value	–	699	–	699

84 British Telecommunications plc Annual Report and Form 20-F 2010	Notes to the consolidated financial statements

31. Financial instruments and risk management continued
Movements in 2010 for financial instruments measured using Level 3 valuation methods are presented below:

Other investments
£m

At 1 April 2009	23
Additions	12
Disposals	(1)

At 31 March 2010	34

There were no losses recognised in the income statement in respect of Level 3 assets held at 31 March 2010.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2010 85

REPORT OF THE INDEPENDENT AUDITORS – PARENT COMPANY FINANCIAL STATEMENTS
We have audited the parent company financial statements of British Telecommunications plc for the year ended 31 March 2010 which comprise the parent company balance sheet, the accounting policies and the related notes. The financial reporting framework that has been applied in their preparation is applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).
Respective responsibilities of directors and auditors
As explained more fully in the Statement of directors’ responsibilities set out on page 30, the directors are responsible for the preparation of the parent company financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit the parent company financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.
     This report, including the opinions, has been prepared for and only for the company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Scope of the audit of the financial statements
An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the parent company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements.
Opinion on financial statements
In our opinion the parent company financial statements:
•	give a true and fair view of the state of the company’s affairs as at 31 March 2010;

•	have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and

•	have been prepared in accordance with the requirements of the Companies Act 2006.
Opinion on other matters prescribed by the Companies Act 2006
In our opinion the information given in the Report of the directors for the financial year for which the parent company financial statements are prepared is consistent with the parent company financial statements.
Matters on which we are required to report by exception
We have nothing to report in respect of the following matters where the Companies Act 2006 requires us to report to you if, in our opinion:
•	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

•	the parent company financial statements are not in agreement with the accounting records and returns; or

•	certain disclosures of directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.
Other matter
We have reported separately on the group financial statements of British Telecommunications plc for the year ended 31 March 2010.
Philip Rivett (Senior Statutory Auditor)
for and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
London, United Kingdom
18 May 2010

86 British Telecommunications plc Annual Report and Form 20-F 2010	Report of the independent auditors – Parent company financial statements

FINANCIAL STATEMENTS OF BRITISH TELECOMMUNICATIONS PLC
BRITISH TELECOMMUNICATIONS PLC PARENT COMPANY ACCOUNTING POLICIES
(i) Accounting basis
As used in these financial statements and associated notes, the term ‘company’ refers to British Telecommunications plc (BT plc). These separate financial statements of the company are presented as required by the Companies Act 2006. The separate financial statements have been prepared in accordance with UK Generally Accepted Accounting Principles (UK GAAP).
     The financial statements are prepared on a going concern basis and under the historical cost convention as modified by the revaluation of certain financial instruments at fair value.
Exemptions
As permitted by Section 408(3) of the Companies Act 2006, the company’s profit and loss account has not been presented.
     The BT plc consolidated financial statements for the year ended 31 March 2010 contain a consolidated cash flow statement. Consequently, the company has taken advantage of the exemption in FRS 1, ‘Cash Flow Statements’ not to present its own cash flow statement.
     The BT plc consolidated financial statements for the year ended 31 March 2010 contain related party disclosures. Consequently, the company has taken advantage of the exemption in FRS 8, ‘Related Party Disclosures’ not to disclose transactions with other members of the BT Group.
     The BT plc consolidated financial statements for the year ended 31 March 2010 contain financial instruments disclosures which comply with FRS 29, ‘Financial Instruments: Disclosures’. Consequently, the company is exempted by FRS 29 from providing its disclosure requirements in respect of financial instruments.
Implementation of new accounting standards
With effect from 1 April 2009, the company has adopted the amendment to FRS 20 ‘Share-based payment – Vesting Conditions and Cancellations’, minor amendments to a number of other accounting standards and several new interpretations. The adoption of the amendment to FRS 20 has resulted in the restatement of comparative information. Further details are provided on page 91.
(ii) Turnover
Turnover represents the fair value of the consideration received or receivable for communication services and equipment sales, net of discounts and sales taxes. Turnover from the rendering of services and sale of equipment is recognised when it is probable that the economic benefits associated with a transaction will flow to the company, and the amount of turnover and associated costs can be measured reliably. Where the company acts as an agent in a transaction it recognises turnover net of directly attributable costs.
Services
Turnover arising from separable installation and connection services is recognised when it is earned, upon activation. Turnover from the rental of analogue and digital lines and private circuits is recognised evenly over the period to which the charges relate. Turnover from calls is recognised at the time the call is made over the company’s network.
     Subscription fees, consisting primarily of monthly charges for access to broadband and other internet access or voice services, are recognised as turnover as the service is provided. Turnover arising from the interconnection of voice and data traffic between other telecommunications operators is recognised at the time of transit across the company’s network.
Equipment sales
Turnover from the sale of peripheral and other equipment is recognised when all the significant risks and rewards of ownership are transferred to the buyer, which is normally the date the equipment is delivered and accepted by the customer.
Long-term contractual arrangements
Turnover from long-term contractual arrangements is recognised based on the percentage of completion method. The stage of completion is estimated using an appropriate measure according to the nature of the contract. For long-term services contracts turnover is recognised on a straight line basis over the term of the contract. However, if the performance pattern is other than straight line, turnover is recognised as services are provided, usually on an output or consumption basis. For fixed price contracts, including contracts to design and build software solutions, turnover is recognised by reference to the stage of completion, as determined by the proportion of costs incurred relative to the estimated total contract costs, or other measures of completion, such as the achievement of contract milestones and customer acceptance. In the case of time and materials contracts, turnover is recognised as the service is rendered.
     Costs related to delivering services under long-term contractual arrangements are expensed as incurred. An element of costs incurred in the initial set up, transition or transformation phase of the contract is deferred and recorded within debtors due after more than one year. These costs are then recognised in the profit and loss account on a straight line basis over the remaining contractual term, unless the pattern of service delivery indicates a different profile is appropriate. These costs are directly attributable to specific contracts, relate to future activity, will generate future economic benefits and are assessed for recoverability on a regular basis.
     The percentage of completion method relies on estimates of total expected contract turnover and costs, as well as reliable measurement of the progress made towards completion. Unless the financial outcome of a contract can be estimated with reasonable certainty, no attributable profit is recognised. In such circumstances, turnover is recognised equal to the costs incurred to date, to the extent that such turnover is expected to be recoverable. Recognised turnover and profits are subject to revisions during the contract if the assumptions regarding the overall contract outcome are changed. The cumulative impact of a revision in estimates is recorded in the period in which such revisions become likely and can be estimated. Where the actual and estimated costs to completion exceed the estimated turnover for a contract, the full contract life loss is recognised immediately.
     Where a contractual arrangement consists of two or more separate elements that have value to a customer on a standalone basis, turnover is recognised for each element as if it were an individual contract. The total contract consideration is allocated between the separate elements on the basis of relative fair value and the appropriate turnover recognition criteria are applied to each element as described above.
(iii) Research and development
Expenditure on research and development is expensed as incurred.
(iv) Leases
Assets held under finance leases are capitalised and depreciated over their useful lives. The capital element of future obligations under finance leases are recognised as liabilities. The interest element of rental obligations is charged over the period of the finance lease and represents a constant proportion of the balance of capital repayments outstanding. If a sale and leaseback transaction results in a finance

Parent company accounting policies	British Telecommunications plc Annual Report and Form 20-F 2010 87

lease, any excess of sale proceeds over the carrying amount is deferred and recognised in the profit and loss account over the lease term.
     Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases by the lessee. Operating lease rentals are charged against the profit and loss account on a straight line basis over the lease period. If a sale and leaseback transaction results in an operating lease, any profit or loss is recognised in the profit and loss account immediately.
(v) Foreign currencies
Transactions in foreign currencies are translated into the functional currency using the exchange rate prevailing at the date of the transaction. Foreign exchange gains and losses resulting from settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are recognised in the profit and loss account except when deferred in reserves as qualifying cash flow hedges.
(vi) Goodwill
Goodwill arising from the purchase of businesses represents the excess of the fair value of the purchase consideration over the fair value of the identifiable net assets acquired.
     Goodwill is amortised on a straight line basis from the time of acquisition over its useful economic life. The economic life is normally presumed to be a maximum of 20 years.
     If a business is subsequently sold, the appropriate unamortised goodwill is included in the profit and loss account in the period of disposal as part of the gain or loss on disposal.
(vii) Tangible fixed assets
Tangible fixed assets are stated at historical cost less depreciation.
Cost
Cost in the case of network infrastructure and equipment includes direct labour, contractors’ charges, materials, and directly attributable overheads.
Depreciation
Depreciation is provided on tangible fixed assets on a straight line basis from the time the asset is available for use, so as to write off the asset’s cost over the estimated useful life taking into account any expected residual values. Freehold land is not subject to depreciation.
     The lives assigned to other significant tangible fixed assets are:

Land and buildings
Freehold buildings	40 years
Leasehold land and buildings	Unexpired portion of
lease or 40 years,
whichever is the shorter

Network infrastructure and equipment
Transmission equipment:
Duct	40 years
Cable	3 to 25 years
Fibre	5 to 20 years
Exchange equipment	2 to 13 years
Payphones and other network equipment	2 to 20 years

Other
Motor vehicles	2 to 9 years
Computers and office equipment	3 to 6 years
Software	2 to 5 years
Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and useful lives are reassessed annually, and if necessary changes are recognised prospectively.
(viii) Impairment of fixed assets and goodwill
Fixed assets and goodwill are tested for impairment if events or changes in circumstances (assessed at each reporting date) indicate that the carrying amount might not be recoverable. Goodwill is also reviewed for impairment at the end of the first financial year after its initial recognition.
     When an impairment test is performed, the recoverable amount is assessed by reference to the higher of the present value of the expected future cash flow (value in use) of the continued use of the asset, and the fair value less cost to sell. Impairment losses are recognised in the profit and loss account.
(ix) Investments in subsidiary undertakings
Investments in subsidiary undertakings are stated at cost and reviewed for impairment if there are indicators that the carrying value may not be recoverable.
(x) Stocks
Stocks mainly comprise items of equipment held for sale or rental and consumable items.
     Equipment and consumable items are stated at the lower of cost and estimated net realisable value, after provisions for obsolescence. Cost is calculated on a first-in-first-out basis.
(xi) Redundancy costs
Redundancy or leaver costs are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. Redundancy or leaver costs are charged against the profit and loss account in the year in which the company is demonstrably committed to the employees leaving the company.
(xii) Post retirement benefits
The company operates a funded defined benefit pension plan, which is administered by an independent Trustee, for the majority of its employees.
     The company’s obligation in respect of defined benefit pension plans, is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service to date. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted to arrive at the net pension obligation or asset. The discount rate used is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating the terms of the company’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method. The net obligation or asset recognised in the balance sheet is the present value of the defined benefit obligation less the fair value of the plan assets.
     The profit and loss account charge is split between an operating charge and net finance expense or income. The operating charge reflects the service costs which are spread systematically over the working lives of the employees. The net finance charge relates to the unwinding of the discount applied to the liabilities of the plan, offset by the expected return on the assets of the plan, based on conditions prevailing at the start of the year.
     Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the reconciliation of movement in equity shareholders’ funds.
     Actuarial valuations of the main defined benefit plan are carried out by an independent actuary as determined by the Trustee at intervals of not more than three years, to determine the rates of contribution payable. The pension cost is determined on advice of the company’s actuary, having regard to the results of these Trustee valuations. In any intervening years, the actuary reviews the continuing appropriateness of the contribution rates.

88 British Telecommunications plc Annual Report and Form 20-F 2010	Parent company accounting policies

The company also operates defined contribution pension schemes and the profit and loss account is charged with the contributions payable.
(xiii) Share-based payments
The ultimate parent undertaking, BT Group plc, has a number of employee share schemes and share option plans, as detailed in note 29 in the BT plc consolidated financial statements, under which it makes equity settled share-based payments to certain employees of the company. Equity settled share-based payments are measured at fair value at the date of grant after taking into account the company’s best estimate of the number of awards expected to vest. For share-based payments to employees of the company, the fair value determined at the date of grant is recognised on a straight line basis together with a corresponding increase in equity over the vesting period.
     Fair value is measured using either the Binomial or the Monte Carlo model, whichever is the most appropriate.
(xiv) Taxation including deferred tax
Current income tax is calculated based on tax laws enacted or substantively enacted at the balance sheet date. Full provision is made for deferred taxation on all timing differences which have arisen but not reversed at the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be sufficient taxable profits from which the underlying timing differences can be deducted. The deferred tax balances are not discounted.
(xv) Dividends
Interim and final dividends are recognised when they are paid.
(xvi) Provisions
Provisions are recognised when the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Financial liabilities within provisions are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method. Provisions are discounted to present value where the effect is material.
(xvii) Financial instruments
Recognition and derecognition of financial assets and financial liabilities
Financial assets and financial liabilities are recognised when the company becomes party to the contractual provisions of the instrument. Financial assets are derecognised when the company no longer has rights to cash flows, the risks and rewards of ownership or control of the asset. Financial liabilities are derecognised when the obligation under the liability is discharged, cancelled or expires. In particular, for all regular way purchases and sales of financial assets, the company recognises the financial assets on the settlement date, which is the date on which the asset is delivered to or by the company.
Financial assets
Financial assets at fair value through profit or loss
A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term (held for trading) or if so designated by management. Financial assets held in this category are initially recognised and subsequently measured at fair value, with changes in value recognised in the profit and loss account in the line which most appropriately reflects the nature of the item or transaction. The direct transaction costs are recognised immediately in the profit and loss account.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than:
•	those that the company intends to sell immediately or in the short-term, which are classified as held for trading;

•	those for which the company may not recover substantially all of its initial investment, other than because of credit deterioration, which are classified as available-for-sale.
Loans and receivables are initially recognised at fair value plus transaction costs and subsequently carried at amortised cost using the effective interest method, with changes in carrying value recognised in the profit and loss account in the line which most appropriately reflects the nature of the item or transaction.
Fixed asset investments
Fixed asset investments are stated at cost net of permanent diminution in value.
Available-for-sale financial assets
Non-derivative financial assets classified as available-for-sale are either specifically designated in this category or not classified in any of the other categories. Available-for-sale financial assets are initially recognised at fair value plus direct transaction costs and then re-measured at subsequent reporting dates to fair value, with unrealised gains and losses (except for changes in exchange rates for monetary items, interest, dividends and impairment losses which are recognised in the profit and loss account) recognised in equity until the financial asset is derecognised, at which time the cumulative gain or loss previously recognised in equity is taken to the profit and loss account, in the line which most appropriately reflects the nature of the item or transaction.
Debtors
Trade debtors are initially recognised at fair value, which is usually the original invoiced amount and subsequently carried at amortised cost using the effective interest method less provisions made for doubtful debts.
     Provisions are made specifically where there is evidence of a risk of non payment, taking into account ageing, previous losses experienced and general economic conditions.
Cash
Cash includes cash in hand, bank deposits repayable on demand and bank overdrafts.
Impairment of financial assets
The company assesses at each balance sheet date whether a financial asset or group of financial assets are impaired.
     Where there is objective evidence that an impairment loss has arisen on assets carried at amortised cost, the carrying amount is reduced with the loss being recognised in the profit and loss account. The impairment loss is measured as the difference between that asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The impairment loss is only reversed if it can be related objectively to an event after the impairment was recognised and is reversed to the extent the carrying value of the asset does not exceed its amortised cost at the date of reversal.
     If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its fair value is transferred from equity to the profit and loss account. Reversals of impairment losses on debt instruments are taken through the profit and loss account if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the profit and

Parent company accounting policies	British Telecommunications plc Annual Report and Form 20-F 2010 89

loss account. Reversals in respect of equity instruments classified as available-for-sale are recognised directly in equity.
     If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be objectively measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.
Financial liabilities
Creditors
Creditors are initially recognised at fair value, which is usually the original invoiced amount, and subsequently carried at amortised cost using the effective interest method.
Loans and other borrowings
Loans and other borrowings are initially recognised at fair value plus directly attributable transaction costs. Where loans and other borrowings contain a separable embedded derivative, the fair value of the embedded derivative is the difference between the fair value of the hybrid instrument and the fair value of the loan or other borrowing. The fair value of the embedded derivative and the loan or borrowing is recorded separately on initial recognition. Loans and other borrowings are subsequently measured at amortised cost using the effective interest method and, if included in a fair value hedge relationship, are revalued to reflect the fair value movements on the hedged risk associated with the loans and other borrowings. The resultant amortisation of fair value movements, on de-designation of the hedge, are recognised in the profit and loss account.
Financial guarantees
Financial guarantees are recognised initially at fair value plus transaction costs and subsequently measured at the higher of the amount determined in accordance with the accounting policy relating to provisions and the amount initially determined less, when appropriate, cumulative amortisation.
Derivative financial instruments
The company uses derivative financial instruments mainly to reduce exposure to foreign exchange risks and interest rate movements. The company does not hold or issue derivative financial instruments for financial trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.
     Derivative financial instruments are classified as held for trading and are initially recognised and subsequently measured at fair value. The gain or loss on re-measurement to fair value is recognised immediately in the profit and loss account in net finance expense or income. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge. Derivative financial instruments are classified as current assets or current liabilities where they are not designated in a hedging relationship or have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months and are designated in a hedge relationship, they are classified within either fixed assets or creditors amounts falling due after more than one year.
     Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risk and characteristics are not closely related to those of host contracts and host contracts are not carried at fair value. Changes in the fair value of embedded derivatives are recognised in the profit and loss account in the line which most appropriately reflects the nature of the item or transaction.
Hedge accounting
To qualify for hedge accounting, hedge documentation must be prepared at inception and the hedge must be expected to be highly effective both prospectively and retrospectively. The hedge is tested for effectiveness at inception and in subsequent periods in which the hedge remains in operation.
Cash flow hedge
When a financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity.
     For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the same line in the profit and loss account in the same period or periods during which the hedged transaction affects the profit and loss account.
     For highly probable transactions, when the transaction subsequently results in the recognition of a non financial asset or non financial liability the associated cumulative gain or loss is removed from equity and included in the initial cost or carrying amount of the non financial asset or liability.
     If a hedge of a highly probable transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains and losses that were recognised directly in equity are reclassified into the profit and loss account in the same period or periods during which the asset acquired or liability assumed affects the profit and loss account.
     Any ineffectiveness arising on a cash flow hedge of a recognised asset or liability is recognised immediately in the same profit and loss account line as the hedged item. Where ineffectiveness arises on highly probable transactions, it is recognised in the line which most appropriately reflects the nature of the item or transaction.
Fair value hedge
When a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability, or unrecognised firm commitments, the change in fair value of the derivatives that are designated as fair value hedges are recorded in the same line in the profit and loss account, together with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk.
Hedge of net investment in a foreign operation
Exchange differences arising from the retranslation of currency instruments designated as hedges of net investments in a foreign operation are taken to shareholders’ equity on consolidation to the extent that the hedges are deemed effective. Any ineffectiveness arising on a hedge of a net investment in a foreign operation is recognised in net finance expense or income.
Discontinuance of hedge accounting
Discontinuance of hedge accounting may occur when a hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer qualifies for hedge accounting or the company revokes designation of the hedge relationship but the hedged financial asset or liability remains or highly probable transaction is still expected to occur. Under a cash flow hedge, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place or the underlying hedged financial asset or liability no longer exists, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the profit and loss account. Under a hedge of a net investment the cumulative gain or loss remains in equity when the hedging

90 British Telecommunications plc Annual Report and Form 20-F 2010	Parent company accounting policies

instrument expires or is sold, terminated or exercised, the hedge no longer qualifies for hedge accounting or the company revokes designation of the hedge relationship. The cumulative gain or loss is recognised in the profit and loss account as part of the profit on disposal when the net investment in the foreign operation is disposed. Under a fair value hedge the cumulative gain or loss adjustment associated with the hedged risk is amortised to the profit and loss account using the effective interest method over the remaining term of the hedged item.
Accounting standards, interpretations and amendments to published standards adopted in the year ended 31 March 2010
The following new, revised and amended standards and interpretations have been adopted in the current period and have affected the amounts reported in these financial statements or have resulted in a change in presentation or disclosure.
Amendment to FRS 20 ‘Share-based payment – Vesting Conditions and Cancellations’
The adoption of the amendment to FRS 20 ‘Share-based payment – Vesting Conditions and Cancellations’ has resulted in a change in the company’s accounting policy for share-based payments. The amendment clarifies that only service and performance conditions are vesting conditions. Any other conditions are non-vesting conditions which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as a result of a failure to meet a non-vesting condition that is within the control of either the company or the counterparty, this must be treated as a cancellation. Cancellations are treated as accelerated vestings and all remaining future charges are immediately recognised in the profit and loss account with the credit recognised directly in equity. Prior to the adoption of the amendment to FRS 20 the monthly savings requirement under the company’s all employee sharesave plans was classified as a vesting condition and any cancellations made by employees prior to the normal vesting date resulted in the reversal of all charges recognised to date.
     The amendment to FRS 20 requires retrospective adoption and hence prior period comparatives have been restated resulting in an increase of £110m in the share-based payment charge for 2009 (2008: £nil). There was no impact on net assets and cash flow. There was no material impact on the share-based payment charge in 2010, following the adoption of the amendment.

Parent company accounting policies	British Telecommunications plc Annual Report and Form 20-F 2010 91

PARENT COMPANY BALANCE SHEET
At 31 March
British Telecommunications plc parent company balance sheet

		2010	2009
	Notes	£m	£m

Fixed assets
Intangible assets	1	359	382
Tangible assets	2	15,045	15,365
Derivative financial instruments	3	1,001	2,456
Investments in subsidiary undertakings, associates and joint ventures	4	47,027	44,584
Other investments	5	21,197	18,813

Total fixed assets		84,629	81,600

Current assets
Stocks		56	75
Debtors	6	3,814	3,853
Derivative financial instruments	3	699	244
Other investments	5	5,130	3,562
Cash at bank and in hand		–	27

Total current assets		9,699	7,761

Creditors: amounts falling due within one year
Loans and other borrowings	7	9,348	5,061
Derivative financial instruments	3	419	340
Other creditors	8	5,813	5,766

Total creditors: amounts falling due within one year		15,580	11,167

Net current liabilities		(5,881)	(3,406)

Total assets less current liabilities		78,748	78,194

Creditors: amounts falling due after more than one year
Loans and other borrowings	7	58,377	60,564
Derivative financial instruments	3	280	427
Other creditors	9	767	738

Total creditors: amounts falling due after more than one year		59,424	61,729

Provisions for liabilities and charges
Deferred taxation	10	1,599	1,811
Other provisions	10	664	579

Total provisions for liabilities and charges		2,263	2,390

Net assets excluding pension obligation		17,061	14,075

Pension obligation	16	(5,600)	(2,793)

Net assets including pension obligation		11,461	11,282

Capital and reserves
Called up share capital	11	2,172	2,172
Share premium account	12	8,000	8,000
Other reserves	13	839	1,238
Profit and loss account	12	450	(128)

Equity shareholders’ funds		11,461	11,282

The financial statements of the company on pages 87 to 103 were approved by the board of directors on 18 May 2010 and were signed on its behalf by
Tony Chanmugam
Director

92 British Telecommunications plc Annual Report and Form 20-F 2010	Parent company balance sheet

NOTES TO THE FINANCIAL STATEMENTS

1. Intangible fixed assets

Goodwill
£m

Cost
At 1 April 2009 and 31 March 2010	473

Accumulated amortisation
At 1 April 2009	91
Charge for the year	23

At 31 March 2010	114

Net book value
At 31 March 2010	359

At 31 March 2009	382

2. Tangible fixed assets

		Network		Assets
		infrastructure		in course of
	Land and buildings [a]	and equipment [b]	Other [c]	construction	Total
	£m	£m	£m	£m	£m

Cost
At 1 April 2009	647	37,310	3,802	1,139	42,898
Additions	–	37	182	1,943	2,162
Transfers	4	1,493	627	(2,124)	–
Disposals and adjustments	(3)	(830)	(331)	(41)	(1,205)

At 31 March 2010	648	38,010	4,280	917	43,855

Accumulated depreciation
At 1 April 2009	327	25,197	2,037	–	27,561
Charge for the year	27	1,716	763	–	2,506
Disposals and adjustments	(3)	(797)	(387)	–	(1,187)

At 31 March 2010	351	26,116	2,413	–	28,880

Net book value at 31 March 2010	297	11,894	1,867	917	14,975
Engineering stores	–	–	–	70	70

Total tangible fixed assets at 31 March 2010	297	11,894	1,867	987	15,045

Net book value at 31 March 2009	320	12,113	1,765	1,139	15,337
Engineering stores	–	–	–	28	28

Total tangible fixed assets at 31 March 2009	320	12,113	1,765	1,167	15,365

	2010	2009
	£m	£m

[a] The net book value of land and buildings comprised:
Freehold	222	235
Long leases (over 50 years unexpired)	13	14
Short leases	62	71

Total net book value of land and buildings	297	320

[b]	The net book value of assets held under finance leases included within network infrastructure and equipment at 31 March 2010 was £943m (2009: £960m). The depreciation charge on those assets for the year ended 31 March 2010 was £288m (2009: £245m).

[c]	Other mainly comprises software, computers and motor vehicles.

Notes to the financial statements	British Telecommunications plc Annual Report and Form 20-F 2010 93

3. Derivative financial instruments

	2010		2009
	Assets	Liabilities	Assets	Liabilities
At 31 March	£m	£m	£m	£m

Interest rate swaps – cash flow hedge	–	361	–	446
Interest rate swaps – fair value hedge	–	6	–	–
Other interest rate swaps	106	295	107	316
Cross currency swaps – cash flow hedge	1,571	30	2,541	1
Cross currency swaps – fair value hedge	–	–	18	–
Other cross currency swaps	–	1	–	–
Forward foreign exchange contracts – cash flow hedge	23	4	27	1
Other forward foreign exchange contracts	–	2	7	2
Credit default swaps	–	–	–	1

	1,700	699	2,700	767

Analysed as:
Current	699	419	244	340
Non current	1,001	280	2,456	427

	1,700	699	2,700	767

Details of hedges in which the derivatives are utilised are disclosed in note 19.
4. Investments in subsidiary undertakings, associates and joint ventures

		Associates
	Subsidiary	and joint
	undertakings	ventures	Total
Year ended 31 March	£m	£m	£m

Cost
At 1 April 2009	48,630	8	48,638
Additions[a]	4,105	–	4,105
Disposals[b]	(1,662)	–	(1,662)

At 31 March 2010	51,073	8	51,081

Provisions and amounts written off
At 1 April 2009	4,048	6	4,054
Disposals	–	–	–

At 31 March 2010	4,048	6	4,054

Net book value at 31 March 2010	47,025	2	47,027

Net book value at 31 March 2009	44,582	2	44,584

[a]	Additions in 2010 include a capital contribution of £4,097m in BT Holdings Limited.

[b]	Disposals in 2010 include a capital distribution from BT European Investment Limited of £956m and BT Holdings Limited of £668m.
Details of the principal operating subsidiary undertakings and associate are set out on page 103.
5. Other investments

	2010	2009
At 31 March	£m	£m

Fixed assets
Available-for-sale assets	19	16
Loans and receivables	3	3
Loans to group undertakings	21,175	18,794

	21,197	18,813

Current assets
Available-for-sale	246	151
Loans and receivables	1,388	716
Loans to group undertakings	3,496	2,695

	5,130	3,562

Available-for-sale
Current available-for-sale financial assets consist of floating rate liquidity fund deposits denominated in Sterling of £173m (2009: £97m), Euro of £56m (2009: £41m) and US Dollars of £17m (2009: £13m) which are immediately accessible to the company to manage liquidity.
     Non current available-for-sale financial assets include an investment in the shares of the ultimate parent company, BT Group plc of £11m (2009: £7m). These shares are held in trust for the BT Group Incentive Share Plan, the Retention Share Plan, and the Deferred Bonus Plan.
Loans and receivables
Loans and receivable financial assets mainly consist of term debt securities denominated in Sterling with a fixed interest rate.
Loans to group undertakings
Loans to group undertakings which total £24,671m (2009: £21,489m) are mainly denominated in Sterling of £22,236m (2009: £18,650m), Euro of £454m (2009: £1,200m) and US Dollars of £1,495m (2009: £1,219m).

94 British Telecommunications plc Annual Report and Form 20-F 2010	Notes to the financial statements

6. Debtors

	2010	2009
At 31 March	£m	£m

Debtors due within one year
Trade debtors	923	955
Amount owed by parent undertakings	1,508	901
Other debtors	106	129
Current tax receivable	14	246
Accrued income	663	757
Prepayments	344	581

	3,558	3,569

Debtors due after more than one year
Other assets[a]	256	284

Total debtors	3,814	3,853

[a]	Mainly represents costs relating to the initial set up, transition or transformation phase of long-term networked IT services contracts.
7. Loans and other borrowings

	2010	2009
At 31 March	£m	£m

Sterling 6.375% bonds June 2037[b]	521	521
US Dollar 9.625% (2009: 9.125%) notes December 2030 (minimum 8.625%a)[b]	1,811	1,914
Sterling 5.75% bonds December 2028[c]	602	608
Sterling 3.5% indexed linked notes April 2025	325	330
Sterling 8.625% bonds March 2020	298	298
US Dollar 5.95% bonds January 2018[b]	734	777
Sterling 6.625% bonds June 2017[b]	525	524
Sterling 8.5% (2009: 8.0%) notes December 2016 (minimum 7.5%a)	715	713
Euro 6.5% bonds July 2015[b]	935	973
Euro 6.125% bonds July 2014[b,h]	561	–
Euro 5.25% bonds June 2014[b]	696	723
Euro 5.25% bonds January 2013[b]	902	935
US Dollar 5.15% bonds January 2013[b]	566	599
Euro 7.87% (2009: 7.375%) notes February 2011 (minimum 6.875%a)[b]	1,015	1,051
US Dollar 9.125% (2009: 8.625%) notes December 2010 (minimum 8.125%a)[b]	1,951	2,074
US Dollar 8.765% bonds from group undertakings August 2010[d,g]	–	149

Total listed bonds, debentures and notes	12,157	12,189

Finance leases	9	12
Finance leases with group undertakings[f]	429	477

Total finance leases	438	489

Commercial paper[b,e]	–	715
Sterling 6.35% bank loan due August 2012	312	312
Sterling floating rate note 2009-2010	–	28
Other loans 2009-2012	5	–
Bank overdrafts	316	160
Loans from group undertakings[f,g]	54,497	51,732

Total other loans and borrowings	55,130	52,947

Total loans and other borrowings	67,725	65,625

[a]	The interest rate payable on these notes will be subject to adjustment from time to time if either Moody’s or Standard and Poor’s (S&P) reduce the rating ascribed to the group’s senior unsecured debt below A3 in the case of Moody’s or below A- in the case of S&P. In this event, the interest rate payable on the notes and the spread applicable to the floating notes will be increased by 0.25% for each ratings category adjustment by each ratings agency. In addition, if Moody’s or S&P subsequently increase the rating ascribed to the group’s senior unsecured debt, then the interest rate then payable on notes and the spread applicable to the floating notes will be decreased by 0.25% for each rating category upgrade by each rating agency, but in no event will the interest rate be reduced below the minimum interest rate reflected in the above table. In February 2010, S&P downgraded BT Group plc’s credit rating by one ratings category to BBB–. At the next coupon date in the 2011 financial year, the rate payable on these bonds will therefore increase by 0.25 percentage points.

[b]	Hedged in a designated cash flow hedge.

[c]	Hedged in a designated fair value hedge.

[d]	Hedged in a designated cash flow and fair value hedge.

[e]	Commercial paper is denominated in Sterling £nil (2009: £209m) and Euro £nil (2009: £506m).

[f]	Includes fixed interest bonds issued to group undertakings amounting to £6,219m (2009: £5,916m) Sterling and £50m (2009: £50m) Euros with maturities between 2010 and 2025.

[g]	Loans from group undertakings are mainly denominated in Sterling of £52,480m (2009: £49,518m), Euro of £985m (2009: £1,512m) and US Dollars of £1,372m (2009: £1,183m).

[h]	The group’s €600m bond issued in June 2009 would attract an additional 1.25 percentage point for a downgrade by one credit rating category by both Moody’s and S&P below Baa3/BBB– respectively.
The interest rates payable on loans and borrowings disclosed above reflect the coupons on the underlying issued loans and borrowings and not the interest rates achieved through applying associated currency and interest rate swaps in hedge arrangements.

Notes to the financial statements	British Telecommunications plc Annual Report and Form 20-F 2010 95

7. Loans and other borrowings continued

	2010	2009
At 31 March	£m	£m

Repayments falling due as follows:
Within one year, or on demand	9,348	5,061

Between one and two years	140	116
Between two and three years	1,833	3,183
Between three and four years	44	61
Between four and five years	1,204	1,819
After five years	55,162	55,383

Total due for repayment after more than one year	58,383	60,562

Total repayments	67,731	65,623
Fair value adjustments for hedged risk	(6)	2

Total loans and other borrowings	67,725	65,625

			Repayment of outstanding
	Minimum lease payments		lease obligations
	2010	2009	2010	2009
At 31 March	£m	£m	£m	£m

Amounts payable under finance leases:
Within one year	157	189	149	177
In the second to fifth years inclusive	298	336	282	310
After five years	9	2	7	2

	464	527	438	489
Less: future finance charges	(26)	(38)	–	–

Total finance lease obligations	438	489	438	489

The company’s obligations under finance leases are secured by the lessors’ title to the leased assets.
8. Other creditors: amounts falling due within one year

	2010	2009
At 31 March	£m	£m

Trade creditors	2,284	2,513
Amounts owed to group undertakings	1,396	1,109
Other taxation and social security	419	409
Other creditors	284	338
Accrued expenses	300	256
Deferred income	1,130	1,141

Total other creditors	5,813	5,766

9. Other creditors: amounts falling due after more than one year

	2010	2009
At 31 March	£m	£m

Other creditors	767	738

10. Provisions for liabilities and charges

			Other
	Property provisions	[a]	provisions	[b]	Total
Provisions for liabilities and charges excluding deferred taxation	£m		£m		£m

At 1 April 2009	172		407		579
Charged to the profit and loss account[c]	131		161		292
Unwind of discount	4		–		4
Utilised in the year	(35)		(223)		(258)
Transfers	–		47		47

At 31 March 2010	272		392		664

[a]	Property provisions mainly comprise onerous lease provisions arising from the rationalisation of the group’s property portfolio. The provisions will be utilised over the remaining lease periods, which range from one to 22 years. Financial liabilities comprise £255m (2009: £166m) of this balance.

[b]	Other provisions includes:
–	Amounts provided in relation to the BT Global Services contract and financial review, which will be utilised as the obligations are settled.

–	Amounts provided for incremental and directly attributable costs arising from the group’s obligation to deliver the Undertakings, which will be utilised within one year.

–	Amounts provided for legal or constructive obligations arising from insurance claims, litigation and regulatory risk, which will be utilised as the obligations are settled.

[c]	Includes £121m for property rationalisation costs.

96 British Telecommunications plc Annual Report and Form 20-F 2010	Notes to the financial statements

10. Provisions for liabilities and charges continued
Deferred taxation
Deferred tax is provided for in full on certain timing differences. BT does not discount the provision.

£m

At 1 April 2009	1,811
(Credit) recognised in the profit and loss account	(69)
Charge recognised in reserves	(143)

At 31 March 2010	1,599

	2010	2009
At 31 March	£m	£m

Tax effect of timing differences due to:
Excess capital allowances	1,776	1,863
Share-based payments	(18)	(8)
Other	(159)	(44)

Total provision for deferred taxation	1,599	1,811

The deferred taxation asset relating to the retirement benefit deficit is disclosed in note 16.
11. Called up share capital
The authorised share capital of the company throughout the year ended 31 March 2010 was £2,625,000,001 divided into 10,500,000,004 ordinary shares of 25p each.
     The allotted, called up and fully paid share capital of the company was £2,172m at 31 March 2010 (2009: £2,172m), representing 8,689,755,905 (2009: 8,689,755,905) ordinary shares.
12. Reconciliation of movement in equity shareholders’ funds

		Share			Profit
	Share	premium		Other	and loss
	capital	account	[a]	reserves [a,c]	account [d]	Total
	£m	£m		£m	£m	£m

At 1 April 2008	2,172	8,000		821	5,489	16,482
Profit for the year[b]	–	–		–	235	235
Actuarial losses	–	–		–	(7,025)	(7,025)
Deferred tax on actuarial losses	–	–		–	1,967	1,967
Dividends	–	–		–	(925)	(925)
Share-based payment	–	–		–	131	131
Tax on items taken directly to equity	–	–		(155)	–	(155)
Loss on available-for-sale assets	–	–		(12)	–	(12)
Increase in fair value of cash flow hedges	–	–		2,719	–	2,719
Reclassified and reported in non current assets	–	–		(5)	–	(5)
Recognised in profit and loss in the year	–	–		(2,130)	–	(2,130)

At 1 April 2009	2,172	8,000		1,238	(128)	11,282
Profit for the year[b]	–	–		–	3,636	3,636
Actuarial losses	–	–		–	(4,327)	(4,327)
Deferred tax on actuarial losses	–	–		–	1,212	1,212
Share-based payment	–	–		–	57	57
Tax on items taken directly to equity	–	–		160	–	160
Gain on available-for-sale assets	–	–		4	–	4
Decrease in fair value of cash flow hedges	–	–		(1,067)	–	(1,067)
Reclassified and reported in non current assets	–	–		(4)	–	(4)
Recognised in profit and loss in the year	–	–		508	–	508

At 31 March 2010	2,172	8,000		839	450	11,461

a  The share premium account, representing the premium on allotment of shares, and the capital redemption reserve are not available for distribution.
b  As permitted by Section 408(3) of the Companies Act 2006, no profit and loss account of the company is presented. The company’s profit for the financial year including dividends received from subsidiary undertakings was £3,636m (2009: £235m) before dividends paid of £nil (2009: £925m).
c  A breakdown of other reserves is provided in note 13.
d  Restated due to adoption of the amendment to FRS20, ‘Share-based payment – Vesting Conditions and Cancellations’. See page 91.

Notes to the financial statements	British Telecommunications plc Annual Report and Form 20-F 2010 97

13. Reconciliation of movement in other reserves

	Available		Capital	Total
	-for-sale	Cash flow	redemption	other
	reserve	reserve	reserve	reserves
	£m	£m	£m	£m

At 1 April 2008	(4)	73	752	821
Loss on available-for-sale assets	(12)	–	–	(12)
Net fair value gains	–	2,719	–	2,719
Recognised in profit and loss in the year	3	(2,133)	–	(2,130)
Reclassified and reported in non current assets	–	(5)	–	(5)
Tax on items taken directly to equity	–	(155)	–	(155)

At 1 April 2009	(13)	499	752	1,238
Gain on available-for-sale assets	4	–	–	4
Net fair value losses	–	(1,067)	–	(1,067)
Recognised in profit and loss in the year	–	508	–	508
Reclassified and reported in non current assets	–	(4)	–	(4)
Tax on items taken directly to equity	–	160	–	160

At 31 March 2010	(9)	96	752	839

14. Related party transactions
The company is a wholly owned subsidiary of BT Group Investments Limited, which is the immediate parent company. BT Group Investments Limited is a wholly owned subsidiary of the ultimate holding company and controlling entity, BT Group plc.
     Copies of the ultimate holding company’s financial statements may be obtained from The Secretary, BT Group plc, 81 Newgate Street, London EC1A 7AJ.
     The results of the company are included in the consolidated financial statements of BT Group plc. Consequently, the company is exempt under the terms of FRS 8, ‘Related Party Disclosures’, from disclosing details of transactions and balances with BT Group plc, fellow subsidiaries and associated undertakings, and other companies which are deemed to be under common control.
15. Financial commitments and contingent liabilities

	2010	2009
At 31 March	£m	£m

Contracts placed for capital expenditure not provided in the accounts	368	433

Operating lease payments payable within one year of the balance sheet date were in respect of leases expiring:
Within one year	22	22
Between one and five years	123	136
After five years	340	345

Total payable within one year	485	503

Operating lease commitments were mainly in respect of land and buildings which arose from a sale and operating leaseback transaction in a prior period. Leases have an average term of 22 years (2009: 23 years) and rentals are fixed for an average of 22 years (2009: 23 years).
     At 31 March 2010, other than as disclosed below, there were no contingent liabilities or guarantees other than those arising in the ordinary course of the group’s business and on these no material losses are anticipated. The group has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the group generally carries its own risks.
     The group has provided guarantees relating to certain leases entered into by O2 UK Limited prior to its demerger with O2 on 19 November 2001. O2 plc has given BT a counter indemnity for these guarantees. The maximum exposure was US$132m as at 31 March 2010 (2009: US$110m), approximately £87m (2009: £77m), although this could increase by a further US$304m (2009: US$399m), approximately £200m (2009: £278m), in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until O2 UK Limited has discharged all its obligations, which is expected to be when the lease ends on 30 January 2017.
     We do not believe that there is any single current court action that would have a material adverse effect on the financial position or operations of the group. However the aggregate volume and value of legal actions to which the group is party has increased significantly during 2010.
     There have been criminal proceedings in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS (universal mobile telecommunication system) auction in 2000. Blu, in which BT held a minority interest, participated in that auction process. On 20 July 2005, the former BT employee was found not culpable of the fraud charge brought by the Rome Public Prosecutor. All the other defendants were also acquitted. The Public Prosecutor has appealed the court’s decision. The appeal was unsuccessful and no damages follow.
     The European Commission formally investigated the way the UK Government set the rates payable on BT’s infrastructure and those paid by Kingston Communications, and whether or not the UK Government complied with European Community Treaty rules on state aid. The Commission concluded in October 2006 that no state aid had been granted. The Commission’s decision was appealed. Judgement on the appeal has not yet been given but we continue to believe that any allegation of state aid is groundless and that the appeal will not succeed.

98 British Telecommunications plc Annual Report and Form 20-F 2010	Notes to the financial statements

16. Retirement benefits
Background
The company offers retirement benefit plans to its employees. The company’s main scheme, the BT Pension Scheme (BTPS), is a defined benefit scheme. This scheme has been closed to new entrants since 31 March 2001 when it was replaced by a defined contribution scheme, the BT Retirement Plan (BTRP) which was closed on 31 March 2009. On 1 April 2009 BT set up the BT Retirement Savings Scheme, a contract based defined contribution arrangement, to which BTRP members were invited to transfer their accumulated assets. The total pension cost of the company for 2010 included within staff costs was £267m (2009: £500m). The total cost relating to the BTPS was £200m (2009: £455m), of which £198m (2009: £451m) was borne by the company. An element of the total charge relating to the BTPS is recharged to fellow subsidiary undertakings who are participating employers in the pension scheme. The company retains the full liability of the BTPS.
Defined contribution schemes
The profit and loss charge in respect of defined contribution schemes represents the contribution payable by the company based upon a fixed percentage of employees’ pay. The pension cost for 2010 in respect of the company’s main defined contribution scheme was £65m (2009: £47m) and £6m (2009: £4m) of contributions were outstanding at 31 March 2010.
Defined benefit schemes
BT Pension Scheme Trustees Limited administers and manages the scheme on behalf of the members in accordance with the terms of the Trust Deed of the scheme and relevant legislation. Under the terms of the Trust Deed of the BTPS, there are nine Trustee directors appointed by the company, five of which appointments are made with the agreement of the relevant trade unions, including the Chairman of the Trustee. Four Trustee directors, other than the Chairman, are appointed by BT on the nomination of the relevant trade unions. Two of the Trustee directors will normally hold senior positions within the company, and two will normally hold (or have held) senior positions in commerce or industry. Subject to there being an appropriately qualified candidate, there should be at least one current pensioner or deferred pensioner of the BTPS as one of the Trustee directors. Trustee directors are appointed for a three year term, but are then eligible for re-appointment.
     The BTPS assets are invested in UK and overseas equities, UK and overseas properties, fixed interest and index linked securities, alternative assets, deposits and short-term investments. At 31 March 2010 and 31 March 2009, the scheme’s assets did not include any ordinary shares of the ultimate parent company, BT Group plc. However, the scheme held £52m (2009: £65m) of bonds and £6m (2009: £5m) of index-linked notes issued by the company. The company occupies four (2009: two) properties owned by the BTPS on which an annual rental of £0.2m is payable (2009: £0.1m).
Amounts recognised in respect of defined benefit schemes
The net pension obligation is set out below:

	2010			2009
		Present			Present
		value of			value of
	Assets	liabilities	Obligation	Assets	liabilities	Obligation
At 31 March	£m	£m	£m	£m	£m	£m

BTPS	35,278	(43,018)	(7,740)	29,227	(33,070)	(3,843)
Other schemes	–	(39)	(39)	–	(38)	(38)

Total (deficit) asset	35,278	(43,057)	(7,779)	29,227	(33,108)	(3,881)
Deferred tax asset			2,179			1,088

Net pension obligation			(5,600)			(2,793)

Amounts recognised in the profit and loss account in respect of the company’s pension schemes are as follows:

	2010	2009
Year ended 31 March	£m	£m

Current service cost (including defined contribution schemes)	267	500

Total operating charge	267	500
Expected return on pension scheme assets	(1,932)	(2,621)
Interest on pension scheme liabilities	2,211	2,308

Net finance expense (income)	279	(313)

Amount charged to profit before taxation	546	187

An analysis of actuarial losses and the actual return on plan assets is shown below:

	2010	2009
Year ended 31 March	£m	£m

Actuarial loss	(4,327)	(7,025)
Cumulative actuarial loss	(4,895)	(568)
Actual return on plan assets	7,075	(6,819)

Notes to the financial statements	British Telecommunications plc Annual Report and Form 20-F 2010 99

16. Retirement benefits continued
Changes in the present value of the defined benefit pension obligation are as follows:

	2010	2009
Year ended 31 March	£m	£m

Opening defined benefit pension obligation	(33,108)	(34,478)
Current service cost	(201)	(455)
Interest cost	(2,211)	(2,308)
Contributions by employees	(15)	(17)
Actuarial (loss) gain	(9,470)	2,415
Benefits paid	1,948	1,735

Closing defined benefit pension obligation	(43,057)	(33,108)

The present value of the obligation is derived from long-term cash flow projections and is thus inherently uncertain.
     Changes in the fair value of plan assets are as follows:

	2010	2009
Year ended 31 March	£m	£m

Opening fair value of plan assets	29,227	37,331
Expected return	1,932	2,621
Actuarial gain (loss)	5,143	(9,440)
Contributions by employer	384	433
Deficiency contributions by employer	525	–
Contributions by employees	15	17
Benefits paid	(1,948)	(1,735)

Closing fair value of plan assets	35,278	29,227

The expected long-term rate of return and fair values of the assets of the BTPS at 31 March are disclosed in note 27 of the consolidated financial statements.
     The history of experience gains and losses which have been recognised under FRS 17 were:

	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m

Present value of defined benefit obligation	(43,057)	(33,108)	(34,478)	(38,615)	(38,042)
Fair value of plan assets	35,278	29,227	37,331	38,287	35,550

Net pension (obligation) asset	(7,779)	(3,881)	2,853	(328)	(2,492)
Experience adjustment on defined benefit obligation – gain (loss)	1,632	(238)	(22)	190	(527)
Percentage of the present value of the defined benefit obligation	3.8%	0.7%	0.1%	0.5%	1.4%
Experience adjustment on plan assets – gain (loss)	5,143	(9,440)	(2,572)	977	4,846
Percentage of the plan assets	14.6%	32.3%	6.9%	2.6%	13.6%

The company expects to contribute approximately £669m to the BTPS in 2011, including deficiency contributions of £525m.
     Details of the measurement of scheme assets and liabilities, funding valuation and future funding obligations are disclosed in note 27 of the consolidated financial statements of BT plc.
17. Employees and Directors
The average number of persons employed by the company (including Directors) during the year was:

	2010	2009
Year ended 31 March	000	000

Average monthly number of employees[a]	80.2	86.8

The aggregate staff costs were as follows:

	2010	2009	[b]
Year ended 31 March	£m	£m

Wages and salaries	3,156	3,353
Share-based payment	57	131
Social security	312	286
Other pension costs	267	500

	3,792	4,270

a Includes an average of 50 non-UK employees (2009: 59 employees).
b Restated for the adoption of the amendment to FRS 20. See page 91.

100 British Telecommunications plc Annual Report and Form 20-F 2010	Notes to the financial statements

18. Directors’ remuneration
Information covering Directors’ remuneration, interests in shares and share options of the ultimate parent, BT Group plc, and pension benefits is included in note 28 to the consolidated financial statements of BT plc.
19. Derivatives
The majority of the company’s long-term listed bonds, debentures and notes have been, and are, subject to fixed Sterling interest rates after applying the impact of hedging instruments. Outstanding currency and interest rate swaps at 31 March 2010 are detailed in the ‘Hedging activities’ and ‘Other derivatives’ sections below.
     The company also uses financial instruments to hedge some of its currency exposures arising from its short-term investment funds, assets, liabilities and forward purchase commitments. The financial instruments used comprise forward currency contracts.
     The company does not hold or issue derivative financial instruments for trading purposes. All transactions in derivative financial instruments are undertaken to manage the risks arising from underlying business activities.
Hedging activities
The company had outstanding hedging activities as at 31 March 2010 as follows:

				Derivative fair value
						Remaining	Weighted	Period over
						term of	average interest	which forecast
	Hedging		Notional			hedging	rate on hedging	transaction
Hedged item	instruments	Hedge type	principal	Asset	Liability	instruments	instruments	arises
			£m	£m	£m

Euro and US Dollar denominated borrowings[a]	Interest rate swaps	Cash flow	2,913	–	361	9 months to 21 years	Sterling receivable at 0.8% Sterling payable at 5.9%

	Cross currency swaps	Cash flow	7,612	1,571	30	9 months to 21 years	Euro receivable at 6.1%
							US Dollar receivable at 7.6%
							Sterling payable at 6.3%

Sterling denominated borrowings[a]	Interest rate swaps	Fair value	500	–	6	19 years	Sterling receivable at 5.8% Sterling payable at 2.2%

Euro and US Dollar step up	Forward currency	Cash flow	247	16	–	3 to 9 months		21 years
interest on currency	contracts					rolling basis
denominated borrowings[a]

Currency exposures on overseas	Forward currency	Cash flow	161	–	4	1 month		12 months
purchases principally US Dollar	contracts					rolling basis
and Asia Pacific currencies

Purchase of US Dollar	Forward currency	Cash flow	180	7	–	1 to 9 months
denominated retail devices	contracts

[a] See note 7.

The company had outstanding hedging activities as at 31 March 2009 as follows:

				Derivative fair value
						Remaining	Weighted	Period over
						term of	average interest	which forecast
	Hedging		Notional			hedging	rate on hedging	transaction
Hedged item	instruments	Hedge type	principal	Asset	Liability	instruments	instruments	arises
			£m	£m	£m

Euro and US Dollar denominated borrowings[a]	Interest rate swaps	Cash flow	2,913	–	446	2 to 22 years	Sterling receivable at 3.0% Sterling payable at 5.9%

	Cross currency swaps	Cash flow and fair value	7,227	2,559	1	5 months to 22 years	Euro receivable at 6.0% US Dollar receivable at 7.7%
							Sterling payable at 7.2%

Euro and US Dollar step up	Forward currency	Cash flow	223	9	–	3 to 5 months		22 years
interest on currency	contracts					rolling basis
denominated borrowings[a]

Euro and US Dollar	Forward currency	Cash flow	490	17	–	Less than 3 months
commercial paper[a]	contracts					rolling basis

Purchase of US Dollar	Forward currency	Cash flow	48	–	1	Less than 1 month		4 years
denominated fixed assets	contracts

Euro deferred	Forward currency	Cash flow	50	1	–	Less than 5 months
consideration on acquisition	contracts

a See note 7.

Notes to the financial statements	British Telecommunications plc Annual Report and Form 20-F 2010 101

19. Derivatives continued
Other derivatives
At 31 March 2010, the company held certain foreign currency forward and interest rate swap contracts which were not in hedging relationships in accordance with FRS 26. Foreign currency forward contracts were economically hedging operational purchases and sales and had a notional principal amount of £189m for purchases of currency (2009: £533m) and a maturity period of under one month (2009: under nine months). Interest rate swaps not in hedging relationships under FRS 26 had a notional principal amount of £1.9bn (2009: £1.9bn) and mature between 2014 and 2030 (2009: 2014 and 2030). The interest receivable under these swap contracts is at a weighted average rate of 4.2% (2009: 6%) and interest payable is at a weighted average rate of 5.8% (2009: 7.6%). The volatility arising from these swaps is recognised through the profit and loss account but is limited due to a natural offset in their valuation movements. In 2009, the company entered into credit default swap contracts to economically hedge part of its US Dollar denominated derivative financial assets which had a notional principal of US$90m. These derivatives matured in 2010.
Fair value of financial instruments
The following table discloses the carrying amounts and fair values of all of the company’s financial instruments which are not carried at an amount which approximates to its fair value on the balance sheet at 31 March 2010 and 2009. The carrying amounts are included in the company balance sheet under the indicated headings. The fair values of listed investments were estimated based on quoted market prices for those investments. The carrying value of floating rate investments approximated to their fair values due to the frequent reset of interest rates to market rates. The carrying amount of the short-term deposits and investments approximated to their fair values due to the short maturity of the investments held. The carrying amount of trade receivables and payables approximated to their fair values due to the short maturity of the amounts receivable and payable. The fair value of the company’s bonds, debentures, notes, finance leases and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist. The carrying value of floating rate borrowings approximated to their fair values due to the frequent reset of interest rates to market rates. The fair value of the company’s outstanding swaps and foreign exchange contracts where the estimated amounts, calculated using discounted cash flow models, that the company would receive or pay in order to terminate such contracts in an arms length transaction taking into account market rates of interest and foreign exchange of the balance sheet date.

	Carrying amount		Fair value
	2010	2009	2010	2009
	£m	£m	£m	£m

Non-derivatives:
Financial liabilities
Listed bonds, debentures and notes	12,157	12,189	13,304	11,384
Finance leases	438	489	477	523
Other loans and borrowings	55,130	52,947	55,935	53,674

20. Audit Services
Information relating to fees for audit services paid or payable to the company’s auditor, PricewaterhouseCoopers LLP, is included in note 30 to the consolidated financial statements of BT plc.

102 British Telecommunications plc Annual Report and Form 20-F 2010	Notes to the financial statements

SUBSIDIARY UNDERTAKINGS AND ASSOCIATE
The table below gives brief details of the group’s principala operating subsidiaries and associateb at 31 March 2010. All subsidiaries are unlisted, unless otherwise stated. No subsidiaries are excluded from the group consolidation.

		Group interest	Country
Subsidiary undertakings	Activity	in allotted capital[c]	of operations[d]

BT Americas Inc[d,e]	Communications related services, systems integration and products provider	100% common	International

BT Australasia Pty Limited[e]	Communications related services and products provider	100% ordinary	Australia
100% preference

BT Centre Nominee 2 Limited[e]	Property holding company	100% ordinary	UK

BT Communications do Brasil Limitada[e]	Communications related services, technology consulting	100% ordinary	Brazil
and products provider

BT Communications Ireland Limited[e]	Telecommunications service provider	100% ordinary	Ireland

BT Conferencing Inc[e]	Audio, video and web collaboration service provider	100% common	US

BT Conferencing Video Inc[e]	Audio, video and web collaboration service provider	100% common	US

BT Convergent Solutions Limited[e]	Communications related services and products provider	100% ordinary	UK

BT Engage IT Limited[e]	IT solutions provider	100% ordinary	UK

BT ESPANA, Compania de Servicios Globales de Telecommunicaciones, SAe	Communications related services and products provider	100% ordinary	Spain

BT Fleet Limited[e]	Fleet management company	100% ordinary	UK

BT France SAe	Communications related services, systems integration and products provider	100% ordinary	France

BT Frontline Pte Ltd[e]	Communications related services and products provider	100% ordinary	Singapore

BT (Germany) GmbH & Co oHG[e]	Communications related services and products provider	100% ordinary	Germany

BT Global Communications India Private Limited[e]	Communications related services	100% ordinary	India

BT Global Services Limited[e]	International telecommunications network systems provider	100% ordinary	UK

BT Holdings Limited	Investment holding company	100% ordinary	UK

BT Hong Kong Limited[e]	Communications related services and products provider	100% ordinary	Hong Kong
100% preference

BT INS Inc[e]	Information telecommunications consulting and software solutions provider	100% common	US

BT Italia SpA[e]	Communications related services and products provider	98.6% ordinary	Italy

BT Limited[e]	International telecommunications network systems provider	100% ordinary	International

BT Nederland NV	Communications related services and products provider	100% ordinary	Netherlands

BT Payment Services Limited	Payment services provider	100% ordinary	UK

BT Professional Services Nederland BVe	Systems integration and application development	100% ordinary	Netherlands

BT Services SAe	Technology consulting and engineering services	100% ordinary	France

BT Singapore Pte Ltd[e]	Communications related services and products provider	100% ordinary	Singapore

BT US Investments Limited[b,e]	Investment holding company	100% ordinary	Jersey

Communications Global Network Services Limited[d,e]	Communications related services and products provider	100% ordinary	International

Communications Networking Services (UK)[e]	Communications related services and products provider	100% ordinary	UK

dabs.com plc	Technology equipment retailer	100% ordinary	UK

Infonet Services Corporation[e]	Global managed network service provider	100% common	US

Infonet USA Corporation[e]	Global managed network service provider	100% common	US

Plusnet plc	Broadband service provider	100% ordinary	UK

Radianz Americas Inc[e]	Global managed network service provider	100% preference	US
100% common

[a]	The group comprises a large number of entities and it is not practical to include all of them in this list. The list therefore includes only those entities that have a significant impact on the revenue, profit or assets of the group. A full list of subsidiaries, joint ventures and associates will be annexed to the company’s next annual return filed with the Registrar of Companies.
[b]	The principal operating subsidiaries (listed above) have a reporting date of 31 March, except BT US Investments Limited which changed its reporting date to 31 October in order to meet its corporate objectives.
[c]	The proportion of voting rights held corresponds to the aggregate interest percentage held by the holding company and subsidiary undertakings.
[d]	All overseas undertakings are incorporated in their country of operations. Subsidiary undertakings operating internationally are all incorporated in England and Wales, except BT Americas Inc and Communications Global Network Services Limited which are incorporated in the US and Bermuda respectively.
[e]	Held through intermediate holding company.

				Share capital
				Percentage	Country
Associate	Activity	Issued	[f]	owned[g]	of operations[h]

Tech Mahindra Limited	IT systems integrator and business transformation consultancy provider	122,320,114		30.9%	India

[f]	Issued share capital comprises ordinary or common shares, unless otherwise stated.
[g]	Held through an intermediate holding company.
[h]	Incorporated in the country of operations.

Subsidiary undertakings and associate	British Telecommunications plc Annual Report and Form 20-F 2010 103

ADDITIONAL INFORMATION FOR SHAREHOLDERS
Cautionary statement regarding forward-looking statements
Certain statements in this annual report are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements include, without limitation, those concerning: revenue; EBITDA; expected operating cost savings and reductions in operating costs; capital expenditure; investment in and roll out of fibre-based broadband; enhancing our TV offering; growth of, and opportunities available in, the communications industry and BT’s positioning to take advantage of those opportunities; payments to the BTPS; expectations regarding competition, market shares, prices and growth; expectations regarding the convergence of technologies; growth and opportunities in networked IT services, the TV market, broadband and mobility; BT’s network development; opportunities in BT Global Services; plans for the launch of new products and services; network performance and quality; the impact of regulatory initiatives on operations, including the regulation of the UK fixed wholesale and retail businesses and the impact of the Undertakings to Ofcom under the Enterprise Act; BT’s possible or assumed future results of operations and/or those of its associates and joint ventures; adequacy of capital; financing plans and refinancing requirements; demand for and access to broadband and the promotion of broadband by third-party service providers; and those preceded by, followed by, or that include the words ‘aims’, ‘believes’, ‘expects’, ‘anticipates’, ‘intends’, ‘will’, ‘should’ or similar expressions.
     Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in its operating areas, including competition from others; selection by BT of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; the anticipated benefits and advantages of new technologies, products and services not being realised; developments in the convergence of technologies; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; the timing of entry and profitability of BT in certain communications markets; significant changes in market shares for BT and its principal products and services; fluctuations in foreign currency exchange rates and interest rates; the underlying assumptions and estimates made in respect of major contracts proving unreliable; the aims of the BT Global Services’ restructuring programme not being achieved; the outcome of the Pensions Regulator’s review; and general financial market conditions affecting BT’s performance and ability to raise finance. Certain of these factors are discussed in more detail elsewhere in this annual report including, without limitation, in Our risks on pages 13 and 14. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.
Background
Telephone services in almost all of the UK were, until 1981, provided by the Post Office, which was a government department until 1969 when it was established as a state public corporation. In 1981, the postal and telecommunications services of the Post Office became the responsibility of two separate corporations, with British Telecommunications – under the trading name of British Telecom – taking over the telecommunications business.
     British Telecommunications plc, the successor to the statutory corporation British Telecommunications, was incorporated in England and Wales on 1 April 1984 as a public limited company, wholly owned by the UK Government, as a result of the Telecommunications Act 1984. Between November 1984 and July 1993, the UK Government sold all of its shareholding in three public offerings.
     BT Group was formed when the O2 business, comprising what had been BT’s mobile activities in the UK, the Netherlands, Germany and the Republic of Ireland, was demerged on 19 November 2001. British Telecommunications plc shares ceased trading on the London, New York and Tokyo stock exchanges on 16 November 2001. BT Group’s shares commenced trading on the London and New York stock exchanges on 19 November 2001. As a result of the transaction BT plc became a wholly owned subsidiary of BT Group Investments Limited (BTGI), itself wholly owned by BT Group plc. Accordingly, the ordinary shares of BT plc were de-listed from the London Stock Exchange on 19 November 2001.
     The registered office address of BT is 81 Newgate Street, London EC1A 7AJ. The company’s agent in the US is David Eveleigh, 2160 East Grand Avenue, El Segundo, CA 90245, US.

104 British Telecommunications plc Annual Report and Form 20-F 2010	Additional information for shareholders

Notes prices
On 5 December 2000 BT issued four series of notes comprising US$2.8bn 8.625% notes due 2030 (the thirty-year 2000 Notes), US$3.0bn 8.125% notes due 2010 (the ten-year 2000 Notes), US$3.1bn 7.625% notes due 2005 (the five-year 2000 Notes) and US$1.1bn floating rate notes due 2003 (the three-year 2000 Notes, and, together with the thirty-year 2000 Notes, the ten-year 2000 Notes, the five-year 2000 Notes, the 2000 Notes). The three-year 2000 Notes were redeemed at par on 15 December 2003 and the five-year 2000 Notes were redeemed at par on 15 December 2005. On 5 December 2007, BT issued two series of notes comprising US$600,000,000 5.15% senior notes due 2013 (the five-year 2007 Notes) and US$600,000,000 5.95% senior notes due 2018 (the ten-year 2007 Notes and, together with the five-year 2007 Notes, the 2007 Notes). On 19 March 2008, BT issued two series of notes comprising US$250,000,000 5.15% senior notes due 2013 (the five-year 2008 Notes) and US$500,000,000 5.95% senior notes due 2018 (the ten-year 2008 Notes and, together with the five-year 2008 Notes, the 2008 Notes).
     The high and low prices for the outstanding 2000 Notes since issue as determined by indications or reports supplied by Bloomberg were as follows:

	Thirty-year Notes		Ten-year Notes
	High	Low	High	Low
Year ended 31 March 2005	140.53	121.40	123.24	115.57

Year ended 31 March 2006	141.95	127.65	118.74	109.75

Year ended 31 March 2007	141.83	120.97	113.10	101.40

Year ended 31 March 2008	140.17	121.62	112.36	108.86

Year ended 31 March 2009
First quarter	129.73	120.71	109.55	107.13
Second quarter	125.96	103.41	108.91	106.63
Third quarter	110.91	83.15	109.17	97.20
Fourth quarter	108.96	89.31	106.15	102.47
Full period	129.73	83.15	109.55	97.20

Year ended 31 March 2010
First quarter	113.57	91.54	107.09	104.30
Second quarter	128.74	110.87	108.01	106.00
Third quarter	129.96	123.78	107.79	105.95
Fourth quarter	130.78	125.91	107.11	105.42
Full period	130.78	91.54	108.01	104.30

Last six months
November 2009	127.31	123.78	107.48	107.24
December 2009	129.61	125.73	107.38	105.95
January 2010	130.78	127.65	107.11	106.66
February 2010	129.10	126.13	106.78	106.03
March 2010	128.20	125.91	106.12	105.42
April 2010	129.58	124.58	105.43	104.56

Additional information for shareholders	British Telecommunications plc Annual Report and Form 20-F 2010 105

The high and low prices for the 2007 Notes and 2008 Notes since issue as determined by indications or reports supplied by Bloomberg were as follows:

	Five-year 2007 Notes		Ten-year 2007 Notes		Five-year 2008 Notes		Ten-year 2008 Notes
	High	Low	High	Low	High	Low	High	Low
Year ended 31 March 2008	103.04	97.72	104.13	95.49	103.04	97.72	104.13	95.49

Year ended 31 March 2009
First quarter	100.37	96.49	100.22	94.81	100.37	96.49	100.22	94.81
Second quarter	99.38	95.89	97.42	87.36	99.38	95.89	97.42	87.36
Third quarter	96.59	91.40	96.58	81.16	96.59	91.40	96.58	81.16
Fourth quarter	97.87	91.88	88.15	81.03	97.87	91.88	88.15	81.03
Full period	100.37	91.40	100.22	81.03	100.37	91.40	100.22	81.03

Year ended 31 March 2010
First quarter	100.43	92.33	91.58	80.52	100.43	92.33	91.58	80.52
Second quarter	103.71	100.37	102.85	91.34	103.71	100.37	102.85	91.34
Third quarter	105.28	104.22	103.87	101.40	105.28	104.22	103.87	101.40
Fourth quarter	106.30	104.53	104.11	101.52	106.30	104.53	104.11	101.52
Full period	100.43	92.33	104.11	101.40	100.43	92.33	104.11	101.40

Last six months
November 2009	105.28	103.91	103.87	99.68	105.28	103.91	103.87	99.68
December 2009	105.22	104.22	103.57	101.40	105.22	104.22	103.57	101.40
January 2010	106.03	104.53	104.11	101.52	106.03	104.53	104.11	101.52
February 2010	106.03	105.42	103.68	102.14	106.03	105.42	103.68	102.14
March 2010	105.91	105.19	103.67	102.03	105.91	105.19	103.67	102.03
April 2010	105.92	105.11	104.08	102.02	105.92	105.11	104.08	102.02

106 British Telecommunications plc Annual Report and Form 20-F 2010	Additional information for shareholders

Memorandum and Articles of Association
The following is a summary of the principal provisions of the company’s memorandum and articles of association (‘Memorandum’ and ‘Articles’), a copy of which has been filed with the Registrar of Companies.
Memorandum
The Memorandum provides that the company’s principal objects are, among other things, to carry on any business of running, operating, managing and supplying telecommunication systems and systems of any kind for conveying, receiving, storing, processing or transmitting sounds, visual images, signals, messages and communications of any kind.
Articles
(a) Voting rights
In the following description of the rights attaching to the shares in the company, a ‘holder of shares’ and a ‘shareholder’ is, in either case, the person registered in the company’s register of members as the holder of the relevant shares.
     Subject to certain restrictions, on a show of hands, every shareholder present at any general meeting has one vote and, on a poll, every shareholder present in person or by proxy has one vote for each share which they hold or represent.
     Voting at any meeting of shareholders is by a show of hands unless a poll is demanded by the chairman of the meeting or by any shareholder at the meeting who is entitled to vote (or the shareholder’s proxy).
(b) Changes in capital
The company may by ordinary resolution:
(i)	consolidate, or consolidate and then divide, all or any of its share capital into shares of a larger amount;
(ii)	subject to the Companies Act, divide all or part of its share capital into shares of a smaller amount;
(iii)	cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by any person and reduce the amount of its share capital by the amount of the shares cancelled; and
(iv)	increase its share capital.
The company may also:
(i)	buy back its own shares; and
(ii)	by special resolution reduce its share capital, any capital redemption reserve and any share premium account.
(c) Dividends
The company’s shareholders can declare dividends by passing an ordinary resolution provided that no dividend can exceed the amount recommended by the directors. Dividends must be paid out of profits available for distribution. If the directors consider that the profits of the company justify such payments, they can pay interim and final dividends. Fixed dividends will be paid on any class of share on the dates stated for the payments of those dividends.
     Any dividend which has not been claimed for 12 years after it was declared or became due for payment may be forfeited and will belong to the company unless the Directors decide otherwise.
(d) Distribution of assets on winding up
If the company is wound up (whether the liquidation is voluntary, under supervision of a court or by a court) the liquidator can, with the authority of an extraordinary resolution passed by the shareholders, divide among the shareholders all or any part of the assets of the company. This applies whether the assets consist of property of one kind or different kinds. For this purpose, the liquidator can place whatever value the liquidator considers fair on any property and decide how the division is carried out between shareholders or different groups of shareholders. The liquidator can also, with the same authority, transfer any assets to trustees upon trusts for the benefit of members which the liquidator decides. The liquidation of the company can then be finalised and the company dissolved. No past or present members can be compelled to accept any shares or other property under the Articles which could give them a liability.
(e) Transfer of shares
Shares of the company may only be transferred in writing either by an instrument of transfer in the usual standard form or another form approved by the Board. The transfer form must be signed or made effective by or on behalf of the person making the transfer.

(f) General meetings of shareholders
The Board can decide to call general meetings. If there are not enough directors in the UK to call a general meeting, any director or shareholder may call a general meeting. If a meeting is not an annual general meeting it is called an extraordinary general meeting.

(g) Limitations on rights of non-resident or foreign shareholders
There are no limitations on the rights of non-resident or foreign shareholders.
(h) Directors
Directors’ remuneration
The directors are entitled to the remuneration set by the company by an ordinary resolution. The directors may be paid their expenses properly incurred in connection with the business of the company.
     The directors may grant pensions or other benefits to, among others, any director or former director or persons connected with them. However, the company can only provide these benefits to any director or former director who has not been an employee or held any other office or executive position in BT Group plc or any of its subsidiary undertakings, including the company, or to relations or dependants of, or people connected to, those directors or former directors, if the shareholders approve this by passing an ordinary resolution.
(i) Directors’ votes
A director need not be a shareholder, but a director who is not a shareholder can still attend and speak at shareholders’ meetings. Unless the Articles say otherwise, a director cannot vote on a resolution about a contract in which the director has a material interest (this will also apply to interests of a person connected with the director). The director can vote if the interest is only an interest in BT Group plc shares, debentures or other securities. A director can, however, vote and be counted in a quorum in respect of certain matters in which he/she is interested as set out in the Articles.

Additional information for shareholders	British Telecommunications plc Annual Report and Form 20-F 2010 107

Articles continued
Subject to the relevant legislation, the shareholders can by passing an ordinary resolution suspend or relax, among other things, the provisions relating to the declaration of the interest of a director in any contract or arrangement or relating to a director’s right to vote and be counted in a quorum on resolutions in which he/she is interested to any extent or ratify any particular contract or arrangement carried out in breach of those provisions.
(j) Directors’ interests
If the legislation allows and the director has disclosed the nature and extent of the interest to the Board, the director can:
(i)	have any kind of interest in a contract with or involving the company (or in which the company has an interest or with or involving another company in which the company has an interest);
(ii)	have any kind of interest in a company in which the company has an interest (including holding a position in that company or being a shareholder of that company);
(iii)	hold a position (other than auditor) in the company or another company in which the company has an interest on terms and conditions decided by the Board; and
(iv)	alone (or through some firm with which the director is associated) do paid professional work (other than as auditor) for the company or another company in which the company has an interest on terms and conditions decided by the Board.
A director does not have to hand over to the company any benefit received or profit made as a result of anything permitted to be done under the Articles.
     When a director knows that he/she is in any way interested in a contract with the company he/she must tell the other directors.
(k) Retirement of directors
No person will be prevented from being or becoming a director simply because that person has reached the age of 70.
(l) Directors’ borrowing powers
To the extent that the legislation and the Articles allow, the Board may exercise all the powers of the company to borrow money, to mortgage or charge its business, property and assets (present and future) and to issue debentures and other securities, and give security either outright or as collateral security for any debt, liability or obligation of the company or another person.
Limitations affecting security holders
There are no limitations under the laws of the United Kingdom restricting the right of non-residents to hold or to vote shares in the company.
Documents on display
All reports and other information that BT files with the US Securities and Exchange Commission may be inspected at the SEC’s public reference facilities at room 1200, 450 Fifth Street, Washington, DC, USA. These reports may be accessed via the SEC’s website at www.sec.gov.

108 British Telecommunications plc Annual Report and Form 20-F 2010	Additional information for shareholders

CROSS REFERENCE TO FORM 20-F
The information in this document that is referred to in the following table shall be deemed to be filed with the Securities and Exchange Commission for all purposes:

Required Item in Form 20-F		Where information can be found in this Annual Report

Item		Section	Page

1	Identity of directors, senior management and advisors	Not applicable

2	Offer statistics and expected timetable	Not applicable

3	Key information
3A	Selected financial data	Omitted due to reduced disclosure format
3B	Capitalisation and indebtedness	Not applicable
3C	Reasons for the offer and use of proceeds	Not applicable
3D	Risk factors	Business review
		Our risks	13

4	Information on the company
4A	History and development of the company	Business review
		Our business
		Who we are	2
		What we do	2
		How we are structured	5
		Additional information for shareholders
		Background	104
		Financial review
		Liquidity
		Capital expenditure	23
		Acquisitions and disposals	24
4B	Business overview	Business review
		Our business	2
		Our resources	5
		Our performance by line of business	7
		Our corporate responsibility	12
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	104
4C	Organisational structure	Business review
		Our business
		How we are structured	5
		Subsidiary undertakings and associate	103
4D	Property, plants and equipment	Business review
		Our resources
		Property portfolio	7
		Consolidated financial statements
		Notes to the consolidated financial statements
		Property, plant and equipment	57

5	Operating and financial review and prospects
5A	Operating results	Business review
		Our performance by line of business	7
		Financial review	17
		Consolidated financial statements
		Accounting policies	33
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	104

5B	Liquidity and capital resources	Financial review	17
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	104
		Consolidated financial statements
		Notes to the consolidated financial statements
		Loans and other borrowings	61
		Financial commitments and contingent liabilities	66
		Financial instruments and risk management	77
5C	Research and development, patents and licences	Business review
		Our resources
		Global research capability	6
5D	Trend information	Financial review	17
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	104
5E	Off-balance sheet arrangements	Financial review
		Funding and capital management
		Off-balance sheet arrangements	25
5F	Tabular disclosure of contractual obligations	Financial review
		Funding and capital management
		Contractual obligations and commitments	25

6	Directors, senior management and employees
6A	Directors and senior management	Omitted due to reduced disclosure format
6B	Compensation	Omitted due to reduced disclosure format
6C	Board practices	Omitted due to reduced disclosure format
6D	Employees	Business review
		Our resources
		People	5
		Consolidated financial statements
		Notes to consolidated financial statements
		Employees	50
6E	Share ownership	Omitted due to reduced disclosure format
7	Major shareholders and related party transactions
7A	Major shareholders	Omitted due to reduced disclosure format

Cross reference to Form 20-F	British Telecommunications plc Annual Report and Form 20-F 2010 109

Required Item in Form 20-F		Where information can be found in this Annual Report

Item		Section	Page

7B	Related party transactions	Consolidated financial statements
		Notes to the consolidated financial statements
		Related party transactions	65
7C	Interests of experts and counsel	Not applicable

8	Financial information
8A	Consolidated statements and other financial information	See Item 18 below
		Business review
		Other information
		Legal proceedings	16
		Financial review
		Liquidity
		Dividends	24
		Consolidated financial statements
		Notes to the consolidated financial statements
		Financial commitments and contingent liabilities	66
		Additional information for shareholders
		Articles
		Dividends	107
8B	Significant changes	Financial review
		Funding and capital management
		Going concern	25

9	The offer and listing
9A	Offer and listing details	Not applicable
9B	Plan of distribution	Not applicable
9C	Markets	Not applicable
9D	Selling shareholders	Not applicable
9E	Dilution	Not applicable
9F	Expenses of the issue	Not applicable

10	Additional information
10A	Share capital	Not applicable
10B	Memorandum and articles of association	Additional information for shareholders
		Memorandum and Articles of Association	107
10C	Material contracts	Omitted due to reduced disclosure format
10D	Exchange controls	Additional information for shareholders
		Limitations affecting security holders	108
10E	Taxation	Not applicable
10F	Dividends and paying agents	Not applicable
10G	Statement by experts	Not applicable
10H	Documents on display	Additional information for shareholders
		Documents on display	108
10I	Subsidiary information	Not applicable
11	Quantitative and qualitative	Consolidated financial statements
	disclosures about market risk	Accounting policies
		Financial instruments	37
		Notes to the consolidated financial statements
		Financial instruments and risk management	77
12	Description of securities other than equity securities	Not applicable
13	Defaults, dividend arrearages and delinquencies	Not applicable
14	Material modifications to the rights of security holders
	and use of proceeds	Not applicable
15	Controls and Procedures	Statutory information
		US Sarbanes-Oxley Act of 2002	28
		Disclosure controls and procedures	28
		Internal control over financial reporting	28
16A	Audit Committee financial expert	Omitted due to reduced disclosure format
16B	Code of Ethics	Omitted due to reduced disclosure format
16C	Principal accountants fees and services	Consolidated financial statements
		Notes to the financial statements
		Audit and non-audit services	77
16E	Purchase of equity securities by the issuer and affiliated purchasers	Not applicable
16F	Change in registrant’s certifying accountants	Not applicable
16G	Corporate governance	Omitted due to reduced disclosure format
17	Financial statements	Not applicable
18	Financial statements	Report of the independent auditors – Consolidated financial statements	31
		United States opinion	32
		Consolidated financial statements
		Notes to the consolidated financial statements	47
		Accounting policies	33

110 British Telecommunications plc Annual Report and Form 20-F 2010	Cross reference to Form 20-F

Notes

Notes

British Telecommunications plc
Registered office: 81 Newgate Street, London EC1A 7AJ
Registered in England No. 1800000
Produced by BT Group
Designed by Greentarget, London
Typeset by Bowne
Printed in England by Leycol Printers Ltd
Printed on elemental chlorine-free paper
Sourced from sustainably managed forests
PHME 59915